            As filed with the Securities and Exchange Commission on May 21, 2010
                                                     Registration No. 333-______
                                                                        811-4113

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                     and/or

         REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                AMENDMENT NO. 134

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                               SEPARATE ACCOUNT H
(formerly, The Manufacturers Life Insurance Company (U.S.A.) Separate Account H)
                           (Exact name of Registrant)

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
          (formerly, The Manufacturers Life Insurance Company (U.S.A.))
                               (Name of Depositor)

                              38500 Woodward Avenue
                        Bloomfield Hills, Michigan 48304
              (Address of Depositor's Principal Executive Offices)

                                 (617) 663-3000
               (Depositor's Telephone Number Including Area Code)

                            Thomas J. Loftus, Esquire
                  John Hancock Life Insurance Company (U.S.A.)
                               601 Congress Street
                              Boston, MA 02210-2805
                     (Name and Address of Agent for Service)

                                    Copy to:

Approximate Date of Proposed Public Offering:  August 2, 2010

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered:  Variable Annuity Insurance Contracts

                                     PART A

                      INFORMATION REQUIRED IN A PROSPECTUS

                   (GIFL Select IRA Rollover Variable Annuity)
                          (currently issued contracts)

                                               Prospectus dated [August 2], 2010

                             (JOHN HANCOCK(R) LOGO)
                             JOHN HANCOCK ANNUITIES

                   [GIFL Select IRA Rollover Variable Annuity]

This Prospectus describes interests in single payment, deferred [GIFL Select IRA Rollover Variable Annuity] contracts (singly, a "Contract" and collectively, the "Contracts"). JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) ("John Hancock USA") issues the Contracts in all jurisdictions except New York, and JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK ("John Hancock New York") issues the Contracts in New York. Unless otherwise specified, "we," "us," "our," or a "Company" refers to the applicable issuing Company of a Contract. You, the Contract Owner, should refer to the first page of your [GIFL Select IRA Rollover Variable Annuity] Contract for the name of your issuing Company. We fund the Contracts in JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H or, in the case of John Hancock New York, JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A (collectively, the "Separate Accounts").

We offer the Contracts to participants who wish to roll over distributions from a 401(k) retirement plan funded by a John Hancock USA or John Hancock New York group annuity contract with a Guaranteed Income for Life Select lifetime income benefit feature to a Traditional IRA or to a Roth IRA.

VARIABLE INVESTMENT OPTIONS. When you purchase a Contract, you invest your distribution in the Variable Investment Options we make available under the Contracts. After that, you may transfer Contract Values among Variable Investment Options to the extent permitted under your Contract. We measure your Contract Value (and any Variable Annuity payments) according to the investment performance of Subaccounts of the Separate Accounts that correspond to the Variable Investment Options you select. Each Subaccount invests in one of the following Portfolios of John Hancock Trust:

                     Core Diversified Growth & Income Trust
                         Core Fundamental Holdings Trust
                        Core Global Diversification Trust
                            Lifestyle Balanced Trust
                          Lifestyle Conservative Trust
                             Lifestyle Growth Trust
                            Lifestyle Moderate Trust
                          [Ultra Short Term Bond Trust]

John Hancock Investments Management Services, LLC ("JHIMS LLC") is the investment adviser to the John Hancock Trust, and MFC Global Investment Management (U.S.A.) Limited is a subadviser and manager for all Portfolios shown except the [Ultra Short Term Bond Trust], which is subadvised by MFC Global Investment Management (U.S.), LLC.

CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR INSURED, GUARANTEED OR ENDORSED BY, ANY BANK, THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. PLEASE READ THIS PROSPECTUS CAREFULLY AND KEEP IT FOR FUTURE REFERENCE. IT CONTAINS INFORMATION ABOUT THE SEPARATE ACCOUNTS AND THE VARIABLE INVESTMENT OPTIONS THAT YOU SHOULD KNOW BEFORE INVESTING. THE CONTRACTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC"). NEITHER THE SEC NOR ANY STATE HAS DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
JOHN HANCOCK ANNUITIES SERVICE CENTER   MAILING ADDRESS
164 Corporate Drive                     Post Office Box 9505
Portsmouth, NH 03801-6815               Portsmouth, NH 03802-9505
(800) 344-1029                          www.jhannuities.com

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK
JOHN HANCOCK ANNUITIES SERVICE CENTER   MAILING ADDRESS
164 Corporate Drive                     Post Office Box 9506
Portsmouth, NH 03801-6815               Portsmouth, NH 03802-9506
(800) 551-2078                          www.jhannuitiesnewyork.com

GIFL Select IRA Rollover Variable Annuity

                                Table of Contents

I. GLOSSARY OF SPECIAL TERMS ..............................................    1
II. OVERVIEW ..............................................................    4
III. FEE TABLES ...........................................................   10
   EXAMPLES ...............................................................   11
IV. GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNTS AND THE
   PORTFOLIOS .............................................................   13
   THE COMPANIES ..........................................................   13
   THE SEPARATE ACCOUNTS ..................................................   13
   THE PORTFOLIOS .........................................................   14
   VOTING INTEREST ........................................................   17
V. DESCRIPTION OF THE CONTRACT ............................................   18
   ELIGIBILITY ............................................................   18
      THE PURCHASE PAYMENT ................................................   18
      VARIABLE INVESTMENT OPTIONS AND ACCUMULATION UNITS ..................   18
      Value of Accumulation Units .........................................   19
      Net Investment Factor ...............................................   19
      Transfers among Variable Investment Options .........................   19
      Maximum Number of Variable Investment Options .......................   20
      Telephone and Electronic Transactions ...............................   20
      Special Transfer Services - Asset Rebalancing Program ...............   21
      WITHDRAWALS .........................................................   21
      Impact of Divorce ...................................................   22
      Tax Considerations ..................................................   22
      Signature Guarantee Requirements for Surrenders and Partial
         Withdrawals ......................................................   22
      Special Withdrawal Services - The Income Made Easy Program ..........   22
   GIFL SELECT GUARANTEED LIFETIME INCOME WITHDRAWAL BENEFIT ..............   22
      Overview ............................................................   22
      Impact of Withdrawals before the Lifetime Income Date ...............   23
      Impact of Withdrawals after the Lifetime Income Date ................   23
      Increases in the GIFL Select Feature ................................   25
      Determination of the Lifetime Income Date ...........................   26
      Determination of a Single Life, Continuation Single Life or Spousal
         Lifetime Income Amount ...........................................   26
      Tax Considerations ..................................................   27
      Pre-Authorized Withdrawals - The Income Made Easy Program ...........   28
      Pre-Authorized Withdrawals - Life Expectancy Distribution Program ...   28
      Settlement Phase ....................................................   29
      Distribution at Death of Annuitant ..................................   29
   ANNUITIZATION PROVISIONS ...............................................   31
      General .............................................................   31
      Annuity Options .....................................................   31
      Determination of Amount of the First Variable Annuity Payment .......   33
      Annuity Units and the Determination of Subsequent Variable Annuity
         Payments .........................................................   33
      Transfers After Annuity Commencement Date ...........................   33
      Distributions Upon Death of Annuitant After Annuity Commencement
         Date .............................................................   33
   OTHER CONTRACT PROVISIONS ..............................................   34
      Right to Review .....................................................   34
      Ownership ...........................................................   34
      Annuitant ...........................................................   35
      Co-Annuitant ........................................................   35
      Beneficiary .........................................................   35
      Spouse ..............................................................   35
      Modification ........................................................   35
      Our Approval ........................................................   35
      Misstatement and Proof of Age, Sex or Survival ......................   35
VI. CHARGES AND DEDUCTIONS ................................................   36
   ASSET-BASED CHARGES ....................................................   36
      Daily Administration Fee ............................................   36
      Mortality and Expense Risks Fee .....................................   36
   GIFL SELECT FEE ........................................................   36
   PREMIUM TAXES ..........................................................   37
VII. FEDERAL TAX MATTERS ..................................................   38
   INTRODUCTION ...........................................................   38
   OUR TAX STATUS .........................................................   38
      Contributions to a Traditional IRA ..................................   38
      Contributions to a Roth IRA .........................................   39
      Distributions from a Roth IRA .......................................   39
      PENALTY TAX ON PREMATURE DISTRIBUTIONS ..............................   40
VIII. GENERAL MATTERS .....................................................   42
   DISTRIBUTION OF CONTRACTS ..............................................   42
      Standard Compensation ...............................................   42
      Differential Compensation ...........................................   42
   CONFIRMATION STATEMENTS ................................................   43
   REINSURANCE ARRANGEMENTS ...............................................   43
   STATEMENTS OF ADDITIONAL INFORMATION ...................................   43

                          I. Glossary of Special Terms

The following terms as used in this Prospectus have the indicated meanings. We also define other terms in specific sections of this Prospectus.

ACCUMULATION PERIOD: The period between the issue date of the Contract and the Annuity Commencement Date.

ANNUITANT: An Annuitant is the natural person whose life is used to determine eligibility for and the duration of a single life guaranteed lifetime income withdrawal benefit under the Contract and, upon annuitization, the natural person to whom we make annuity payments and whose lifetime measures the duration of annuity payments involving single life contingencies. The lives of the Annuitant and a co-Annuitant determine the eligibility for and the duration of a joint life guaranteed lifetime income withdrawal benefit under the Contract and, upon annuitization, the lifetimes of the Annuitant and a co-Annuitant measure the duration of annuity payments involving joint life contingencies. If the Contract is owned by an individual, the Annuitant must be the same person as the Owner.

ANNUITIES SERVICE CENTER: Our current service office, as listed on the first page of this Prospectus. You can send overnight mail to the street address of the Annuities Service Office 164 Corporate Drive, Portsmouth, New Hampshire 03801-6815.

ANNUITY COMMENCEMENT DATE: The date on which we begin to make annuity payments to the Annuitant. You can change the Annuity Commencement Date to any date prior to the Maturity Date.

ANNUITY OPTION: The method selected by the Contract Owner (or as specified in the Contract if no selection is made) for annuity payments made by us.

ANNUITY UNIT: A unit of measure that we use after the election of an Annuity Option to calculate Variable Annuity payments.

BENEFICIARY: The person, persons or entity entitled to the death proceeds of the Contract upon the death of the Annuitant. The Beneficiary is as specified in the application, unless changed.

BENEFIT BASE: A term used with the guaranteed lifetime income withdrawal benefit under the Contract to describe a value we use to determine the Lifetime Income Amount. Please refer to "V. Description of the Contract" for more details.

BENEFIT ENHANCEMENT: A term used with the guaranteed lifetime income withdrawal benefit under the Contract to describe an increase in the Benefit Base. Please refer to "V. Description of the Contract" for more details.

BUSINESS DAY: Any day on which the New York Stock Exchange is open for business. The end of a Business Day is the close of daytime trading of the New York Stock Exchange, which generally is 4:00 p.m. Eastern Time.

CO-ANNUITANT: A co-Annuitant is the natural person whose life is used, together with the life of an Annuitant, to determine eligibility for and the duration of a "spousal" guaranteed lifetime income withdrawal benefit under the Contract and, upon annuitization, the natural person whose lifetime, together with the lifetime of an Annuitant, measures the duration of annuity payments involving two life contingencies. Please refer to "V. Description of the Contract" for more details. The co-Annuitant must be the spouse of the Annuitant.

CODE: The Internal Revenue Code of 1986, as amended.

COMPANY: The insurance company, John Hancock USA or John Hancock New York, that issues your Contract.

CONTINGENT BENEFICIARY: The person, persons or entity to become the Beneficiary if the Beneficiary is not alive. The Contingent Beneficiary is as specified in the application, unless changed.

CONTINUATION SINGLE LIFE LIFETIME INCOME AMOUNT: A form of the guaranteed lifetime income withdrawal benefit under the Contract that we make available where a former participant and/or spouse of a former participant under a Guaranteed Income for Life Select 401(k) Retirement Plan received distributions under that plan and will continue to receive distributions under a Contract. Please refer to "Guaranteed Lifetime Income Withdrawal" in "V. Description of the Contract" for more details.

CONTRACT: The Variable Annuity contract offered by this Prospectus. If you purchased this annuity in New York, a Contract means the certificate issued to you under a group contract.

CONTRACT ANNIVERSARY: The anniversary of the Contract Date.

CONTRACT DATE: The date of issue of the Contract.

CONTRACT VALUE: The total of the Variable Investment Option values.

CONTRACT YEAR: The period of twelve consecutive months beginning on the date as of which the Contract is issued, or any anniversary of that date.

EXCESS WITHDRAWAL: A term used to describe certain withdrawals of Contract Value that may result in a reduction of the guaranteed lifetime income withdrawal benefit under the Contract. During periods of declining investment performance, Excess Withdrawals may cause substantial reductions to or the loss of the guaranteed lifetime income withdrawal benefit under the Contract. Please refer to "GIFL Select Guaranteed Lifetime Income Withdrawal" in "V. Description of the Contract" for more details.

FIXED ANNUITY: An Annuity Option with payments for a set dollar amount that we guarantee.

GENERAL ACCOUNT: All of a Company's assets, other than assets in its Separate Account and any other separate accounts it may maintain.

GUARANTEED INCOME FOR LIFE SELECT 401(K) ACCOUNT VALUE: The portion of the account value in a Guaranteed Income for Life Select 401(k) Retirement Plan account established by you or for your benefit that was allocated to investment options applicable to the transfer of the Benefit Base.

GUARANTEED INCOME FOR LIFE SELECT 401(K) RETIREMENT PLAN: A retirement plan intended to qualify under Section 401(k) of the Code and funded, in whole or in part, by a John Hancock USA or John Hancock New York group annuity contract with a Lifetime Income Benefit Rider, which allows the plan sponsor to offer a Guaranteed Income for Life Select feature.

GIFL SELECT: A term we may use to describe the guaranteed lifetime income withdrawal benefit provided in the Contract. Please refer to "GIFL Select Guaranteed Lifetime Income Withdrawal Benefit" in "V. Description of the Contract" for more details.

IRA ROLLOVER: The type of investment you make to purchase a Contract. A Contract may only be purchased as an Individual Retirement Account or Individual Retirement Annuity established under Section 408 of the Code ("Traditional IRA") or as a "Roth IRA" established under Section 408A of the Code, and funded with a distribution from a Guaranteed Income for Life Select 401(k) Retirement Plan.

JOHN HANCOCK NEW YORK: John Hancock Life Insurance Company of New York.

JOHN HANCOCK USA: John Hancock Life Insurance Company (U.S.A.).

LIFETIME INCOME AMOUNT: A term used with the guaranteed minimum withdrawal benefit under the Contract that generally describes the amount we guarantee to be available for withdrawal each Contract Year during the Accumulation Period, beginning on a Lifetime Income Date. Please refer to "GIFL Select Guaranteed Lifetime Income Withdrawal Benefit" in "V. Description of the Contract" for more details.

LIFETIME INCOME DATE: A term used with the guaranteed minimum withdrawal benefit under the Contract that generally describes the date on which we determine the Lifetime Income Amount. Please refer to "GIFL Select Guaranteed Lifetime Income Withdrawal - Determination of Lifetime Income Date" in "V. Description of the Contract" for more details.

MATURITY DATE: The latest allowable Annuity Commencement Date under your Contract. The Maturity Date is the last date (unless we consent to a later date) on which the Pay-Out Period commences and we begin to make annuity payments to the Annuitant. The Maturity Date is the date specified on the Contract specifications page, unless changed with our consent.

OWNER OR CONTRACT OWNER ("YOU"): The person or entity entitled to all of the ownership rights under the Contract. References in this Prospectus to Contract Owners are typically by use of "you." The Owner has the legal right to make all changes in contractual designations where specifically permitted by the Contract. The Owner is as specified in the application. If the Owner is an individual, the Owner and the Annuitant must be the same person. Unless you provide otherwise, if the Contract is not owned by an individual, the Annuitant becomes the Owner of the Contract on the Annuity Commencement Date.

PAY-OUT PERIOD: The period we make annuity payments to you following the Annuity Commencement Date.

PORTFOLIO: A series of a registered open-end management investment company which corresponds to a Variable Investment Option.

PROSPECTUS: This Prospectus that describes interests in the Contract.

PURCHASE PAYMENT: A distribution of a Guaranteed Income for Life Select 401(k) Account Value that you pay to us for the benefits provided by the Contract. You may make a distribution from only one Guaranteed Income for Life Select 401(k) Account Value to fund a Contract. We do not permit you to make any additional purchase payments under the Contract.

QUALIFIED PLAN: A retirement plan that receives favorable tax treatment under
Section 401, 403, 408, 408A (Roth IRAs) or 457 of the Code.

SEPARATE ACCOUNT: John Hancock Life Insurance Company (U.S.A.) Separate Account H or John Hancock Life Insurance Company of New York Separate Account A, as applicable. A Separate Account is a segregated asset account of a company that is not commingled with the general assets and obligations of the company.

SETTLEMENT PHASE: A term used with the guaranteed lifetime income withdrawal benefit under the Contract to describe the period when your Contract Value is less than the Lifetime Income Amount and we may begin to make payments to you of certain minimum guaranteed amounts. Please refer to "Settlement Phase" in "V. Description of the Contract" for more details.

SINGLE LIFE LIFETIME INCOME AMOUNT: A form of the guaranteed lifetime income withdrawal benefit under the Contract that we make available based on a single life. Please refer to "Determination of a Single Life, Continuation Single Life or Spousal Lifetime Income Amount" in "V. Description of the Contract" for more details.

SPOUSAL LIFETIME INCOME AMOUNT: A form of the guaranteed lifetime income withdrawal benefit under the Contract that we make available based on the life of a Contract Owner and his or her spouse. Please refer to "Determination of a Single Life, Continuation Single Life or Spousal Lifetime Income Amount" in "V. Description of the Contract" for more details.

STEP-UP: A term used with the guaranteed lifetime income withdrawal benefit under the Contract to describe a possible one-time increase in the Benefit Base. Please refer to "V. Description of the Contract - GIFL Select Guaranteed Lifetime Income Withdrawal Benefit" for more details.

SUBACCOUNT: A Subaccount of a Separate Account. Each Subaccount invests in shares of a specific Portfolio.

TRANSFERRED BENEFIT BASE: A term used to describe the benefit base amount under the Guaranteed Income for Life "Select" guarantee provision of the group annuity contract we issued to fund a Guaranteed Income for Life Select 401(k) Retirement Plan that you intend to transfer to a Contract as part of an IRA Rollover.

VARIABLE ANNUITY: An Annuity Option (1) with payments which are not predetermined or guaranteed as to dollar amount; and (2) whose payment account values vary in relation to the investment experience of one or more specified Subaccounts.

VARIABLE INVESTMENT OPTION: The investment choices available to Contract Owners. When you make an investment in a Variable Investment Option, we allocate it to a Subaccount that invests in shares of a specific Portfolio.

WITHDRAWAL AMOUNT: The total amount taken from your Contract Value, including any applicable withdrawal charge, tax and proportional share of administrative fee, to process a withdrawal.

                                  II. Overview

This overview tells you some key points you should know about the Contract. Because this is an overview, it does not contain all the information that may be important to you. You should read this entire Prospectus carefully, including its Appendices and the Statement of Additional Information for more detailed information about the material rights and features of the Contract.

We disclose all material features and benefits of the Contracts in this Prospectus. Insurance laws and regulations apply to us in every state in which our Contracts are sold. As a result, a Contract purchased in one state may have terms and conditions that vary from the terms and conditions of a Contract purchased in a different jurisdiction. We disclose all material variations in this Prospectus.

WHAT KIND OF CONTRACT IS DESCRIBED IN THIS PROSPECTUS?

The Contract is a single payment deferred Variable Annuity contract between you and the Company that may be purchased with a distribution from a Guaranteed Income for Life Select 401(k) Retirement Plan. A Contract may be purchased as a Traditional IRA or as a Roth IRA, but not both. The Contract is "deferred" because it provides for payments to be made by us beginning on a future date, and it is "variable" because Contract Value may increase or decrease daily based upon your investment choices. The Contract also provides a guaranteed minimum withdrawal benefit that we call "GIFL Select."

We issue the Contract in New York in the form of a certificate of coverage under a master group contract. We issue master group contracts to one or more trusts that are formed for the purpose of providing individual retirement accounts or individual retirement annuities. We use the word "Contract" in this Prospectus to refer both to the certificate issued under a group contract in New York, as well as to the individual contracts we issue outside of New York.

The Contract contains fees, investment options, GIFL Select benefits and limitations that may differ from the Guaranteed Income for Life Select feature in your employer's retirement plan. Please read this Prospectus carefully before you invest.

WHO IS ISSUING MY CONTRACT?

Your Contract provides the name of the Company that issues your Contract. In general, John Hancock USA may issue the Contract in any jurisdiction except New York. John Hancock New York issues the Contract only in New York. Each Company sponsors its own Separate Account.

WHY SHOULD I CONSIDER PURCHASING THE CONTRACT?

The GIFL Select IRA Rollover Variable Annuity Contract permits you to invest a distribution from your Guaranteed Income for Life Select 401(k) Account Value into a variable annuity Contract that you intend to use as a Traditional IRA or as a Roth IRA. You invest Contract Value in Variable Investment Options that may increase or decrease in value. You may transfer among investment options and take withdrawals of Contract Value.

We designed the GIFL Select feature in the Contract to provide you with a reliable source of income for life, regardless of investment performance:

     - You can transfer some or all of the Lifetime Income Amount protection we provided under your employer's retirement plan.

     - We guarantee a Lifetime Income Amount under the Contract for annual withdrawals during your retirement years, provided you satisfy any remaining attained age and "holding period" requirements. (Please read the "Guaranteed Lifetime Income Withdrawal Benefit" section of this Prospectus for more information.)

     - We provide a one time "Step-Up" opportunity at the time of the first withdrawal after the Lifetime Income Date to reflect favorable investment performance, if any, as of the prior Anniversary Date of the Contract.

     - We may increase the Lifetime Income Amount to reflect annual benefit enhancements, if you defer taking withdrawals of Cash Value during a Contract Year.

     -    We may decrease the Lifetime Income Amount if you take Excess
          Withdrawals.

In addition to providing access to a diverse selection of investment options and a guaranteed minimum withdrawal benefit, the Contract offers the availability of periodic annuity payments that can begin on the Contract's Annuity Commencement Date. You select the Annuity Commencement Date, the frequency of payment and the type of annuity payment option that we make available. Annuity payments are made to you. We offer Fixed Annuity and Variable Annuity payment options. Variable Annuity payment amounts are variable, based on your investment choices. If you select annuity payments under the Contract, you will no longer be able to take withdrawals.

YOU SHOULD CAREFULLY CONSIDER YOUR LIQUIDITY NEEDS BEFORE PURCHASING A CONTRACT. ALTHOUGH THE CONTRACT PERMITS YOU TO TAKE WITHDRAWALS OF ANY AMOUNT OF CONTRACT VALUE BEFORE THE ANNUITY COMMENCEMENT DATE, YOU MUST SATISFY "HOLDING PERIOD" AND ATTAINED AGE REQUIREMENTS BEFORE WE SET A LIFETIME INCOME AMOUNT AND A LIFETIME INCOME DATE. WITHDRAWALS OF CONTRACT VALUE BEFORE THEN (AND ANY EXCESS WITHDRAWAL IN ANY YEAR AFTER THAT) DECREASE YOUR LIFETIME INCOME GUARANTEE.

We will pay the proceeds of the Contract to your Beneficiary if you die prior to the Annuity Commencement Date, which is described in this Prospectus under "Distribution at Death of Annuitant."

HOW CAN I INVEST MONEY IN THE CONTRACT?

We use the term "Purchase Payment" to refer to the investment you make in the Contract, which must come from the distribution of a Guaranteed Income for Life Select 401(k) Account Value to a Contract that you intend to use as a traditional IRA or a Roth IRA. Your Purchase Payment for a Contract cannot include distributions from other accounts under the Plan. If you are the surviving spouse of a Guaranteed Income for Life Select 401(k) Retirement Plan participant, you are permitted to roll over your Guaranteed Income for Life Select plan assets to a Contract. The Contract is not available for purchases if you are a non-spousal beneficiary of a Guaranteed Income for Life Select 401(k) Retirement Plan participant.

We will issue a Contract as a Roth IRA if your Purchase Payment is from your 401(k) Roth Account or if your Purchase Payment is from a 401(k) "non-Roth" Account and you specifically instruct us to establish the Contract as a Roth IRA. In all other cases, we will issue a Contract as a Traditional IRA. Please see "Eligibility" in "V. Description of the Contract" for further information about purchasing the Contract as a Traditional IRA or as a Roth IRA. We provide information about tax withholding implications of certain distributions and conversions to a Roth IRA in "VII. Federal Tax Matters."

(Applicable to Contracts issued in California Only) For Contracts issued in California to persons 60 years of age or older, your Purchase Payment will be allocated to the Money Market Variable Investment Option for the first 30 days after the date the Contract is delivered to you. At the end of this 30-day period, we will automatically transfer the Contract Value in the Money Market Variable Investment Option to the Contract's other available Variable Investment Options. See "V. Description of the Contract - Other Contract Provisions - Right to Review Below."

WHAT CHARGES DO I PAY UNDER THE CONTRACT?

Your Contract has asset-based charges to compensate us primarily for our administrative expenses and for the mortality and expense risks that we assume under the Contract. We also assess a Guaranteed Income for Life Select fee, based on the Contract's Benefit Base. We deduct the charges proportionally from each of your Variable Investment Options. Although we do not impose a sales charge, we may use amounts derived from any of the charges, including certain fees and expenses of the underlying Portfolios, for payment of our distribution expenses. We make deductions for any applicable taxes based on the amount of the Purchase Payment.

WHAT ARE MY INVESTMENT CHOICES?

You may invest in any of the Variable Investment Options. Each Variable Investment Option is a Subaccount of a Separate Account that invests in a corresponding Portfolio. The Portfolios prospectuses contain full descriptions of the Portfolios. The amount you've invested in any Variable Investment Option will increase or decrease based upon the investment performance of the corresponding Portfolio (reduced by certain charges we deduct - see "III. Fee Tables"). Your Contract Value and the amounts of annuity payments will depend upon the investment performance of the underlying Portfolio of the Variable Investment Option you select.

You bear the investment risk that your Contract Value will increase or decrease to reflect the investment results of the Contract's investment Portfolios. Although a Portfolio may invest in other underlying funds, you will not have the ability to make those investment decisions. If you would prefer a broader range of investment options, you (and your financial advisor) should carefully consider the features of other variable annuity contracts offered by us or by other life insurance companies, or other forms of traditional IRAs and Roth IRAs, before purchasing a Contract.

HOW CAN I CHANGE MY INVESTMENT CHOICES?

ALLOCATION OF PURCHASE PAYMENT. You designate how your Purchase Payment is to be allocated among the Variable Investment Options at the time that you purchase the Contract.

TRANSFERS AMONG VARIABLE INVESTMENT OPTIONS. Prior to the Annuity Commencement Date, you may transfer your investment amounts among Variable Investment Options, subject to certain restrictions described below and discussed in greater detail in "V. Description of the Contract - Transfers Among Variable Investment Options." After the Annuity Commencement Date, you may transfer your allocations among the Variable Investment Options, subject to certain restrictions described in "V. Description of the Contract - Transfers After the Annuity Commencement Date."

The Variable Investment Options can be a target for abusive transfer activity. Long-term investors in a Variable Investment Option can be harmed by frequent transfer activity since such activity may expose the Variable Investment Option's corresponding Portfolio to increased Portfolio transaction costs (affecting the value of the shares) and/or disruption to the corresponding Portfolio manager's ability to effectively manage such corresponding Portfolio, both of which may result in dilution with respect to interests held for long-term investment. To discourage disruptive frequent trading activity, we have adopted a uniform policy for each Separate Account to restrict transfers to two per calendar month per Contract, with certain exceptions described in more detail in this Prospectus. We apply each Separate Account's policy and procedures uniformly to all Contract Owners.

In addition to such transfer restrictions, the John Hancock Trust also has adopted policies under Rule 22c-2 of the Investment Company Act of 1940, as amended (the "1940 Act") to detect and deter abusive short term trading. Accordingly, a Portfolio may require us to provide investor information or to impose trading restrictions if the Portfolio discovers violations of its frequent short-term trading policy. We will provide tax identification numbers and other Contract Owner transaction information to John Hancock Trust upon request, which it may use to identify any pattern or frequency of activity that violates its short-term trading policy.

HOW DO I ACCESS MY MONEY?

During the Accumulation Period, you may withdraw all or a portion of your Contract Value. Withdrawals may be subject to income tax, including special 10% tax penalties in many cases on the taxable portion of any distributions taken from a Contract before you reach age 59 1/2. Owners of Contracts issued as Roth IRAs may be subject to tax penalty for withdrawals taken on certain distributions within the first five years after establishment of the account.

If we issue your Contract for use as a Traditional IRA, you will be subject to tax requirements for minimum distributions over your lifetime. The Code also requires that distributions from most Contracts commence and/or be completed within a certain period of time. This effectively limits the period of time during which you can continue to derive tax deferral benefits from any tax-deductible Purchase Payment you paid or on any earnings under the Contract. Please read "VII. Federal Tax Matters" for more information about taxation on withdrawals and minimum distribution requirements applicable to traditional IRAs and Roth IRAs.

WHAT IS THE GIFL SELECT FEATURE UNDER MY CONTRACT?

The Contract permits you to choose how much Contract Value to withdraw at any time. We designed the GIFL Select feature of the Contract to guarantee that a Lifetime Income Amount will be available for annual withdrawals for as long as you live, starting on the Lifetime Income Date, even if your Contract Value declines to zero. You must satisfy certain conditions and make certain choices, however, to fully benefit from this guarantee:

     - you must satisfy certain age and holding period requirements before we set the first available Lifetime Income Date and calculate a Lifetime Income Amount;

     - if you take any withdrawal before we set the first available Lifetime Income Date, we will reduce the amounts we use to calculate the Lifetime Income Amount;

     - if you take annual withdrawals after we set the Lifetime Income Date that are in excess of the Lifetime Income Amount, we will reduce the amounts we use to calculate the Lifetime Income Amount for future Contract Years;

BEFORE PURCHASING A CONTRACT, YOU SHOULD CAREFULLY CONSIDER YOUR DESIRE AND
ABILITY:

     - TO FUND AN EARLY RETIREMENT, BECAUSE YOU COULD LOSE BENEFITS UNDER THE GIFL SELECT FEATURE IF YOU TAKE WITHDRAWALS BEFORE THE LIFETIME INCOME DATE, AND YOU MUST SATISFY "HOLDING PERIOD" AND ATTAINED AGE REQUIREMENTS BEFORE WE WILL SET A LIFETIME INCOME DATE (YOU COULD LOSE THE GIFL SELECT GUARANTEE IF WITHDRAWAL AMOUNTS DEPLETE YOUR CONTRACT VALUE AND ANY REMAINING BENEFIT BASE TO ZERO); AND

     - TO LIMIT YOUR ANNUAL WITHDRAWAL AMOUNTS TO THE LIFETIME INCOME AMOUNT AFTER THE APPLICABLE LIFETIME INCOME DATE, BECAUSE WE MAY REDUCE THE LIFETIME INCOME AMOUNT IF YOU TAKE AN EXCESS WITHDRAWAL.

Please refer to "Guaranteed Lifetime Income Withdrawal Benefit" in "V. Description of the Contract" for more details, including examples to describe how the benefit works and the impact of Excess Withdrawals.

HOW IS THE INITIAL LIFETIME INCOME AMOUNT CALCULATED?

We use different formulas to determine an initial Lifetime Income Amount, depending on the form of Lifetime Income Amount you select, the type of Lifetime Income Amount for which you qualify and, in some cases, your age when you purchase a Contract.

When you first purchase a Contract, we determine a Benefit Base that is the greater of:

     - the GIFL Income for Life Select 401(k) Account Value distribution that you use as the Purchase Payment for the Contract, or

     - the benefit base under your Guaranteed Income for Life Select 401(k) Retirement Plan that we permit you to transfer to the Contact. (We will permit you to transfer all of your benefit base only if use your entire GIFL Income for Life Select 401(k) Account Value distribution as a Purchase Payment for the Contract).

After you purchase a Contract, we may reduce the Benefit Base (and the Lifetime Income Amount) if you take Excess Withdrawals, and we may increase the Benefit Base (and the Lifetime Income Amount) if you qualify for any of the opportunities described below. The Benefit Base has no cash value and usually will differ from the Contract Value you may withdraw. The maximum Benefit Base is $5,000,000.

We determine the initial Lifetime Income Amount on the earliest available Lifetime Income Date. To do this, we multiply the greater of the Contract Value or the Benefit Base then in effect by the rate applicable to your Contract. We will recalculate the Lifetime Income Amount if you take no withdrawals or annuitize the Contract during the next Contract Year. We describe the rates we use to calculate the Lifetime Income Amount on the earliest available Lifetime Income Date, and certain age and holding period requirements, on the next page.

WILL I HAVE AN OPPORTUNITY TO INCREASE THE LIFETIME INCOME AMOUNT UNDER MY GIFL SELECT GUARANTEED MINIMUM WITHDRAWAL BENEFIT?

Yes. The GIFL Select feature under the Contract has three ways to provide a potential increase in the Lifetime Income Amount:

     - if you purchase a Contract before age 65, and defer taking any withdrawals (or annuitizing the Contract) between the ages of 59 1/2 and 65, we will use a higher rate to calculate a Single Life Lifetime Income Amount,*

     - if you do not take any withdrawals of Contract Value (or annuitize the Contract) during any Contract Year, we will add a Benefit Enhancement to the Benefit Base at the beginning of the next Contract Year that may increase the Lifetime Income Amount for future Contract Years, and

     - when you take your first withdrawal after the "Lifetime Income Date," you have a one-time opportunity to Step-Up the Benefit Base we use to determine the Lifetime Income Amount. A Step-Up will reflect investment gains in the Contract Value, if any, as of the prior Contract Anniversary. We provide no assurance that your Contract Value will experience investment gains; it may increase or decrease in value at any time.

BEFORE PURCHASING A CONTRACT, YOU SHOULD CAREFULLY CONSIDER YOUR DESIRE AND ABILITY TO MAKE FUTURE CHOICES BETWEEN TAKING OR DEFERRING WITHDRAWALS OF CONTRACT VALUE THAT MAY IMPACT THE AMOUNT OF THE GIFL SELECT GUARANTEED MINIMUM WITHDRAWAL BENEFIT.

Please refer to "Guaranteed Lifetime Income Withdrawal Benefit" in "V. Description of the Contract" for more information.

     * If you were taking distributions under a Guaranteed Income for Life Select 401(k) Retirement Plan, and continue to do so under a Contract, you will not qualify for an annual Benefit Enhancement.

WHAT RATES DO WE USE TO DETERMINE THE LIFETIME INCOME AMOUNT, AND WHAT ARE THE APPLICABLE HOLDING PERIOD AND AGE REQUIREMENTS THAT YOU MUST SATISFY FOR THE GIFL SELECT GUARANTEED MINIMUM WITHDRAWAL BENEFIT?

We designed the GIFL Select feature to provide minimum withdrawal benefit guarantees on a single life and on a joint spousal life basis. You must satisfy a holding period requirement, and have attained the applicable age before the GIFL Select guaranteed minimum withdrawal benefit begins. We charge a fee for the benefit from the date we issue a Contract, however, even if you have not satisfied the necessary requirements at that time.

     - HOLDING PERIOD. Your Contract must remain in force throughout a holding period measured from the date we issue the Contract. The maximum holding period is 5 Contract Years, but we will reduce the required holding period to reflect the time that you (or a spouse) were a participant in a Guaranteed Income for Life Select 401(k) Retirement Plan.

     - AGE REQUIREMENTS - SINGLE LIFE. In most cases, you must attain at least age 59 1/2 to establish a Single Life Lifetime Income Amount. If you are at least 59 1/2, but less than 65, when you "establish" the GIFL Select feature, we will use a 4% rate to calculate a Single Life Lifetime Income Amount. If you wait until you attain age 65 before you "establish" the GIFL Select feature, we will use a 5% rate to calculate a Single Life Lifetime Income Amount.

          We do not apply an age requirement, however, if you established a guaranteed minimum withdrawal benefit under a Guaranteed Income for Life Select 401(k) Retirement Plan and continue to take distributions under a Contract. In that event, we will use the rate applicable to your Guaranteed Income for Life Select 401(k) Account, as follows:

               - 4% if you commenced receiving distributions under the plan on a single life basis before age 65,

               - 4.5% if you commenced receiving distributions under the plan on a joint spousal basis (we will use this rate where you are a former participant in the plan, or a surviving spouse of a former participant, and are purchasing a Contract for a single life Lifetime Income Amount), or

               - 5% if you commenced receiving distributions under the plan on a single life basis on or after age 65.

          In this Prospectus, we refer to each of these types of single life Lifetime Income Amounts as a Continuation Single Life Lifetime Income Amount. Your Contract will contain the applicable rate and refer to it as a Single Life Lifetime Income Amount.

     - AGE REQUIREMENTS - JOINT SPOUSAL LIFE. You and your spouse must both attain age 65 to establish a Spousal Lifetime Income Amount. In that event, we will use a 4.5% rate to calculate a Spousal Lifetime Income Amount.

Please read "V. Description of the Contract - Lifetime Income Provisions" for additional details.

HOW DO I ESTABLISH MY GIFL SELECT GUARANTEED MINIMUM WITHDRAWAL BENEFIT?

Once you satisfy the applicable age and holding period requirements, we will set the first available Lifetime Income Date and calculate a Lifetime Income Amount. You will "establish" that Lifetime Income Amount if you take a withdrawal at any time during the next 12 months. If you do:

     - the Lifetime Income Amount will reflect a Step-Up in the Benefit Base if there were investment gains in Contract Value as of the prior Contract Anniversary;

     - you will not be eligible for an annual Benefit Enhancement for that year, but you will remain eligible for future annual Benefit Enhancements if you defer taking withdrawals in future Contract Years and do not annuitize your Contract;

     - you will need to tell us before establishing the Lifetime Income Amount if you wish to establish a Spousal Lifetime Income Amount in lieu of a Single Life Lifetime Income Amount. Once you establish a Lifetime Income Amount, you will not be able to change from a Single Life form of benefit to a Spousal form of benefit, or vice-versa.

If you defer taking withdrawals after we set the first available Lifetime Income Date, we will recalculate the Lifetime Income Amount at the next Contract Anniversary. You will then be able to "establish" that Lifetime Income Amount during the following 12 months. We will continue to recalculate the Lifetime Income Amount, and you will be able to "establish" the recalculated amount if you continue to defer withdrawals until the Maturity Date.

WHAT ARE THE TAX CONSEQUENCES OF OWNING A CONTRACT?

In most cases, no income tax will have to be paid on amounts you earn under a Contract until these earnings are paid out. All or part of the following distributions from a Contract may constitute a taxable payout of earnings:

     - full or partial withdrawals (including surrender of the Contract, payments of the Lifetime Income Amount or any systematic withdrawals);

     -    payment of any death proceeds; and

     -    periodic payments under one of our annuity payment options.

How much you will be taxed on a distribution is based upon complex tax rules and depends on matters such as:

     -    the type of the distribution;

     -    when the distribution is made;

     - the rules governing distributions and conversions from a retirement plan to a Traditional IRA or Roth IRA;

     - the rules governing distributions and conversions from a Traditional IRA or Roth IRA; and

     -    the circumstances under which the payments are made.

The Code requires Contracts issued to qualify as Traditional IRAs or Roth IRAs not to be used for loans, assignments or pledges. A 10% tax penalty applies in many cases to the taxable portion of any distributions taken from a Contract issued as a Traditional IRA before you reach age 59 1/2. Traditional IRAs are subject to minimum distribution requirements beginning in the year a taxpayer attains age 70 1/2, and both Traditional IRAs and Roth IRAs are subject to requirements for death benefit distributions to commence and/or be completed within a certain period of time. This effectively limits the period of time during which you can derive tax deferral benefits from the rollover or conversion of your Guaranteed Income for Life Select 401(k) Account Value into a Contract, or on any earnings under the Contract.

THE CONTRACT DOES NOT PROVIDE ANY ADDITIONAL TAX-DEFERRAL BENEFITS BEYOND THE TREATMENT PROVIDED THE CONTRACT AS AN IRA. HOWEVER, THE CONTRACT OFFERS FEATURES AND BENEFITS THAT OTHER INVESTMENTS MAY NOT OFFER. YOU AND YOUR FINANCIAL PROFESSIONAL SHOULD CAREFULLY CONSIDER WHETHER THE FEATURES AND BENEFITS, INCLUDING THE VARIABLE INVESTMENT OPTIONS, PROTECTION THROUGH

THE GIFL SELECT FEATURE, AND OTHER BENEFITS PROVIDED UNDER THE CONTRACT ARE SUITABLE FOR YOUR NEEDS AND OBJECTIVES AND ARE APPROPRIATE IN LIGHT OF THE EXPENSE.

We provide additional information on taxes in the "VII. Federal Tax Matters" section of this Prospectus. We make no attempt to provide more than general information. Purchasers of Contracts for use with any retirement plan should consult their legal counsel and a qualified tax advisor regarding the suitability of the Contract.

CAN I RETURN MY CONTRACT?

In most cases, you have the right to cancel your Contract within 10 days (or longer in some states) after you receive it. Because your Contract is issued as an IRA, you will receive a refund of the Purchase Payment you made during the first seven days of this period if that amount is greater than the Contract Value. After seven days, we will return the Contract Value. The date of cancellation is the date we receive the Contract. Rather than receive the Contract Value as a taxable distribution, you may opt to return this amount to the Guaranteed Income for Life Select 401(k) plan (if permitted under the plan) (see "VII. Federal Tax Matters").

     (Applicable to Contracts issued in California Only) Contracts issued in California to persons age 60 and older may cancel the Contract by returning it to our Annuities Service Center or registered representative at any time within 30 days after receiving it. We will allocate your Purchase Payment to the Money Market Variable Investment Option during this period. We will, however, permit you to elect to allocate your Purchase Payment during this 30-day period to the Contract's other available Variable Investment Options. If you cancel the Contract during this 30-day period and your Purchase Payment was allocated to the Money Market Variable Investment Option, we will pay you the greater of (a) the original amount of your Purchase Payment and (b) the Contract Value computed at the end of the Business Day on which we receive your returned Contract. If you elected to have your Purchase Payment allocated to the Contract's other available Variable Investment Options, we will pay you the Contract Value computed at the end of the Business Day on which we receive your returned Contract. At the end of the 30-day period, we will transfer your money automatically into other available Variable Investment Options that you select. See "V. Description of the Contract - Other Contract Provisions - Right to Review."

We supplement the table describing the operating expenses for the Portfolios in "III. Fee Tables" with the following:

APPLICABLE ONLY TO CONTRACTS ISSUED IN CALIFORNIA AND ONLY DURING THE RIGHT TO REVIEW PERIOD:

                                               DISTRIBUTION                 ACQUIRED      TOTAL ANNUAL    CONTRACTUAL       NET
                                  MANAGEMENT    AND SERVICE     OTHER    PORTFOLIO FEES     OPERATING       EXPENSE      OPERATING
PORTFOLIO/SERIES                      FEE      (12B-1) FEES   EXPENSES    AND EXPENSES    EXPENSES (1)   REIMBURSEMENT    EXPENSES
----------------                  ----------   ------------   --------   --------------   ------------   -------------   ---------
MONEY MARKET(2)
(Applicable to Contracts issued
   in California Only)
Series I                             0.47%         0.05%        0.04%         0.00%           0.56%          0.00%         0.56%

Notes:

(1) The "Total Annual Operating Expenses" include fees and expenses incurred indirectly by a Portfolio as a result of its investment in other investment companies ("Acquired Portfolio Fees and Expenses"). The Total Annual Operating Expenses shown may not correlate to the Portfolio's ratio of expenses to average net assets shown in the "Financial Highlights" section of the Portfolio prospectus, which does not include Acquired Portfolio Fees and Expenses. Acquired Portfolio Fees and Expenses are based on the estimated indirect net expenses associated with the Portfolio's investment in the underlying Portfolios.

(2) "Other Expenses" exclude Extraordinary Expenses incurred during the fiscal year ended December 31, 2009. Had these fees been included, "Other Expenses" would have been 0.05%.

WILL I RECEIVE A CONFIRMATION STATEMENT?

We will send you a confirmation statement for certain transactions in your Variable Investment Options. You should carefully review these statements to verify their accuracy. You should immediately report any mistakes to our Annuities Service Center (at the address or phone number shown on the first page of this Prospectus). If you fail to notify our Annuities Service Center of any mistake within 60 days of the delivery of the confirmation statement, you will be deemed to have ratified the transaction. Information regarding e-delivery of confirmation statements appears under "V. Description of the Contract - Variable Investment Options and Accumulation Units - Telephone and Electronic Transactions."

                                 III. Fee Tables

The following tables describe the fees and expenses applicable to buying, owning and surrendering a GIFL Select IRA Rollover Variable Annuity Contract. These fees and expenses are more completely described in this Prospectus under "VI. Charges and Deductions." The items listed under "Total Annual Portfolio Operating Expenses" are described in detail in the Portfolio prospectus. Unless otherwise shown, the tables below show the maximum fees and expenses.

THE FOLLOWING TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER CASH VALUE BETWEEN VARIABLE INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED FROM YOUR CONTRACT VALUE.

                     CONTRACT OWNER TRANSACTION EXPENSES(1)

TRANSFER FEE(2)
Maximum Fee       $25
Current Fee       $ 0

(1) State premium taxes may also apply to your Contract, which currently range from 0.04% to 4.00% of each Purchase Payment (See "VI. Charges and Deductions - Premium Taxes").

(2) This fee is not currently assessed against transfers. We reserve the right to impose a charge in the future for transfers in excess of 12 per year. The amount of this fee will not exceed the lesser of $25 or 2% of the amount transferred.

THE FOLLOWING TABLE DESCRIBES FEES AND EXPENSES THAT YOU PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. THIS TABLE DOES NOT INCLUDE ANNUAL PORTFOLIO OPERATING EXPENSES.

            PERIODIC FEES AND EXPENSES OTHER THAN PORTFOLIO EXPENSES

ANNUAL CONTRACT FEE                        None
-------------------                        ----
ANNUAL SEPARATE ACCOUNT EXPENSES(1)
  Daily Administration Fee                 0.15%
  Mortality and Expense Risks Fee(2)       0.45%
                                           -----
TOTAL ANNUAL SEPARATE ACCOUNT EXPENSES     0.60%
                                           ====
GUARANTEED INCOME FOR LIFE SELECT FEE(3)
  Maximum Fee                              0.65%
  Current Fee                              0.50%

(1) A daily charge reflected as an annualized percentage of the Variable Investment Options.

(2) This charge is assessed on all active Contracts, including Contracts continued by a Beneficiary.

(3) Amount shown is an annual percentage based on the Benefit Base. We impose the current fee shown, but reserve the right to increase it up to the maximum fee shown.

THE NEXT TABLE DESCRIBES THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE PORTFOLIOS THAT YOU PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. MORE DETAIL CONCERNING EACH PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PORTFOLIO'S PROSPECTUS.

TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES                           MINIMUM   MAXIMUM
-----------------------------------------                           -------   -------
Range of expenses that are deducted from Portfolio assets,
   including management fees, Rule 12b-1 fees, and other expenses   [0.88%]   [1.22%]

EXAMPLES

We provide the following examples that are intended to help you compare the costs of investing in a Contract with the costs of investing in other variable annuity contracts. These costs include Contract Owner expenses, Contract fees, Separate Account annual expenses and Portfolio fees and expenses.

EXAMPLE 1: MAXIMUM PORTFOLIO OPERATING EXPENSES

The following example assumes that you invest $10,000 in a Contract, that your investment has a 5% return each year and that the maximum Guaranteed Income for Life Select fee and the maximum fees and expenses of any of the Portfolios apply. We calculate the Guaranteed Income for Life Select fee on the assumption that your initial Benefit Base is $10,000, you take no withdrawals during the period shown, you receive a Benefit Enhancement of 3% on each Contract Anniversary, and you do not set your Lifetime Income Amount during the period shown. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

JOHN HANCOCK USA AND JOHN HANCOCK NEW YORK

                                                        1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                        ------   -------   -------   --------
If you surrender the Contract at the end of
   the applicable time period:                           $250      $769     $1,316    $2,811
If you annuitize, or do not surrender the
   Contract at the end of the applicable time period:    $250      $769     $1,316    $2,811

EXAMPLE 2: MINIMUM PORTFOLIO OPERATING EXPENSES

The next example assumes that you invest $10,000 in a Contract, that your investment has a 5% return each year, the maximum Guaranteed Income for Life Select fee and the minimum fees and expenses of any of the Portfolios apply. We calculate the Guaranteed Income for Life Select fee on the assumption that your initial Benefit Base is $10,000, you take no withdrawals during the period shown, you receive a Benefit Enhancement of 3% on each Contract Anniversary, and you do not set your Lifetime Income Amount during the period shown. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

JOHN HANCOCK USA AND JOHN HANCOCK NEW YORK

                                                        1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                        ------   -------   -------   --------
If you surrender the Contract at the end of the
   applicable time period:                              [$216]    [$665]   [$1,141]  [$2,455]
If you annuitize, or do not surrender the Contract
   at the end of the applicable time period:            [$216]    [$665]   [$1,141]  [$2,455]

EXAMPLE 3: MINIMUM PORTFOLIO OPERATING EXPENSES

The next example assumes that you invest $10,000 in a Contract, that your investment has a 5% return each year, the current Guaranteed Income for Life Select fee and the minimum fees and expenses of any of the Portfolios apply. We calculate the Guaranteed Income for Life Select fee on the assumption that your initial Benefit Base is $10,000, you take no withdrawals during the period shown, you receive a Benefit Enhancement of 3% on each Contract Anniversary, and you do not set your Lifetime Income Amount during the period shown. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

JOHN HANCOCK USA AND JOHN HANCOCK NEW YORK

                                                        1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                        ------   -------   -------   --------
If you surrender the Contract at the end of the
   applicable time period:                              [$201]    [$620]   [$1,064]  [$2,296]
If you annuitize, or do not surrender the Contract
   at the end of the applicable time period:            [$201]    [$620]   [$1,064]  [$2,296]

THE FOLLOWING TABLE DESCRIBES THE OPERATING EXPENSES FOR EACH OF THE PORTFOLIOS, AS A PERCENTAGE OF THE PORTFOLIO'S AVERAGE NET ASSETS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2009, EXCEPT AS STATED BELOW IN THE NOTES THAT FOLLOW THE TABLE. MORE DETAIL CONCERNING EACH PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PORTFOLIO'S PROSPECTUS AND IN THE NOTES FOLLOWING THE TABLE.

                                                 DISTRIBUTION               ACQUIRED     TOTAL ANNUAL   CONTRACTUAL      NET
                                     MANAGEMENT   AND SERVICE    OTHER   PORTFOLIO FEES    OPERATING      EXPENSE     OPERATING
PORTFOLIO/SERIES                         FEE     (12B-1) FEES  EXPENSES   AND EXPENSES   EXPENSES (1)  REIMBURSEMENT   EXPENSES
----------------                     ----------  ------------  --------  --------------  ------------  -------------  ---------
CORE DIVERSIFIED GROWTH & INCOME(2)
Series II                               0.04%        0.55%       5.27%        0.43%          6.29%        -5.17%        1.12%
CORE FUNDAMENTAL HOLDINGS(3)
Series II                               0.05%        0.55%       0.14%        0.48%          1.22%        -0.09%        1.13%
CORE GLOBAL DIVERSIFICATION(3)
Series II                               0.05%        0.55%       0.14%        0.57%          1.31%        -0.09%        1.22%
LIFESTYLE BALANCED
Series II                               0.04%        0.25%       0.02%        0.73%          1.04%         0.00%        1.04%
LIFESTYLE CONSERVATIVE
Series II                               0.04%        0.25%       0.03%        0.69%          1.01%         0.00%        1.01%
LIFESTYLE GROWTH
Series II                               0.04%        0.25%       0.03%        0.74%          1.06%         0.00%        1.06%
LIFESTYLE MODERATE
Series II                               0.04%        0.25%       0.03%        0.71%          1.03%         0.00%        1.03%
[ULTRA SHORT TERM BOND(4)]
[Series II]                            [0.55%]      [0.25%]     [0.08%]      [0.00%]        [0.88%]       [0.00%]      [0.88%]

NOTES TO PORTFOLIO EXPENSE TABLE

(1) The "Total Annual Operating Expenses" include fees and expenses incurred indirectly by a Portfolio as a result of its investment in other investment companies ("Acquired Portfolio Fees and Expenses"). The Total Annual Operating Expenses shown may not correlate to the Portfolio's ratio of expenses to average net assets shown in the "Financial Highlights" section of the Portfolio prospectus, which does not include Acquired Portfolio Fees and Expenses. Acquired Portfolio Fees and Expenses are based on the estimated indirect net expenses associated with the Portfolio's investment in the underlying Portfolios.

(2) The Adviser has contractually limited other Portfolio level expenses to 0.10% until April 30, 2011. These expenses consist of operating expenses of the Portfolio, excluding advisory, 12b-1, underlying Portfolio expenses, transfer agent and blue sky fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business.

(3) The Adviser has contractually limited other Portfolio level expenses to 0.05% until April 30, 2011. These expenses consist of operating expenses of the Portfolio, excluding advisory, 12b-1, underlying Portfolio expenses, transfer agent and blue sky fees, taxes, brokerage commissions, interest expense, litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of business.

(4) Since the Portfolio has not commenced operations as of _____, 2010, expenses are estimates.

   IV. General Information about Us, the Separate Accounts and the Portfolios

THE COMPANIES

We are subsidiaries of Manulife Financial Corporation.

Your Contract is issued by either John Hancock USA or John Hancock New York. Please refer to your Contract to determine which Company issued your Contract.

John Hancock USA, formerly known as "The Manufacturers Life Insurance Company (U.S.A.)," is a stock life insurance company originally organized under the laws of Maine on August 20, 1955 by a special act of the Maine legislature. John Hancock USA redomesticated under the laws of Michigan on December 30, 1992. John Hancock USA is authorized to transact life insurance and annuity business in all states (except New York), the District of Columbia, Guam, Puerto Rico and the Virgin Islands. Its principal office is located at 601 Congress Street, Boston, Massachusetts 02210-2805. John Hancock USA also has an Annuities Service Center at 164 Corporate Drive, Portsmouth, NH 03801-6815.

John Hancock New York, formerly known as "The Manufacturers Life Insurance Company of New York," is a wholly-owned subsidiary of John Hancock USA and is a stock life insurance company organized under the laws of New York on February 10, 1992. John Hancock New York is authorized to transact life insurance and annuity business only in the State of New York. Its principal office is located at 100 Summit Lake Drive, Valhalla, New York 10595. John Hancock New York also has an Annuities Service Center at 164 Corporate Drive, Portsmouth, NH 03801-6815.

The ultimate parent of both companies is Manulife Financial Corporation, a publicly traded company, based in Toronto, Canada. Manulife Financial Corporation is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial. The Companies changed their names to John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York, respectively, on January 1, 2005 following Manulife Financial Corporation's acquisition of John Hancock Financial Services, Inc.

The Company incurs obligations under the Contract to guarantee amounts in addition to your Contract Value, such as the Lifetime Income Amount and the Annuity Option, and to the extent that the Company pays such amounts, the payments will come from the Company's general account assets. You should be aware that the Company's general account consists of securities and other investments, the value of which may decline during periods of adverse market conditions. The Company's financial statements contained in the Statement of Additional Information include a further discussion of risks inherent within the Company's general account investments.

THE SEPARATE ACCOUNTS

We use our Separate Accounts to support the Variable Investment Options you choose.

You do not invest directly in the Portfolios made available under the Contracts. When you direct or transfer money to a Variable Investment Option, we will purchase shares of a corresponding Portfolio through one of our Separate Accounts. We hold the Portfolio's shares in a "Subaccount" (usually with a name similar to that of the corresponding Portfolio) of the applicable Separate Account. A Separate Account's assets (including the Portfolio's shares) belong to the Company that maintains that Separate Account.

For Contracts issued by John Hancock USA, we purchase and hold Portfolio shares in John Hancock Life Insurance Company (U.S.A.) Separate Account H. John Hancock USA, then known as The Manufacturers Life Insurance Company (U.S.A.), became the owner of this Separate Account in a merger transaction with The Manufacturers Life Insurance Company of North America ("Manulife North America") on January 1, 2002. Manulife North America initially established Separate Account H on August 24, 1984 as a separate account under the laws of Delaware. When Manulife North America merged with John Hancock USA, John Hancock USA became the owner of Separate Account H and reestablished it as a Separate Account under the laws of Michigan. As a result of this merger, John Hancock USA became the owner of all of Manulife North America's assets, including the assets of Separate Account H and assumed all of Manulife North America's obligations including those under its contracts. The merger had no other effects on the terms and conditions of contracts issued prior to January 1, 2002.

For Contracts issued by John Hancock New York, we purchase and hold Portfolio shares in John Hancock Life Insurance Company of New York Separate Account A. John Hancock New York established this Separate Account on March 4, 1992 as a separate account under the laws of New York.

The income, gains and losses, whether or not realized, from assets of a Separate Account are credited to or charged against that Separate Account without regard to a Company's other income, gains, or losses. Nevertheless, all obligations arising under a Company's Contracts are general corporate obligations of that Company. Assets of a Separate Account may not be charged with liabilities arising out of any of the respective Company's other business.

We reserve the right, subject to compliance with applicable law, to add other Subaccounts, eliminate existing Subaccounts, combine Subaccounts or transfer assets in one Subaccount to another Subaccount that we, or an affiliated company, may establish. We will not eliminate existing Subaccounts or combine Subaccounts without the prior approval of the appropriate state or federal regulatory authorities.

We registered the Separate Accounts with the SEC under the Investment Company Act of 1940, as amended (the "1940 Act") as unit investment trusts. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment policies or practices of the Separate Accounts. If a Company determines that it would be in the best interests of persons having voting rights under the Contracts it issues, that Company's Separate Account may be operated as a management investment company under the 1940 Act or it may be deregistered if 1940 Act registration were no longer required.

THE PORTFOLIOS

When you select a Variable Investment Option, we invest your money in a Subaccount of our Separate Account and it invests in shares of a corresponding Portfolio of John Hancock Trust.

THE PORTFOLIOS IN THE SEPARATE ACCOUNT ARE NOT PUBLICLY TRADED MUTUAL FUNDS. The Portfolios are only available to you as Investment Options in the Contracts or, in some cases, through other variable annuity contracts or variable life insurance policies issued by us or by other life insurance companies. In some cases, the Portfolios also may be available through participation in certain qualified pension or retirement plans.

Investment Management

The Portfolios' investment advisers and managers may manage publicly traded mutual funds with similar names and investment objectives. However, the Portfolios are NOT directly related to any publicly traded mutual fund. You should not compare the performance of any Portfolio described in this Prospectus with the performance of a publicly traded mutual fund. THE PERFORMANCE OF ANY PUBLICLY TRADED MUTUAL FUND COULD DIFFER SUBSTANTIALLY FROM THAT OF ANY OF THE PORTFOLIOS HELD IN OUR SEPARATE ACCOUNT.

In selecting the Portfolios that will be available as Variable Investment Options under the Contract, we may establish requirements that are intended, among other things, to mitigate market price and interest rate risk for compatibility with our obligations to pay guarantees and benefits under the Contract, including the GIFL Select feature. We seek to make available Variable Investment Options that use strategies that are intended to lower potential volatility, including, but not limited to, strategies that: encourage diversification in asset classes and style; combine equity exposure with exposure to fixed income securities; and that allow us to effectively and efficiently manage our exposure under the Contracts. The requirements we impose may affect both the performance and the availability of Variable Investment Options under the Contract.

The John Hancock Trust is a so-called "series" type mutual fund and is registered under the 1940 Act as an open-end management investment company. John Hancock Investment Management Services, LLC ("JHIMS LLC") provides investment advisory services to the John Hancock Trust and receives investment management fees for doing so. JHIMS LLC pays a portion of its investment management fees to other firms that manage the John Hancock Trust's Portfolios. JHIMS LLC is our affiliate and we indirectly benefit from any investment management fees JHIMS LLC retains.

The John Hancock Trust has obtained an order from the SEC permitting JHIMS LLC, subject to approval by the Board of Trustees, to change a subadviser for a Portfolio or the fees paid to subadvisers and to enter into new subadvisory agreements from time to time without the expense and delay associated with obtaining shareholder approval of the change. This order does not, however, permit JHIMS LLC to appoint a subadviser that is an affiliate of JHIMS LLC or the John Hancock Trust (other than by reason of serving as subadviser to a Portfolio) (an "Affiliated Subadviser") or to change a subadvisory fee of an Affiliated Subadviser without the approval of shareholders.

If shares of a Portfolio are no longer available for investment or in our judgment investment in a Portfolio becomes inappropriate, we may eliminate the shares of a Portfolio and substitute shares of another Portfolio, or of another open-end registered investment company. A substitution may be made with respect to existing investments. However, we will make no such substitution without first notifying you and obtaining approval of the SEC (to the extent required by the 1940 Act).

Portfolio Expenses

The table in the Fee Tables section of the Prospectus shows the investment management fees, Rule 12b-1 fees and other operating expenses for these Portfolio shares as a percentage (rounded to two decimal places) of each Portfolio's average daily net assets for 2009, except as indicated in the footnotes appearing at the end of the table. Fees and expenses of the Portfolios are not fixed or specified under the terms of the Contracts and may vary from year to year. These fees and expenses differ for each Portfolio and reduce the investment return of each Portfolio. Therefore, they also indirectly reduce the return you will earn on any Variable Investment Options you select.

The Portfolios pay us or certain of our affiliates compensation for some of the distribution, administrative, shareholder support, marketing and other services we or our affiliates provide to the Portfolios. The amount of this compensation is based on a percentage of the assets of the Portfolios attributable to the variable insurance products that we and our affiliates issue. These percentages may differ from Portfolio to Portfolio and among classes of shares within a Portfolio. In some cases, the compensation is derived from the Rule 12b-1 fees which are deducted from a Portfolio's assets and paid for the services we or our affiliates provide to that Portfolio. Compensation payments may be made by a Portfolio's investment adviser or its affiliates. None of these compensation payments, however, results in any charge to you in addition to what is shown in the Total Annual Portfolio Operating Expenses table.

Funds-of-Funds

Each of the John Hancock Trust's Core Diversified Growth & Income, Core Fundamental Holdings, Core Global Diversification, Lifestyle Balanced, Lifestyle Conservative, Lifestyle Growth and Lifestyle Moderate Trusts ("JHT Funds of Funds") is a "fund-of-funds" that invests in other underlying mutual funds. Expenses for a fund-of-funds may be higher than that for other Portfolios because a fund-of-funds bears its own expenses and indirectly bears its proportionate share of expenses of the underlying Portfolios in which it invests. The prospectus for each of the JHT Funds of Funds contains a description of the underlying Portfolios for that Portfolio, including expenses of the Portfolios, associated investment risks and deductions from and expenses paid out of the assets of the Portfolio. JHIMS LLC has retained Deutsche Investment Management Americas Inc. ("DIMA") to provide direct subadvisory consulting services in the case of the Lifestyle Balanced, Lifestyle Conservative, Lifestyle Growth and Lifestyle Moderate Portfolios.

Portfolio Investment Objectives and Strategies

You bear the investment risk of any Portfolio you choose as a Variable Investment Option for your Contract. The following table contains a general description of the Portfolios that we make available under the Contracts. You can find a full description of each Portfolio, including the investment objectives, policies and restrictions of, and the risks relating to, investment in the Portfolio in the prospectus for that Portfolio. YOU CAN OBTAIN A COPY OF A PORTFOLIO'S PROSPECTUS WITHOUT CHARGE, BY CONTACTING US AT THE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ THE PORTFOLIO'S PROSPECTUS CAREFULLY BEFORE INVESTING IN THE CORRESPONDING VARIABLE INVESTMENT OPTION.

                               JOHN HANCOCK TRUST

 John Hancock Investments Management Services, LLC is the investment adviser to the John Hancock Trust ("JHT"). We show the Portfolio's manager (i.e. subadviser) in bold above the name of the Portfolio and we list the Portfolios alphabetically by manager.

MFC GLOBAL INVESTMENT MANAGEMENT (U.S.A.) LIMITED
   Core Diversified Growth & Income Trust           Seeks long-term growth of capital and income. To do this, the
                                                    Portfolio generally invests between 65% and 75% of its assets in equity securities, including securities held by underlying
                                                    Portfolios, and between 25% and 35% of its assets in fixed-income securities, including securities held by underlying Portfolios. The
                                                    Portfolio is a fund-of-funds and is also authorized to invest in other underlying Portfolios, as well as other types of investments.

   Core Fundamental Holdings Trust                  Seeks long-term growth of capital. To do this, the Portfolio invests a substantial portion of its assets in Portfolios of the American
                                                    Funds Insurance Series. The Portfolio is a fund-of-funds and is also authorized to invest in other underlying Portfolios and investment companies.

   Core Global Diversification Trust                Seeks long-term growth of capital. To do this, the Portfolio invests a significant portion of its assets, directly or indirectly through underlying Portfolios, in securities that are located outside the
                                                    U.S. The Portfolio is a fund-of-funds and is also authorized to invest in other underlying Portfolios and investment companies.

                               JOHN HANCOCK TRUST

 John Hancock Investments Management Services, LLC is the investment adviser to the John Hancock Trust ("JHT"). We show the Portfolio's manager (i.e. subadviser) in bold above the name of the Portfolio and we list the Portfolios alphabetically by manager.

MFC GLOBAL INVESTMENT MANAGEMENT (U.S.A.) LIMITED (CONTINUED)
   Lifestyle Balanced Trust                         Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital. The Portfolio operates as a fund-of-funds and normally invests approximately 50%
                                                    of its assets in Portfolios that invest primarily in equity securities, and approximately 50% in Portfolios which invest primarily in fixed-income securities.

   Lifestyle Conservative Trust                     Seeks a high level of current income with some consideration given to growth of capital. The Portfolio operates as a fund-of-funds and normally invests approximately 80% of its assets in Portfolios which invest primarily in fixed-income securities, and approximately 20%
                                                    in Portfolios which invest primarily in equity securities.

   Lifestyle Growth Trust                           Seeks long-term growth of capital. Current income is also a consideration. The Portfolio operates as a fund-of-funds and normally invests approximately 70% of its assets in Portfolios which invest primarily in equity securities, and approximately 30% of its assets in Portfolios which invest primarily in fixed-income securities.

   Lifestyle Moderate Trust                         Seeks a balance between a high level of current income and growth of capital, with a greater emphasis on income. The Portfolio operates as a fund-of-funds and normally invests approximately 60% of its assets in Portfolios which invest primarily in fixed-income securities, and approximately 40% of its assets in Portfolios which invest primarily in equity securities.

MFC GLOBAL INVESTMENT MANAGEMENT (U.S.), LLC
   [Ultra Short Term Bond Trust]                    [Seeks a high level of current income consistent with the
                                                    maintenance of liquidity and the preservation of capital. To do this, the Portfolio normally invests at least 80% of its net assets in a diversified portfolio of domestic, investment grade, debt securities.]

WE RESERVE THE RIGHT TO RESTRICT VARIABLE INVESTMENT OPTIONS AT ANY TIME. If we restrict a Variable Investment Option, you may not be able to transfer or allocate the Purchase Payment to the restricted Variable Investment Option after the date of the restriction. Any amounts you allocated to a Variable Investment Option before we imposed restrictions will not be affected by such restrictions as long as it remains in that Variable Investment Option.

FOR MORE INFORMATION REGARDING THESE PORTFOLIOS, INCLUDING INFORMATION RELATING TO THEIR INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS, AND THE RISKS OF INVESTING IN SUCH PORTFOLIOS, PLEASE SEE "IV. GENERAL INFORMATION ABOUT US, THE SEPARATE ACCOUNTS AND THE PORTFOLIOS" AS WELL AS THE PROSPECTUSES FOR THE APPLICABLE PORTFOLIOS. YOU CAN OBTAIN A COPY OF THE PORTFOLIOS' PROSPECTUSES BY CONTACTING THE ANNUITIES SERVICE CENTER SHOWN ON THE FIRST PAGE OF THIS PROSPECTUS. YOU SHOULD READ EACH PORTFOLIO'S PROSPECTUS CAREFULLY BEFORE INVESTING IN A CORRESPONDING VARIABLE INVESTMENT OPTION.

VOTING INTEREST

You instruct us how to vote Portfolio shares.

We will vote Portfolio shares held in a Separate Account at any Portfolio shareholder meeting in accordance with timely voting instructions received from the persons having the voting interest under the Contract. We will determine the number of Portfolio shares for which voting instructions may be given not more than 90 days prior to the meeting. We will arrange for voting materials to be distributed to each person having the voting interest under the Contract together with appropriate forms for giving voting instructions. We will vote all Portfolio shares that we hold (including our own shares and those we hold in a Separate Account for Contract Owners) in proportion to the instructions so received. One effect of this proportional voting is that a small number of Contract Owners can determine the outcome of a vote.

Prior to the Annuity Commencement Date, the Owner has the voting interest under a Contract. We determine the number of votes for each Portfolio for which voting instructions may be given by dividing the value of the Investment Account corresponding to the Subaccount in which such Portfolio shares are held by the net asset value per share of that Portfolio.

During the Pay-out Period, the Annuitant has the voting interest under a Contract. We determine the number of votes as to each Portfolio for which voting instructions may be given by dividing the reserve for the Contract allocated to the Subaccount in which such Portfolio shares are held by the net asset value per share of that Portfolio. Generally, the number of votes tends to decrease as annuity payments progress since the amount of reserves attributable to a Contract will usually decrease after commencement of annuity payments.

We reserve the right to make any changes in the voting rights described above that may be permitted by the federal securities laws, regulations, or interpretations thereof.

                         V. Description of the Contract

ELIGIBILITY

The Contract may be purchased only by conversions or direct rollovers of "eligible" distributions from a Guaranteed Income for Life Select 401(k) Retirement Account. If you qualify for an "eligible" distribution from a Guaranteed Income for Life Select 401(k) Retirement Plan, you may purchase a Contract by directing your plan sponsor or administrator to issue instructions for us to convert all or any portion of:

     - your "non-Roth" Guaranteed Income for Life Select 401(k) Retirement Account to a Contract issued as a Traditional IRA; or

     - your "non-Roth" Guaranteed Income for Life Select 401(k) Retirement Account to a Contract issued as a Roth IRA; or

     - your "Roth" Guaranteed Income for Life Select 401(k) Retirement Account to a Contract issued as a Roth IRA.

This Contract is not available for purchase, however, if you are a non-spousal beneficiary of a participant in a Guaranteed Income for Life Select 401(k) Retirement Plan.

If you receive an "eligible" distribution from a Guaranteed Income for Life Select 401(k) Retirement Plan, you may purchase a Contract within 60 days of receipt by submitting a completed application to our Annuities Service Center and remitting a direct rollover of all or any amount you receive:

     - from your "non-Roth" Guaranteed Income for Life Select 401(k) Retirement Account for a Contract to be issued as a Traditional IRA, or

     - from your "non-Roth" Guaranteed Income for Life Select 401(k) Retirement Account for a Contract to be issued as a Roth IRA, or

     - from your "Roth" Guaranteed Income for Life Select 401(k) Retirement Account for a Contract to be issued as a Roth IRA.

We will only issue a Contract as a Traditional IRA or as a Roth IRA, but not both. You may need to issue separate instructions to your plan sponsor or administrator (or complete separate applications) to purchase Contracts intended to qualify as Traditional IRAs and as Roth IRAs.

Please read "VII. Federal Tax Matters" carefully for information about "eligible" distributions and the imposition of federal income tax, including tax withholding, that may be required in connection with purchases of Contracts as Roth IRAs with amounts derived from "non-Roth" Guaranteed Income for Life Select 401(k) Retirement Accounts.

When you purchase a Contract from John Hancock New York, you will receive a certificate of coverage under a group contract issued by John Hancock New York to trustees of one or more trusts which permit individuals to purchase IRAs or for IRA annuities.

THE PURCHASE PAYMENT

You make a single Purchase Payment, and we may delay investing it, for your Contract.

Your Purchase Payment must be a distribution of the Guaranteed Income for Life Select 401(k) Account Value to a Contract that you intend to use as a Traditional IRA or a Roth IRA. We do not permit additional contributions to a Contract. Please see "VII. Federal Tax Matters" for general information about IRA contributions and special qualification rules that apply to Roth IRAs.

You designate how your Purchase Payment is to be allocated among the Variable Investment Options. We usually credit your Purchase Payment on the Business Day on which it is deemed received in good order at our Annuities Service Center, and no later than two Business Days after our receipt of all information necessary for issuing the Contract. We do not deem distributions from a Guaranteed Income for Life Select 401(k) Retirement Plan to be received until the Business Day following the date we receive distribution instructions from the plan sponsor or administrator of the Plan. As a result, there will be a delay of at least one day in which your distribution will not be invested in a Contract. We will inform you of any deficiencies preventing processing if your Contract cannot be issued. If the deficiencies are not remedied within five Business Days after receipt, we will return your Purchase Payment promptly to the plan that made the distribution, unless you specifically consent to our retaining your Purchase Payment until all necessary information is received.

VARIABLE INVESTMENT OPTIONS AND ACCUMULATION UNITS

Prior to the Annuity Commencement Date, you choose the Variable Investment Options to which you allocate portions of your Contract Value. We credit amounts to those Variable Investment Options in the form of "accumulation units" to measure the value of the variable portion of your Contract prior to the Annuity Commencement Date. We calculate and credit the number of accumulation units in each of your Variable Investment Options by dividing (i) the amount allocated to that Investment Option by (ii) the value of an accumulation unit for that Variable Investment Option we next compute after a purchase transaction is complete.

We will deduct accumulation units based on the value of an accumulation unit we next compute each time you make a withdrawal or transfer amounts from a Variable Investment Option, and when we deduct certain Contract charges, pay proceeds, or apply amounts to an Annuity Option.

We measure the value of a Subaccount in accumulation units, which vary in value with the performance of the underlying Portfolio.

Value of Accumulation Units

The value of your accumulation units will vary from one Business Day to the next depending upon the investment results of the Investment Options you select. We arbitrarily set the value of an accumulation unit for each Subaccount on the first Business Day the Subaccount was established. We determine the value of an accumulation unit on any subsequent Business Day by multiplying (i) the value of an accumulation unit for the immediately preceding Business Day by (ii) the "net investment factor" for that Subaccount (described below) for the Business Day for which the value is being determined. We value accumulation units as of the end of each Business Day. We deem a Business Day to end, for these purposes, at the time a Portfolio determines the net asset value of its shares.

We will use a Portfolio share's net asset value at the end of a Business Day to determine accumulation unit value for a Purchase Payment, withdrawal or transfer transaction only if:

     - your Purchase Payment transaction is complete before the close of daytime trading on the New York Stock Exchange (usually 4:00 p.m. Eastern Time) for that Business Day; or

     - we receive your request for a withdrawal or transfer of Contract Value at the Annuities Service Center before the close of daytime trading on the New York Stock Exchange for that Business Day.

Net Investment Factor

The net investment factor is an index used to measure the investment performance of a Subaccount from one Business Day to the next (the "Valuation Period"). The net investment factor may be greater, less than or equal to one; therefore, the value of an accumulation unit may increase, decrease or remain the same. The net investment factor for each Subaccount for any valuation period is determined by dividing (a) by (b) and subtracting (c) from the result, where:

     (i) is the net asset value per share of a Portfolio share held in the Subaccount determined at the end of the current valuation period, plus any dividends and distributions received per share during the current valuation period;

     (ii) is the net asset value per share of a Portfolio share held in the Subaccount determined as of the end of the immediately preceding valuation period; and

     (iii) is a factor representing the charges deducted from the Subaccount on a daily basis for Annual Separate Account Expenses.

Transfers among Variable Investment Options

Prior to the Annuity Commencement Date, you may transfer amounts among the Variable Investment Options, subject to the restrictions set forth below.

You may make a transfer by providing written notice to us, by telephone or by other electronic means that we may provide through the Internet (see "Telephone and Electronic Transactions," below). We will cancel accumulation units from the Variable Investment Option from which you transfer amounts and we will credit to the Variable Investment Option to which you transfer amounts. Your Contract Value on the date of the transfer will not be affected by a transfer. You must transfer at least $300 or, if less, the entire value of the Variable Investment Option. If after the transfer the amount remaining in the Variable Investment Option is less than $100, then we may transfer the entire amount instead of the requested amount.

The first twelve transfers in a Contract Year are free of any transfer charge. For each additional transfer in a Contract Year, we do not currently assess a charge but reserve the right (to the extent permitted by your Contract) to assess a reasonable charge (not to exceed the lesser of $25 or 2% of the amount transferred) to reimburse us for the expenses of processing transfers.

Variable Investment Options in variable annuity and variable life insurance products can be a prime target for abusive transfer activity because these products value their investment options on a daily basis and allow transfers among investment options without immediate tax consequences. As a result, some investors may seek to frequently transfer into and out of variable investment options in reaction to market news or to exploit some perceived pricing inefficiency. Whatever the reason, frequent transfer activity can harm long-term investors in a variable investment option since such activity may expose a variable investment option's underlying portfolio to increased portfolio transaction costs and/or disrupt the portfolio manager's ability to effectively manage a portfolio in accordance with its investment objective and policies, both of which may result in dilution with respect to interests held for long-term investment.

We have adopted a policy and procedures to restrict frequent transfers of Contract Value among Variable Investment Options.

To discourage disruptive frequent trading activity, we have adopted a policy for each Separate Account to restrict transfers to two per calendar month per Contract, with certain exceptions, and established procedures to count the number of transfers made under a Contract. Under the current procedures of the Separate Accounts, we count all transfers made during each Business Day that the net asset value of the shares of a Portfolio are determined ending at the close of daytime trading on the New York Stock Exchange (usually 4 p.m.) as a SINGLE transfer. We do NOT count: (a) scheduled transfers made pursuant to our Asset Rebalancing program, (b) transfers made within a prescribed period before and after a substitution of underlying Portfolios and (c) transfers made during after the Annuity Commencement Date (these transfers are subject to a 30-day notice requirement, however, as described in "Annuitization Provisions - Transfers After the Annuity Commencement Date"). Under each Separate Account's policy and procedures, we permit transfers to a [Variable Investment Option we designate for this purpose] even if a Contract Owner reaches the two transfer per month limit, if 100% of the Contract Value in all Variable Investment Options is transferred to that [designated Variable Investment Option]. If you make such a transfer to the [designated Variable Investment Option], you may not make any subsequent transfers from that [designated Variable Investment Option] to another Variable Investment Option during the immediately following 30-calendar day period.] We apply each Separate Account's policy and procedures uniformly to all Contract Owners.

We reserve the right to take other actions to restrict trading, including, but not limited to:

     -    restricting the number of transfers made during a defined period;

     -    restricting the dollar amount of transfers;

     - restricting the method used to submit transfers (e.g., requiring transfer requests to be submitted in writing via U.S. mail); and

     -    restricting transfers into and out of certain Subaccount(s).

In addition, we reserve the right to defer a transfer at any time we are unable to purchase or redeem shares of the Portfolios (see "Withdrawals" in this section, below, for details on when suspensions of redemptions may be permissible). We also reserve the right to modify or terminate the transfer privilege at any time (to the extent permitted by applicable law).

In addition to the transfer restrictions that we impose, the John Hancock Trust also has adopted policies under Rule 22c-2 of the 1940 Act to detect and deter abusive short-term trading. Accordingly, a Portfolio may require us to impose trading restrictions if it discovers violations of its frequent short-term trading policy. We will provide tax identification numbers and other Contract Owner transaction information to John Hancock Trust upon request, which it may use to identify any pattern or frequency of activity that violates its short-term trading policy.

While we seek to identify and prevent disruptive frequent trading activity, it is not always possible to do so. Therefore, we cannot provide assurance that the restrictions we impose will be successful in restricting disruptive frequent trading activity and avoiding harm to long-term investors.

Maximum Number of Variable Investment Options

We currently do not limit the number of Variable Investment Options to which you may allocate the Purchase Payment.

We permit you to make certain types of transactions by telephone or electronically through the Internet.

Telephone and Electronic Transactions

When you purchase a Contract, we will automatically permit you to request transfers and withdrawals by telephone. We will also permit you to access information about your Contract, request transfers and perform some transactions (other than withdrawals) electronically through the internet. You can contact us at the applicable telephone number or internet address shown on the first page of this Prospectus.

To access information and perform electronic transactions through our website, we require you to create an account with a username and password, and to maintain a valid e-mail address. You may also authorize other people to make certain transaction requests by telephone or electronically through the internet by sending us instructions in a form acceptable to us.

We will not be liable for following instructions communicated by telephone or electronically that we reasonably believe to be genuine. We will employ reasonable procedures to confirm that instructions we receive are genuine. Our procedures require you to provide information to verify your identity when you call us and we will record all conversations with you. When someone contacts us by telephone and follows our procedures, we will assume that you are authorizing us to act upon those instructions. For electronic transactions through the internet, you will need to provide your username and password. You are responsible for keeping your password confidential and must notify us of:

     -    any loss or theft of your password; or

     -    any unauthorized use of your password.

We may be liable for any losses due to unauthorized or fraudulent instructions only where we fail to employ our procedures properly.


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

All transaction instructions we receive by telephone or electronically will be followed by either a hardcopy or e-delivery of a confirmation statement of the transaction. Please contact the John Hancock Annuities Service Center at the applicable telephone number or Internet address shown on the first page of this Prospectus to find out whether e-delivery is available in your area and, if so, how to register for it. Transaction instructions we receive by telephone or electronically before the close of any Business Day will usually be effective at the end of that day. Your ability to access or transact business electronically may be limited due to circumstances beyond our control, such as system outages, or during periods when our telephone lines or our website may be busy. We may, for example, experience unusual volume during periods of substantial market change.

We may suspend, modify or terminate our telephone or electronic transaction procedures at any time. We may, for example, impose limits on the maximum Withdrawal Amount available to you through a telephone transaction. Also, as stated earlier in this Prospectus, we have imposed restrictions on transfers and reserve the right to take other actions to restrict trading, including the right to restrict the method used to submit transfers (e.g., by requiring transfer requests to be submitted in writing via U.S. mail). We also reserve the right to suspend or terminate the transfer privilege altogether with respect to anyone who we feel is abusing the privilege to the detriment of others.

Special Transfer Services - Asset Rebalancing Program

We administer an Asset Rebalancing program which enables you to specify the allocation percentage levels you would like to maintain in particular Variable Investment Options. We will automatically rebalance your Contract Value pursuant to the schedule described below to maintain the indicated percentages by transfers among the Variable Investment Options. You must include your entire value in the Variable Investment Options in the Asset Rebalancing program. Other investment programs or other transfers or withdrawals may not work in concert with the Asset Rebalancing program. Therefore, you should monitor your use of these other programs and any other transfers or withdrawals while the Asset Rebalancing program is being used. If you are interested in the Asset Rebalancing program, you may obtain a separate authorization form and full information concerning the program and its restrictions from your registered representative or our Annuities Service Center. There is no charge for participation in the Asset Rebalancing program.

We will permit asset rebalancing only on the following time schedules:

     - quarterly on the 25th day of the last month of the calendar quarter (or the next Business Day if the 25th is not a Business Day);

     - semi-annually on June 25th and December 26th (or the next Business Day if these dates are not Business Days); or

     - annually on December 26th (or the next Business Day if December 26th is not a Business Day).

WITHDRAWALS

You may withdraw all or a portion of your Contract Value, but you may incur tax liability as a result.

During the Accumulation Period, you may withdraw all or a portion of your Contract Value upon written request (complete with all necessary information) to our Annuities Service Center. You may make withdrawals by telephone as described above under "Telephone and Electronic Transactions." For certain Contracts, exercise of the withdrawal right may require the consent of the Annuitant's spouse under the Code. In the case of a total withdrawal, we will pay the Contract Value as of the date of receipt of the request at our Annuities Service Center. We will then cancel the Contract. In the case of a partial withdrawal, we will pay the amount requested (reduced by any applicable tax) and cancel accumulation units credited to each Variable Investment Option equal in value to the amount withdrawn from that Variable Investment Option.

When making a partial withdrawal, you should specify the Variable Investment Options from which the withdrawal is to be made. The amount requested from a Variable Investment Option may not exceed the value of that Variable Investment Option. If you do not specify the Variable Investment Options from which a partial withdrawal is to be taken, we will take the withdrawal proportionally from all of your Variable Investment Options. There is no limit on the frequency of partial withdrawals.

We will pay the amount of any withdrawal from the Variable Investment Options promptly and in any event within seven days of receipt of the request, complete with all necessary information, at our Annuities Service Center. We reserve the right to defer the right of withdrawal or postpone payments for any period when:

     - the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     -    trading on the New York Stock Exchange is restricted;

     - an emergency exists as determined by the SEC, as a result of which disposal of securities held in the Separate Accounts is not reasonably practicable or it is not reasonably practicable to determine the value of the Separate Accounts' net assets; or

     - the SEC, by order, so permits for the protection of security holders; provided that applicable rules and regulations of the SEC shall govern as to whether trading is restricted or an emergency exists.

Impact of Divorce

In the event that you and your spouse become divorced after you purchase a Contract, we will treat any request to reduce or divide benefits under a Contract as a request for a withdrawal of Contract Value. The transaction may be subject to any applicable tax or withdrawal charge.

Tax Considerations

Withdrawals from the Contract may be subject to income tax and a 10% IRS penalty tax (see "VII. Federal Tax Matters" and the section entitled "Qualified Plan Types" in the Statement of Additional Information ("SAI")).

Signature Guarantee Requirements for Surrenders and Partial Withdrawals (Not applicable to Contracts issued in New Jersey)

We may require that you obtain a signature guarantee on a surrender or partial withdrawal in the following circumstances:

     - you are requesting that we mail the amount withdrawn to an alternate address; or

     - you have changed your address within 30 days of the withdrawal request; or

     -    you are requesting a withdrawal in the amount of $250,000 or greater.

We must receive the original signature guarantee on your withdrawal request. We will not accept copies or faxes of a signature guarantee. You may obtain a signature guarantee at most banks, financial institutions or credit unions. A notarized signature is not the same as a signature guarantee and will not satisfy this requirement. There may be circumstances, of which we are not presently aware, in which we would not impose a signature guarantee on a surrender or partial withdrawal as described above.

Special Withdrawal Services - The Income Made Easy Program

Our Income Made Easy Program provides you with an automatic way to access guaranteed withdrawal amounts. There is no charge for participation in this program. Please read "Description of the Contract - Withdrawals - Special Withdrawal Services - The Income Made Easy Program" for more information.

GIFL SELECT GUARANTEED LIFETIME INCOME WITHDRAWAL BENEFIT

Overview

The Contract permits you to take withdrawals of any amount of Contract Value before the Annuity Commencement Date. We designed the GIFL Select feature of the Contract to provide a guaranteed minimum withdrawal benefit after you satisfy holding period and attained age requirements. The GIFL Select feature provides a Lifetime Income Amount, which is available for annual withdrawals starting on a Lifetime Income Date. We may reduce the Lifetime Income Amount, however, if you take any withdrawal before the Lifetime Income Date, or if you withdraw amounts that exceed the Lifetime Income Amount in any year after the Lifetime Income Date. We refer to these types of withdrawals as Excess Withdrawals.

If you limit your annual withdrawals to the Lifetime Income Amount, we guarantee that we will make the Lifetime Income Amount available to you, as long as you are the Annuitant under the Contract. You may elect, in most cases, to cover the lifetimes of you and your spouse by selecting a Spousal Lifetime Income Amount benefit. Under the Spousal Lifetime Income Amount benefit, we guarantee that we will make the Lifetime Income Amount available as long as you (the "Annuitant") or your spouse (the "co-Annuitant") remains alive. The Spousal Lifetime Income Amount benefit will end if there is a change in the Contract that removes the co-Annuitant from coverage and the Annuitant subsequently dies.

We determine a Benefit Base for the Lifetime Income Amount when you first purchase a Contract. We may decrease the Benefit Base to reflect any Excess Withdrawals. We may increase the Benefit Base to reflect one or more annual Benefit Enhancements for which you qualify, and we may also increase the Benefit Base by a one-time Step-Up to reflect investment gains, if any, on the Contract Anniversary before you "establish" the Lifetime Income Amount. The Benefit Base has no cash value and usually will differ from the amount of Contract Value. The maximum Benefit Base is $5,000,000.

We calculate the Lifetime Income Amount as a percentage of the Benefit Base applicable to your Contract. The percentage we use depends on the form of Lifetime Income Amount applicable to your Contract. The percentage ranges from 4% (Single Life Lifetime Income Amount established before age 65) to 4.5% (Spousal Lifetime Income Amount) to 5% (Single Life Lifetime Income Amount established on or after age 65). We use the rate at which you established a guaranteed minimum withdrawal benefit under a Guaranteed Income for Life Select 401(k) Retirement Plan if you received distributions under the Plan and will continue to take distributions under a Contract. In that event, we will use the rate applicable to your Guaranteed Income for Life Select 401(k) Account. Please refer to "Determination of a Single Life, Continuation Single Life or Spousal Lifetime Income Amount," below, for more information about the applicable rate.

Impact of Withdrawals before the Lifetime Income Date

With limited exceptions, any withdrawal before the Lifetime Income Date is an Excess Withdrawal. This means that we will reduce the Benefit Base. We do this on a pro-rata basis or a dollar for dollar basis, whichever has the greater impact on the Benefit Base. If we use the pro-rata basis, we reduce the Benefit Base in the same proportion that your Contract Value is reduced as a result of that withdrawal.

EXAMPLE 1 (Pro-Rata Reduction):

Assume that you purchase a Contract through an IRA Rollover when you are 45. (Since you are under age 58 1/2 at time of purchase, the earliest Lifetime Income Date will not occur until the Contract Anniversary following the date you become 58 1/2.) Now assume that in the eighth Contract Year, when you are 53, the Contract Value is $90,000, the Benefit Base is $100,000 and you withdraw $5,000 of Contract Value. In this case, you would reduce your Contract Value by 5.56% (i.e., $5,000/$90,000) and we would reduce your Benefit Base by the same percentage (on a pro-rata basis, since $100,000 times 0.0556, or $5,556 is greater than $5,000). The Benefit Base after the Excess Withdrawal would be $100,000 minus $5,556, or $94,444.

EXAMPLE 2 (Dollar for Dollar Reduction):

Assume that you purchase a Contract through an IRA Rollover when you are 45. (Since you are under age 58 1/2 at time of purchase, the earliest Lifetime Income Date will not occur until the Contract Anniversary following the date you become 58 1/2.) Now assume that in the eighth Contract Year, when you are 53, the Contract Value is $110,000, the Benefit Base is $100,000 and you withdraw $5,000 of Contract Value. In this case, you would reduce your Contract Value by 4.55% (i.e., $5,000/$110,000) and we would reduce your Benefit Base by $5,000 (on a dollar for dollar basis, since $5,000 is greater than $100,000 times 0.0455, which equals $4,545). The Benefit Base after the Excess Withdrawal would be $100,000 minus $5,000, or $95,000.

If you take any withdrawals prior to the earliest available Lifetime Income Date, we reduce the Benefit Base we use to determine the guaranteed Lifetime Income Amount. If your Contract Value and your Benefit Base decline to zero before that Lifetime Income Date, you will lose the Lifetime Income Guarantee.

Impact of Withdrawals after the Lifetime Income Date

ESTABLISHING A LIFETIME INCOME AMOUNT. We calculate the earliest available Lifetime Income Amount on the first day of a Contract Year following your satisfaction of any age and holding period requirements. The Lifetime Income Amount will equal the applicable rate multiplied by the Benefit Base or the Contract Value on the Contract Anniversary, if greater. You will "establish" that Lifetime Income Amount by taking a withdrawal during the immediately following 12 months. If you do not take a withdrawal (or annuitize the Contract) during that Contract Year, we will recalculate the Lifetime Income Amount on the first day of the next Contract Year. This recalculation will reflect: (a) the addition of an annual Benefit Enhancement to the Benefit Base, (b) a reduction in the Contract Value, if any, from the Contract Value that we may have used in the previously calculated Lifetime Income Amount and, possibly, (c) an increase in the Contract Value to reflect investment gains, if any, as of the date of our recalculation. You will "establish" the recalculated Lifetime Income Amount by taking a withdrawal during the Contract Year of our recalculation. We will continue to follow this procedure throughout the Accumulation Period until you take a withdrawal or annuitize the Contract. Once you have established a guaranteed Lifetime Income Amount, we will Step-Up the Benefit Base to the Contract Value (to a maximum Benefit Base of $5,000,000) if that amount is greater than the Benefit Base. You may withdraw the Lifetime Income Amount each Contract Year without affecting the Benefit Base. Once you establish the Lifetime Income Amount, there will be no additional Benefit Enhancements or Step-Up opportunities.

EXAMPLE 3 (Establishing the Earliest Available Lifetime Income Amount with Step-Up) Assume that you purchase a Contract through an IRA Rollover when you are 60 and have met the minimum holding period requirement. Your Contract Value at time of rollover is $90,000 and your Benefit Base is $100,000. Since you are over age 58 1/2 at time of purchase, the earliest available Lifetime Income Date is the date we issue the Contract, and the Single Life Lifetime Income Amount on that date is ($100,000 x 4%), or $4,000. Now assume you defer taking your first withdrawal until the third Contract Year when you want to establish your Single Life Lifetime Income Amount. On the most recent Contract Anniversary, your Benefit Base is $106,090 and Contract Value is $112,000. By electing to take your first withdrawal, the Benefit Base will Step Up to the Contract Value on the prior Contract Anniversary. Your new Benefit Base is $112,000, which results in a Single Life Lifetime Income Amount of ($112,000 x 4%), or $4,480.

Loss of Step-Up. If you do not "establish" a previously determined Lifetime Income Amount, tHE RECALCULATED LIFETIME INCOME AMOUNT WILL NOT INCLUDE THE STEP-UP, IF ANY, FROM A PREVIOUSLY DETERMINED LIFETIME INCOME AMOUNT.

EXAMPLE 4 (Loss of Step-Up in a newly calculated Lifetime Income Amount)

Using the same Rollover scenario above, assume that you defer taking a withdrawal until the fourth Contract Year when you want to establish your Single Life Lifetime Income Amount. On the Contract Anniversary prior to taking a withdrawal, the Benefit Base is $109,273 and Contract Value is 107,000. By electing to take your first withdrawal, the Benefit Base will not Step Up because it is already greater than the Contract Value on the prior Contract Anniversary. Your Benefit Base of $109,273 will be used to calculate the Single Life Lifetime Income Amount of ($109,273 x 4%), or $4,371.

Please refer to "Increases in the GIFL Select Feature" for more information and examples of the Benefit Enhancement. Please refer to "Determination of the Lifetime Income Date" for more information about age and holding period requirements for the earliest available Lifetime Income Date.

EXCESS WITHDRAWALS. Each time you take a withdrawal after the Lifetime Income Date, we first determine whether the amount of the withdrawal is an Excess Withdrawal (i.e., a withdrawal that exceeds the Lifetime Income Amount when combined with any other withdrawals for that Contract Year). If so, we will reduce the Benefit Base on the greater of a pro-rata basis or a dollar for dollar basis. If we use the pro-rata basis, we reduce your Benefit Base in the same proportion that your Contract Value has been reduced by the entire amount of the withdrawal that resulted in an Excess Withdrawal. If we use the dollar for dollar basis, we reduce the Benefit Base by the entire amount of the withdrawal that resulted in an Excess Withdrawal. In either case, after that, we reduce your Lifetime Income Amount. The reduced Lifetime Income Amount will equal:

     - (for Single Life Lifetime Income Amounts) 4% or 5% of the new Benefit Base based on the Annuitant's age when the Lifetime Income Amount was established; or

     -    (for Spousal Lifetime Income Amounts) 4.50% of the new Benefit Base;
          or

We calculate the reduced Lifetime Income Amount for a Continuation Single Life Lifetime Income Amounts by using the rate that was in effect when we issued your Contract. Please refer to "Determination of a Single Life, Continuation Single Life or Spousal Lifetime Income Amount," below, for more information about the applicable rate.

In all cases, we reduce the Benefit Base and the Lifetime Income Amount for each subsequent Excess Withdrawal that you take during that Contract Year.

EXAMPLE 5 (Pro-Rata Reduction):

Assume that you purchase a Contract through an IRA Rollover when you are 61 and have met the minimum holding period requirements. Your Contract Value at time of rollover is $90,000 and your Benefit Base is $100,000. Since you are over age 58 1/2 at time of purchase, the earliest available Lifetime Income Date is the date we issue the Contract, and the Single Life Lifetime Income Amount on that date is ($100,000 x 4%), or $4,000. Now assume that you make a single withdrawal of $10,000 of Contract Value 6 months after we issue the Contact. In this case, you would reduce your Contract Value by 11.11% (i.e., $10,000/$90,000). We would reduce your Benefit Base by $11,111 (on a pro-rata basis, since $100,000 times 0.111, or $11,111 is greater than $10,000). The Benefit Base after the Excess Withdrawal would be $100,000 minus $11,111, or $88,889. The Lifetime Income Amount would also be reduced for future Contract Years from $4,000 to $3,556 (i.e., $88,889 x 4%).

EXAMPLE 6 (Dollar for Dollar Reduction):

Assume that you purchase a Contract through an IRA Rollover when you and your spouse are 62. (Since you are both under age 65 at time of purchase, the earliest Lifetime Income Date will not occur until the Contract Anniversary following the date you each become 64.) In the fourth Contract Year and after you have turned on your Spousal Lifetime Income Amount at $4,500 ($100,000 x 4.50%), the Contract Value is $110,000 and the Benefit Base is $100,000. You make an initial withdrawal of $4,000 (less than the Lifetime Income Amount) which reduces the Contract Value to $106,000 while the Benefit Base remains unchanged at $100,000. Later, during the same Contract Year, you make another withdrawal of $6,000. In this case, you would reduce your Contract Value by %5.66 (i.e., $6,000/$106,000). We would reduce your Benefit Base by $6,000 (on a dollar for dollar basis, since $6,000 is greater than $100,000 times 0.0566, which equals $5,660). The Benefit Base after the Excess Withdrawal would be $100,000 minus $6,000, or $94,000. The Lifetime Income Amount would also be reduced for future Contract Years from $4,500 to $4,230 (i.e., $94,000 x 4.50%).

EXCESS WITHDRAWALS, WITH LIMITED EXCEPTIONS, LOWER THE LIFETIME INCOME AMOUNT GUARANTEED FOR FUTURE WITHDRAWALS. IF YOU HAVE EXPERIENCED UNFAVORABLE INVESTMENT PERFORMANCE (AND THEREFORE YOUR CONTRACT VALUE IS LESS THAN YOUR BENEFIT BASE) THE REDUCTION COULD BE SIGNIFICANTLY MORE THAN THE AMOUNT OF THE EXCESS WITHDRAWAL.

We do not reduce the Benefit Base and/or the Lifetime Income Amount:

     - if the withdrawals are taken under our Life Expectancy Distribution Program, or

     - if your total Withdrawal Amounts during any Contract Year after the Lifetime Income Date are less than or equal to the Lifetime Income Amount.

The Contract enters a "Settlement Phase" in any Contract Year that your Contract Value declines to less than the Lifetime Income Amount if you have taken no Excess Withdrawals during that Contract Year (see "Settlement Phase" below). In the event of an Excess Withdrawal, you will lose the Guaranteed Income for Life benefit if Contract Value declines below the Lifetime Income Amount during the Contract Year of the Excess Withdrawal. The Guaranteed Income for Life benefit terminates if the Contract Value and Benefit Base immediately after a withdrawal are both equal to zero.

We reduce your Contract Value (and the death proceeds) each time you take a withdrawal. We do not change your Benefit Base or Lifetime Income Amount when you make a withdrawal if your total withdrawals during a Contract Year are less than or equal to the Lifetime Income Amount.

Increases in the GIFL Select Feature

In addition to a one-time Step-Up opportunity, the GIFL Select feature of the Contract provides two other ways that have the potential to increase a Lifetime Income Amount: banded rates applicable to Single Life Lifetime Income Amounts and annual Benefit Enhancements. Please refer to "Establishing a Lifetime Income Amount," above, for more information about the Step-Up opportunity.

BANDED SINGLE LIFE RATES. If you are eligible for a Single Life Lifetime Income Amount, you may have an opportunity to increase the Lifetime Income Amount by deferring withdrawals after you attain age 58 1/2 until you attain age 65. That's because we calculate the Lifetime Income Amount before age 65 as an amount equal to 4% of the Benefit Base, and will increase the rate to 5% if you take no withdrawals of a Lifetime Income Amount until age 65. If you are under age 65, and take a withdrawal at any time after the earliest available Lifetime Income Date, you will establish a Lifetime Income Amount, based on a 4% rate and lose the opportunity to establish a Lifetime Income Amount based on a 5% rate.

EXAMPLE 7 (4% Single Life Lifetime Income Amount):

Assume you purchase a Contract through an IRA Rollover when you are 60 and have met the minimum holding period requirements. Your Contract Value at time of rollover is $90,000 and your Benefit Base is $100,000. Since you are over age 58 1/2, your Lifetime Income Date is the date we issue the Contract, and the Single Life Lifetime Income Amount on that date is ($100,000 x 4%), or $4,000. You elect to take a withdrawal during that first contract year and start receiving the Lifetime Income Amount. You are not eligible for the 5% Single Life Lifetime Income Amount because you have taken your first withdrawal prior to attaining the age of 64.

EXAMPLE 8 (5% Single Life Lifetime Income Amount)

Using the same Rollover scenario above, assume that you defer taking a withdrawal until the fifth Contract Year and have attained the age of 64. The Benefit Base on the most recent contract anniversary is $116,000 and your Single Life Lifetime Income Amount, should you take a withdrawal during that Contract Year, is ($116,000 x 5%), or $5,800.

Banded Single Life Rates do not necessarily result in a higher Lifetime Income Amount. Please see EXAMPLE 9, below, for information about the impact of a Step-up on the Benefit Base.

We do not permit you to defer withdrawals in order to qualify for a 5% rate if you established a Spousal Lifetime Income Amount or if we issue a Contract with a Continuation Single Life Lifetime Income Amount.

Impact of Step-Up on Banded Rates. If you do not establish a previously determined Lifetime Income Amount for a Single Life Lifetime Income Amount, you may become eligible for a higher rate but may lose the advantage of a previously available Step-Up.

EXAMPLE 9 (Loss of Step-up in a newly calculated Lifetime Income Amount with a higher rate)

Assume that you purchase a Contract through an IRA Rollover when you are 59 and have met the minimum holding period requirement. At the time of rollover your Contract Value and Benefit Base are $100,000. Assume that on the Contract Anniversary after attaining 63 years of age your Contract Value is $150,000 and the Benefit Base is $112,551. The eligible Single Life Lifetime Income Amount during that Contract Year is $6,000 ($150,000 x 4%). However, you elect to defer withdrawals another year and on the Contract Anniversary after you attain 64 years of age the Contract Value is $110,000 and the Benefit Base is $115,927. You elect to take your first withdrawal, which results in a Single Life Lifetime Income Amount of $5,796 ($115,927 x 5%).

BENEFIT ENHANCEMENTS. On each Contract Anniversary during the Accumulation Phase and prior to you establishing a Lifetime Income Amount, we will add a Benefit Enhancement to the Benefit Base (up to a maximum Benefit Base of $5,000,000) if you have taken no withdrawals or annuitized the Contract during the immediately preceding Contract Year. The Benefit Enhancement is equal to 3% of the Benefit Base in effect at the end of that immediately preceding Contract Year. If you do not qualify for a Benefit Enhancement for a particular Contract Year, you may qualify for a Benefit Enhancement in other Contract Years if you defer: (a) taking withdrawals, (b) establishing a Lifetime Income Amount or (c) annuitizing the Contract in the other Contract Years. Benefit Enhancements have no cash value and will not affect the Contract Value.

EXAMPLE 10 (Benefit Enhancements)

Assume you purchase a Contract through an IRA Rollover when you are 60, you take no withdrawals during the first and second Contract Year and the Benefit Enhancement is 3%. Also assume that the initial Benefit Base is $100,000 and is not exceeded by Contract Value (a Step Up does not occur).

     - At the end of the first Contract Year, we will apply the Benefit Enhancement to the Benefit Base and increase it to $103,000 ($100,000 + 3% x $100,000).

     - At the end of the second Contract Year, we will apply the Benefit Enhancement to the Benefit Base and increase it again to $106,090 ($103,000 + 3% x $103,000).

Now assume an Excess Withdrawal is taken in the third Contract Year that reduces the Benefit Base to $98,000 and no additional withdrawals are taken in the fourth Contract Year.

     - At the end of the third Contract Year, there is no Benefit Enhancement because you took a withdrawal during the year.

     - At the end of the fourth Contract Year, we will apply the Benefit Enhancement to the Benefit Base. The Benefit Enhancement will be based on the reduced Benefit Base. The Benefit Base will increase to $100,940 ($98,000 + 3% x 98,000).

Since the GIFL Select Fee is a percentage of the Benefit Base, we will increase the amount of the GIFL Select Fee after a Benefit Enhancement to reflect the new Benefit Base. (see "VI. Charges and Deductions - GIFL Select Fee").

Determination of the Lifetime Income Date

SINGLE LIFE LIFETIME INCOME AMOUNTS. Under a Single Life form of Lifetime Income Amount, the earliest available Lifetime Income Date is the date we issue your Contract if:

     - you, the Annuitant, will be at least age 59 1/2 at any time during the first Contract Year; and

     - you were a participant in your employer's Guaranteed Income for Life Select 401(k) Retirement Plan and completed a 5 year "holding period" requirement for the guaranteed minimum withdrawal benefit we provided for your account in that plan.

In all other cases, the earliest available Lifetime Income Date for a Single Life form of Lifetime Income Amount is the first day of a Contract Year in which:

     - you, the Annuitant, will be at least age 59 1/2 at any time during that Contract Year; and

     - you complete a "holding period" of no more than 5 years. We will transfer credit for the holding period from your (or your decedent spouse's) account with an employer's Guaranteed Income for Life Select 401(k) Retirement Plan.

CONTINUATION SINGLE LIFE LIFETIME INCOME AMOUNTS. The earliest available Lifetime Income Date for a Continuation Single Life form of Lifetime Income amount is the date we issue your Contract.

SPOUSAL LIFETIME INCOME AMOUNT. Under a Spousal Lifetime Income Amount, the earliest available Lifetime Income Date is the date we issue your Contract if:

     - you, the Annuitant, and your spouse, the co-Annuitant, will both be at least age 65 at any time during the first Contract Year; and

     - you were a participant in your employer's Guaranteed Income for Life Select 401(k) Retirement Plan and completed the holding period requirement for the guaranteed minimum withdrawal benefit we provided for your account.

In all other cases, the earliest available Lifetime Income Date for a Spousal Lifetime Income Amount is the first day of a Contract Year in which:

     - you, the Annuitant, and your spouse, the co-Annuitant, will both be at least age 65 at any time during that Contract Year; and

     - you complete a "holding period" of no more than 5 years. We will transfer credit for the holding period from your (or your decedent spouse's) account with your employer's Guaranteed Income for Life Select 401(k) Retirement Plan.

Determination of a Single Life, Continuation Single Life or Spousal Lifetime Income Amount

SINGLE LIFE. You are eligible to select a Single Life Lifetime Income Amount if:

     - you are the Annuitant under the Contract and we did not make any payments under your employer's Guaranteed Income for Life Select 401(k) Retirement Plan to you or to any current, former or decedent spouse of yours that was covered by our spousal lifetime income minimum withdrawal benefit guarantee; or

     - you are the Annuitant under the Contract, and the spouse of a deceased participant under a Guaranteed Income for Life Select 401(k) Retirement Plan and neither you nor the deceased participant established a lifetime income minimum withdrawal benefit guarantee under the plan before the death of the participant; or

     -    you are the Annuitant under the Contract; and

          - you had established an account in your Guaranteed Income for Life Select 401(k) Retirement Plan that was covered by a spousal minimum withdrawal benefit guarantee, and

          - you subsequently split and changed it to two "single life" accounts in connection with a divorce or a legal separation; and

          - you do not include your spouse as a "co-Annuitant" in the Contract you purchase.


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

You will establish a Single Life Lifetime Income Amount based on 4% of the Benefit Base if:

     - you take your first withdrawal after the earliest available Lifetime Income Date and

     - you take such withdrawal during a Contract Year when you, the Annuitant, will have attained at least age 59 1/2, but will not have attained age 65 or more.

If you establish a Single Life Lifetime Income amount based on 4% of the Benefit Base, you will not be eligible for a Single Life Lifetime Income Amount based on 5% of the Benefit Base.

You will establish a Single Life Lifetime Income Amount based on 5% of the Benefit Base if:

     - you take your first withdrawal after the earliest available Lifetime Income Date and

     - you take such withdrawal during a Contract Year when you, the Annuitant, will have attained at least age 65 or more.

CONTINUATION SINGLE LIFE. We will issue a Contract with a Continuation Single Life Lifetime Income Amount if you are the Annuitant under the Contract and either:

     - (CASE ONE) you are a former participant in a Guaranteed Income for Life Select 401(k) Retirement Plan and were receiving distributions from a Guaranteed Income for Life Select 401(k) Account that was covered by a single life guarantee; or

     - (CASE TWO) you are a former participant in a Guaranteed Income for Life Select 401(k) Retirement Plan, you were receiving distributions a Guaranteed Income for Life Select 401(k) Retirement Account that was covered by a spousal guarantee, and your spouse has died; or

     - (CASE THREE) you are the surviving spouse of a participant in a Guaranteed Income for Life Select 401(k) Retirement Plan and the beneficiary of a Guaranteed Income for Life Select 401(k) Account that was covered by a spousal guarantee.

In CASE ONE, we will issue a Contract with a Lifetime Income Amount based on the rate in effect for the guaranteed minimum withdrawal benefit that you established under the Guaranteed Income for Life Select 401(k) Retirement Plan. We will calculate the Lifetime Income Amount based on 4% of the Benefit Base if you commenced receiving distributions under the plan before age 65. We will calculate a Lifetime Income Amount based on 5% of the Benefit Base if you commenced receiving distributions under the plan on and after age 65.

In CASE TWO and in CASE THREE, we will issue a Contract with a Lifetime Income Amount based on 4.5% of the Benefit Base.

SPOUSAL LIFE. You can select a Spousal Lifetime Income Amount if:

     -    you are the Annuitant under the Contract; and

     -    your spouse is the co-Annuitant under the Contract; and

     - you did not establish a single-life minimum withdrawal benefit guarantee in your Guaranteed Income for Life Select 401(k) Retirement Plan.

You will establish a Spousal Lifetime Income Amount based on 4.5% of the Benefit Base if:

     - you take your first withdrawal after the earliest available Lifetime Income Date; and

     - you and your spouse have both attained at least age 65 at the time of such withdrawal; and

     -    you have named your spouse as a Co-Annuitant under the Contract; and

     - you have completed any forms that we may require for the selection of a Spousal Lifetime Income Amount.

CHANGING A SELECTION. You can make a selection of a Single Life Lifetime Income Amount or a Spousal Lifetime Income Amount (if you qualify) at any time before you establish the Lifetime Income Amount by contacting the Annuities Service Center and completing any forms that we may require. You can change your designation of a Single Life or Spousal Lifetime Income Amount after the earliest available Lifetime Income Date only if you defer "establishing" a Lifetime Income Amount. You establish a Lifetime Income Amount if you make any withdrawals from the earliest available Lifetime Income Date up to the date of the change in designation. You can change your designation up until the date you take a withdrawal.

If you establish a Spousal Life Lifetime Income Amount on or after age 65 instead of a Single Life Lifetime Income Amount, we will calculate a lower Lifetime Income Amount (4.5% of the Benefit Base).

We may recalculate the Lifetime Income Amount if you change the form of the Lifetime Income Amount from a Single Life to a Spousal form or vice versa.

We may decrease the Benefit Base to reflect withdrawals. We may increase the Benefit Base to reflect Benefit Enhancements and a one time Step-Up to the Contract Value on the Contract Anniversary before the date of the first withdrawal after the Lifetime Income Date if the Benefit Base is less than the Contract Value on that date. Any decrease or increase in the Benefit Base will result in a corresponding decrease or increase in the Lifetime Income Amount.

Tax Considerations

See "VII. Federal Tax Matters" for information on tax considerations related to guaranteed minimum withdrawal benefits.


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

Pre-Authorized Withdrawals - The Income Made Easy Program

You can pre-authorize periodic withdrawals to receive amounts guaranteed under the Contract. We currently offer our Income Made Easy Program for Contracts to provide income payments for the lifetime of the Covered Person. The full allowable amount is based on the Lifetime Income Amount. You can start taking withdrawals under the Income Made Easy Program no sooner than the earliest available Lifetime Income Date.

The Income Made Easy Program allows you to select: (A) the Lifetime Income Amount under your Contract; (B) the full allowable amount plus any amount under our Life Expectancy Distribution Program that would exceed the Lifetime Income Amount; (C) the annual amount under our Life Expectancy Distribution Program (in lieu of the Lifetime Income Amount ); or (D) a specified dollar amount that is less than the Lifetime Income Amount. We may make additional options available in the future or upon request.

Your participation in the Income Made Easy Program will be suspended (i.e., we will not process any further withdrawals under the Program until you re-enroll) if:

     -    you select option A or B; and

     - you take an additional withdrawal outside the Income Made Easy Program in any Contract Year in which the program is in effect.

Income Made Easy withdrawals, like other withdrawals:

     - may be subject to income tax (including withholding for taxes) and a penalty for distributions from a Roth IRA, and if you take withdrawals before age 59 1/2, a 10% IRS penalty tax; and

     -    reduce the death benefit.

If you are interested in the Income Made Easy Program, you may obtain a separate authorization form and full information concerning the program and its restrictions from your registered representative or our Annuities Service Center. There is no charge for participation in this program.

Pre-Authorized Withdrawals - Life Expectancy Distribution Program

You may request of us in writing, in a form acceptable to us and received at our Annuities Service Center, to pay you withdrawals that we determine to be part of a series of substantially equal periodic payments over your "life expectancy" (or, if applicable, the joint life expectancy of you and your spouse) in limited circumstances. The Life Expectancy Distribution Program may provide Required Minimum Distributions and Qualified Death Benefit Stretch Distributions - these are payments we calculate to comply with Code Section 408(a)(6) or 408(b)(3) (applicable to Traditional IRAs), or Section 408A(c)(5) (applicable to Roth
IRAs). For further information on such distributions, please see "VII. Federal Tax Matters."

Each withdrawal under our Life Expectancy Distribution program will reduce death proceeds and your Contract Value. We will reduce your Benefit Base by the amount of the withdrawal if you take a withdrawal under the Life Expectancy Distribution program prior to the Lifetime Income Date. We will not reduce your Benefit Base or Lifetime Income Amount if a withdrawal under the Life Expectancy Distribution program on or after the Lifetime Income Date (for an amount we calculate based on our current understanding and interpretation of federal tax law) causes total withdrawals during a Contract Year to exceed the Lifetime Income Amount and all withdrawals during that year were under our Life Expectancy Distribution program. The Life Expectancy Distribution program ends when certain amounts described in the Contract are depleted to zero. We may make further distributions as part of the Settlement Phase for the Contract.

The Life Expectancy Distribution Program applicable to GIFL Select IRA Rollover Variable Annuity Contracts does not provide automatic "life expectancy" distributions that are intended to qualify under Code Section 72(t)(2)(A)(iv). This Section contains an exception to a 10% penalty tax applicable to pre-59 1/2 distributions. You should consult with a qualified tax advisor for information about the impact of taxes, including tax penalties, that may be applicable to withdrawals before age 59 1/2.

If you are interested in the Life Expectancy Distribution Program, you may obtain further information concerning the program and its restrictions from your registered representative or our Annuities Service Center. There is no charge for participation in this program. To take withdrawals under the Life Expectancy Distribution Program, you must participate in the Income Made Easy Program (see the preceding section).

Under our Life Expectancy Distribution program, each withdrawal will be in an amount that we determine to be your Contract's share of all life expectancy distributions, based on information that you provide and our understanding of the Code. We reserve the right to make any changes we deem necessary to comply with the Code and Treasury Department regulations.

We base our life expectancy calculations on our understanding and interpretation of the requirements under tax law applicable to Required Minimum Distributions and Qualified Death Benefit Stretch Distributions. You should discuss these matters with a qualified tax advisor.


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

If you take a withdrawal under our Life Expectancy Distribution program on or after the Lifetime Income Date, we will not make any further withdrawals under that program if the Contract Value reduces to an amount less than the Lifetime Income Amount. In that event, we will make distributions as part of the Contract's "Settlement Phase," if the Annuitant (or co-Annuitant under the Spousal Lifetime Income Amount) is living at that time. We designed our Life Expectancy Distribution Program to provide minimum lifetime distributions as described or as required under certain sections of the Code. Withdrawals under our automatic Life Expectancy Distribution program will not be treated as Excess Withdrawals and will not reduce the Benefit Base or Lifetime Income Amount.

Settlement Phase

Once you establish a Lifetime Income Amount, we will automatically begin making payments to you under the "Settlement Phase" of the GIFL Select feature if your Contract Value reduces to an amount less than the Lifetime Income Amount and there are no Excess Withdrawals during that Contract Year. During the Settlement Phase, the Contract will continue but all other rights and benefits under the Contract, including death benefits, terminate. We will not apply additional Benefit Enhancements, or deduct any charges during the Settlement Phase. You cannot annuitize once the Settlement Phase begins.

There is no Settlement Phase, however, if:

     - you take any withdrawal before the earliest available Lifetime Income Date and the Contract Value declines to zero during the Contract Year of the withdrawal; or

     - you take a withdrawal on or after the earliest available Lifetime Income Date that is an Excess Withdrawal and the Contract Value declines to an amount less than the Lifetime Income Amount during the Contract Year of the withdrawal.

At the beginning of the Settlement Phase, we may automatically begin paying an annual settlement amount to you. The settlement payment amount varies:

     - If the Contract enters the Settlement Phase before the Annuitant attains age 58 1/2 (or age 64 for the younger of the Annuitant and co-Annuitant if the Spousal Lifetime Income Amount had been elected), you must wait before taking withdrawals until the Lifetime Income Date, when the Lifetime Income Amount would be calculated. If no withdrawals are made before the Lifetime Income Date, we will begin making annual settlement payments to you following the Lifetime Income Date as long as the Annuitant is living (or as long as either the Annuitant or co-Annuitant is living under the Spousal Lifetime Income Amount). In this case, the annual amount will equal the applicable Lifetime Income Amount (i.e., either 4% of the Benefit Base on the Lifetime Income Date (if the Annuitant's age at the Contract Anniversary before the first withdrawal after the Lifetime Income Date is at least 58 1/2 but younger than age 64), 5% of the Benefit Base on the Lifetime Income Date (if the Annuitant's age at the Contract Anniversary before the first withdrawal after the Lifetime Income Date is at least 64) or 4.5% of the Benefit Base on the Lifetime Income Date (if the younger of the Annuitant's and co-Annuitant's age is at least 64 if the Spousal Lifetime Income Amount had been elected).

     - If the Contract enters the Settlement Phase before the Annuitant attains age 58 1/2 (or age 64 for the younger of the Annuitant and co-Annuitant if the Spousal Lifetime Income Amount is elected) and you decide to take withdrawals prior to the Lifetime Income Date, you will receive an annual amount equal to the applicable Lifetime Income Amount as stated above multiplied by the current Benefit Base until the Benefit Base is depleted.

     - In lieu of annual payments of the settlement amount, we will permit you to elect monthly, quarterly or semi-annual installment payments of the Lifetime Income Amount.

If you die your Beneficiary may receive distribution of your Contract Value.

Distribution at Death of Annuitant

The Contracts described in this Prospectus provide for the distribution of the Contract Value and termination of the GIFL Select feature if the Annuitant/Owner dies before the earlier of the Annuity Commencement Date or the Maturity Date. If the deceased Annuitant's spouse is the sole Beneficiary and falls within the definition of "spouse" under the federal Defense of Marriage Act (see "Other Contract Provisions - Spouse" below), he or she may continue the Contract as the new Owner without a distribution of Contract Value. In that event, the spouse will become the Owner and Annuitant of the Contract, but the GIFL Select feature will end for any Single Life Lifetime Income Amount (if established) or for any Continuation Single Life Lifetime Income Amount. The GIFL Select feature for a Spousal Lifetime Income Amount also ends unless you established the Spousal Lifetime Income Amount prior to the Annuitant's death.

In all other cases, distribution of the entire interest in the Contract must be made within five years of the Annuitant's death or, alternatively, distribution may be made as an annuity, under one of the Annuity Options, which begins within one year after the Annuitant's death and is payable over the life of the Beneficiary or over a period not extending beyond the life expectancy of the Beneficiary (see "Annuity Options" below). If distribution is not made within five years and the Beneficiary has not specified an Annuity Option, we will distribute a lump sum cash payment of the Beneficiary's portion of the death benefit. Also, if distribution is not made as an annuity, upon the death of the Beneficiary, any remaining death benefit proceeds will equal the Contract Value and must be distributed immediately in a single sum cash payment.

PAYMENT OF DEATH PROCEEDS. The determination of the distribution upon the death of the Annuitant will be made on the date we receive written notice and "proof of death" as well as all required claims forms from all Beneficiaries at our Annuities Service Center. No one is entitled to payment of the death proceeds under the Contract until this time. Proof of death occurs when we receive one of the following at our Annuities Service Center:

     -    a certified copy of a death certificate; or

     - a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

     -    any other proof satisfactory to us.

DISTRIBUTION OF DEATH PROCEEDS. Tax law requirements applicable to IRAs, and the tax treatment of amounts held and distributed under such plans, are quite complex. Accordingly, you should seek competent legal and tax advice regarding requirements governing the distribution of Contract values, including death proceeds, under the plan. In particular, you and your advisor should consider that there is some uncertainty as to the income tax effects of a distribution at death on IRAs (see "VII. Federal Tax Matters").

In designating Beneficiaries you may impose restrictions on the timing and manner of payment of death benefits. The description of the distribution upon the death of the Annuitant in this Prospectus does not reflect any of the restrictions that could be imposed, and it should be understood as describing what will happen if the Contract Owner chooses not to restrict such a distribution under the Contract. If the Contract Owner imposes restrictions, those restrictions will govern payment of the death benefit to the extent permitted by the Code and by Treasury Regulations.

Upon request, the death benefit proceeds may be taken in the form of a lump sum. In that case, we will pay the death benefit within seven calendar days of the date that we determine the amount of the death benefit, subject to postponement under the same circumstances for which payment of withdrawals may be postponed (see "Withdrawals" above). Beneficiaries who opt for a lump sum payout of their portion of the death benefit may choose to receive the funds either in a single check or wire transfer or in a John Hancock Safe Access Account ("JHSAA"). Similar to a checking account, the JHSAA provides the Beneficiary access to the payout funds via a checkbook, and account funds earn interest at a variable interest rate. Any interest paid may be taxable. The Beneficiary can obtain the remaining death benefit proceeds in a single sum at any time by cashing one check for the entire amount. Note, however, that a JHSAA is not a true checking account as the Beneficiary cannot make deposits. It is solely a means of distributing the death benefit, so the Beneficiary can only make withdrawals. The JHSAA is part of our general account; it is not a bank account and it is not insured by the FDIC or any other government agency. As part of our general account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the JHSAA.

DEATH OF CO-ANNUITANT UNDER A SPOUSAL LIFETIME INCOME AMOUNT GUARANTEE. If the co-Annuitant is the first to die, no death proceeds are payable under the Contract. The Spousal Lifetime Income Amount guarantee will continue in effect and we will base the duration of the Lifetime Income Amount only on the lifetime of the survivor Annuitant. We will continue to charge the GIFL Select Fee.

Death of Last Person. If the survivor Annuitant dies while a Spousal Lifetime Income Amount guarantee is in effect, we will reduce the Lifetime Income Amount to zero and we make no further payments to the Beneficiary.

Death after Removal of Annuitant or co-Annuitant. In certain instances, a Contract may be changed to remove the designation of a person initially designated as an Annuitant or co-Annuitant. If that happens and:

     - if the removed person subsequently dies, there will be no impact on the guarantees provided by the Guaranteed Income For Life feature in most cases; and

     - if the remaining designated person subsequently dies, we will consider that person to be the "survivor" of the Annuitant and co-Annuitant and the Guaranteed Income For Life feature will terminate.

DEATH PROCEEDS DURING THE SETTLEMENT PHASE. If death occurs during the Settlement Phase, the only death proceeds we provide are the remaining settlement payments that may become due under that Guaranteed Income for Life benefit:

     - (for Single Life and Continuation Single Life Lifetime Income Amounts) If the Annuitant dies during the Settlement Phase, we reduce the Lifetime Income Amount to zero and make no further payments.

     - (for Spousal Lifetime Income Amount guarantee) If the first death of either the Annuitant or co-Annuitant occurs during the Settlement Phase, no additional death proceeds are payable under the Contract and, in most instances, we will continue to make settlement payments in the same manner as before the death. If the death occurs before the Lifetime Income Date, we will calculate a Lifetime Income Amount during the Settlement Phase on the Lifetime Income Date. Settlement payments will equal the Lifetime Income Amount.

If you die during the Settlement Phase, the only death proceeds we provide are the remaining settlement payments that may become due under the Spousal Lifetime Income Amount guaranteed minimum withdrawal benefit.

ANNUITIZATION PROVISIONS

General

Annuity payments differ from withdrawals of Contract Value.

Annuity payments are available under the Contract on a fixed, variable, or combination fixed and variable basis. Once annuity payments commence:

     - you will no longer have access to the Contract Value applied to the Annuity Option;

     -    the GIFL Select feature of your Contract terminates; and

     -    we may not change the Annuity Option or the form of settlement.

The Contracts contain provisions for the commencement of annuity payments to the Annuitant up to the Contract's Maturity Date (the "Annuity Commencement Date" is the first day of the Pay-out Period). The current Maturity Date is the date you specify, as shown on your Contract's specifications page. For John Hancock USA Contracts, there is no limit on when the earliest Annuity Commencement Date may be set. For John Hancock New York Contracts, the earliest allowable Annuity Commencement Date is one year from the Contract Date. If no date is specified, the Annuity Commencement Date is the first day of the month following the later of the 90th birthday of the oldest Annuitant or the tenth Contract Anniversary ("Default Commencement Date"). You may request a different Annuity Commencement Date (including a date later than the Default Commencement Date) at any time by written request at least one month before both the current and new Annuity Commencement Dates. Under our current administrative procedures, however, the new Annuity Commencement Date may not be later than the Maturity Date unless we consent otherwise.* Distributions may be required before the Annuity Commencement Date.

NOTICE OF ANNUITY COMMENCEMENT DATE. Under our current administrative procedures, we will send you one or more notices at least 30 days before your scheduled Annuity Commencement Date and request that you verify information we currently have on file. We may delay the start of annuity payments if you fail to verify this information.

You may select the frequency of annuity payments. However, if the Contract Value at the Annuity Commencement Date is such that a monthly payment would be less than $20, we may pay the Contract Value in one lump sum to the Annuitant on the Annuity Commencement Date.

Annuity Options

     - If an Annuity Option is not selected, we will provide as a default an Annuity Option in the form of a variable life annuity with payments guaranteed for five years, as described below. We will determine annuity payments based on the value of each Variable Investment Option at the Annuity Commencement Date. Internal Revenue Service ("IRS") regulations may preclude the availability of certain Annuity Options in connection with certain Contracts.

ANNUITY OPTIONS OFFERED IN THE CONTRACT. The Contracts guarantee the availability of the following Annuity Options:

Option 1: Lifetime Income Amount (LIA) with Cash Refund - This fixed Annuity Option is available only if either the Annuitant or co-Annuitant, not both, remains at the Annuity Commencement Date. Under this option, we will make annuity payments during the lifetime of the Annuitant or co-Annuitant. After the death of the Annuitant or co-Annuitant, we will pay the Beneficiary a lump sum amount equal to the excess, if any, of the Contract Value at the election of this option over the sum of the annuity payments made under this option. The annual amount of the annuity payments will equal the greater of:

     -    the LIA on the Annuity Commencement Date, if any; or

     - the annual amount that the proceeds of your Contract provides on a guaranteed basis under a life with cash refund annuity.

Option 2: Joint & Survivor LIA with Cash Refund - This fixed Annuity Option is available if you select the Spousal Lifetime Income Amount guarantee and coverage remains for both the Annuitant and the co-Annuitant at the Annuity Commencement Date. Under this option, we will make annuity payments during the joint lifetime of the Annuitant and co-Annuitant. After the death of the last to survive, we will pay the Beneficiary a lump sum amount equal to the excess, if any, of the Contract Value at the election of this option over the sum of the annuity payments made under this option. The annual amount of the annuity payments will equal the greater of:

     - the LIA on the Annuity Commencement Date, if any, as provided by the Spousal Lifetime Income Amount guarantee, or

     - the annual amount that the proceeds of your Contract provides on a guaranteed basis under a joint life with cash refund annuity. (Unlike Option 4, however, we will not continue making payments for the remainder of the 5 year term upon the death of the last of the Annuitant and co-Annuitant to survive. Instead, we will pay a lump sum amount of the excess Contract Value, if any, described in Option 1 above.)

----------
* We will deny our consent to a later Annuity Commencement Date based solely upon any current or future legal restrictions imposed by state laws and regulations or by the Internal Revenue Code and the IRS. Distributions under the Contracts may be required before the Annuity Commencement Date (see "VII. Federal Tax Matters "). You should consult with a qualified tax advisor for information about potential adverse tax consequences for failure to take distributions.


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

Option 3: Life Annuity with Payments Guaranteed for 5 Years - An annuity with payments guaranteed for 5 years and continuing thereafter during the lifetime of the Annuitant. Because we guarantee payments for 5 years, we will make annuity payments to the end of such period if the Annuitant dies prior to the end of the fifth year.

Option 4: Joint Life Annuity with Payments Guaranteed for 5 Years - An annuity with payments guaranteed for 5 years and continuing thereafter during the lifetime of the Annuitant and a designated co-Annuitant. Because we guarantee payments for the specific number of years, we make annuity payments to the end of the last year of the 5-year period if both the Annuitant and the co-Annuitant die during the 5-year period.

We currently offer an additional Annuity Option that is not guaranteed by the
Contract:

Option 5: Period Certain Only Annuity for 10, 15 or 20 Years - An annuity with payments for a 10-, 15- or 20-year period and no payments thereafter. You may surrender all or part of your Contract for its 'Commuted Value' after the Annuity Commencement Date only if you select a variable pay-out under this Option. (See "Full Surrenders After the Annuity Commencement Date" and "Partial Surrenders After the Annuity Commencement Date" below.) We may limit the payment periods in order to comply with IRS regulations.

FULL SURRENDERS AFTER THE ANNUITY COMMENCEMENT DATE. You may surrender your Contract after the Annuity Commencement Date only if you have selected a variable pay-out under Option 5: Period Certain Only Annuity for 10, 15, or 20 Years. Under this option, we will pay you the present value of any remaining guaranteed annuity payments ("Commuted Value") of your Contract. The Commuted Value is determined on the day we receive your written request for surrender. We determine the Commuted Value by:

     - multiplying the number of Annuity Units we currently use to determine each payment by the respective Annuity Unit value on the last payment date (see "Annuity Units and the Determination of Subsequent Variable Annuity Payments" below for a description of an Annuity Unit);

     - assuming that the net investment factor for the remainder of the guarantee period will equal the assumed interest rate of 3%, resulting in level annuity payments; and

     - calculating the present value of these payments at the assumed interest rate of 3%.

If you elect to take the entire Commuted Value of the remaining annuity payments due in the Period Certain, no future annuity payments will be made.

PARTIAL SURRENDERS AFTER THE ANNUITY COMMENCEMENT DATE. We permit partial surrenders after the Annuity Commencement Date only if you have selected a variable pay-out under Option 5: Period Certain Only Annuity for 10, 15, or 20 Years. You may take partial surrenders of amounts equal to the Commuted Value of the payments that we would have made during the Period Certain. The Commuted Value is determined in the manner described above on the day we receive your written request for surrender.

If you elect to take only the Commuted Value of some of the remaining annuity payments due in the Period Certain, we will reduce the remaining annuity payments during the remaining Period Certain by reducing the number of Annuity Units used to determine payments (see "Annuity Units and the Determination of Subsequent Variable Annuity Payments" in this section, below, for how we determine the initial number of Annuity Units used to determine payments). Since there will be fewer Annuity Units, your remaining payments will be reduced. The new number of Annuity Units used to determine future payments after an amount is commuted will equal A x (1 - ((B / C) / D)), where:

     A equals the number of Annuity Units used to determine future payments before the commutation;

     B equals the dollar amount requested to be paid out as part of the commutation;

     C equals the present value of all Annuity Units to be paid out if there were no commutation, where the interest rate used to present value the Annuity Units is the assumed interest rate of 3%; and

     D    equals the Annuity Unit value on the day the commutation is executed.

For example, assume that before you request a partial Commuted Value, you will receive 400 units a year for 10 years. You request $20,000 in Commuted Value. Since you are receiving those 400 units for 10 years, C equals the present value of 400 units for 10 years starting the end of this year at a rate of an assumed interest rate of 3%. This value is 3,412.08 units. Assuming the annuity unit value on the day the commutation is executed is $12.50, after the commutation you will receive 400 x (1 - (($20,000 / 3412.08) / $12.50)) = 212.43 units a year for 10 years.

Once annuity payments begin under an Annuity Option, you will not be able to make any additional guaranteed withdrawals under the GIFL Select feature in a Contract.

FIXED ANNUITY OPTIONS. Upon death of the Owner/Annuitant (subject to the distribution of death proceeds; see "Distribution at Death of Annuitant" above), withdrawal or the Maturity Date of the Contract, the proceeds may be applied to a Fixed Annuity Option.


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

We determine the amount of each Fixed Annuity payment by applying the portion of the death benefit proceeds (minus any applicable premium taxes) applied to purchase the Fixed Annuity to the appropriate rate based on the mortality table and assumed interest rate in the Contract. If the rates we are then using are more favorable to you, we will substitute those rates. If you choose an Annuity Option that is not guaranteed in the Contract, we will use the current Single Premium Immediate Annuity rate that we are currently offering. We guarantee the dollar amount of Fixed Annuity payments.

We provide no guaranteed withdrawal benefits once payments begin under an Annuity Option.

Determination of Amount of the First Variable Annuity Payment

We determine the first Variable Annuity payment by applying the portion of the proceeds (minus any applicable premium taxes) applied to purchase a Variable Annuity to the rates based on the mortality table and assumed interest rate contained in the Contract. We will determine the amount of the Contract Value as of the date not more than ten Business Days prior to the Annuity Commencement Date. We will reduce Contract Value used to determine annuity payments by any applicable premium taxes.

The longer the life expectancy of the Annuitant under any life Annuity Option or the longer the period for which payments are guaranteed under the option, the smaller the amount of the first monthly Variable Annuity payment will be.

Annuity Units and the Determination of Subsequent Variable Annuity Payments

We will base Variable Annuity payments after the first one on the investment performance of the Variable Investment Options selected after the Annuity Commencement Date. The amount of a subsequent payment is determined by dividing the amount of the first annuity payment from each Variable Investment Option by the Annuity Unit value of that Variable Investment Option (as of the same date the Contract Value to effect the annuity was determined) to establish the number of Annuity Units which will thereafter be used to determine payments. This number of Annuity Units for each Variable Investment Option is then multiplied by the appropriate Annuity Unit value as of a uniformly applied date not more than ten Business Days before the annuity payment is due, and the resulting amounts for each Variable Investment Option are then totaled to arrive at the amount of the annuity payment to be made. The number of Annuity Units generally remains constant (assuming no transfer is made). We will deduct a pro-rata portion of the administration fee from each annuity payment.

We charge the same Annual Separate Account Expenses during the annuitization period as we do prior to the Annuity Commencement Date. We determine the "net investment factor" for an Annuity Unit in the same manner as we determine the net investment factor for an accumulation unit (see "Value of Accumulation Units" and "Net Investment Factor" earlier in this chapter). The value of an Annuity Unit for each Variable Investment Option for any Business Day is determined by multiplying the Annuity Unit value for the immediately preceding Business Day by the net investment factor for the corresponding Subaccount for the valuation period for which the Annuity Unit value is being calculated and by a factor to neutralize the assumed interest rate.

Generally, if the net investment factor is greater than the assumed interest rate, the payment amount will increase. If the net investment factor is less than the assumed interest rate, the payment amount will decrease.

We build a 3% assumed interest rate into the rates in the Contract used to determine the first Variable Annuity payment. The smallest annual rate of investment return which is required to be earned on the assets of the Separate Account so that the dollar amount of Variable Annuity payments will not decrease is 3.62%.

Some transfers are permitted after the Annuity Commencement Date, but subject to different limitations than prior to the Annuity Commencement Date.

Transfers After Annuity Commencement Date

Once Variable Annuity payments have begun, you may transfer all or part of the investment upon which those payments are based from one Variable Investment Option to another. You must submit your transfer request to our Annuities Service Center at least 30 DAYS BEFORE the due date of the first annuity payment to which your transfer will apply. We will make transfers after the Annuity Commencement Date by converting the number of Annuity Units being transferred to the number of Annuity Units of the Variable Investment Option to which the transfer is made, so that the next annuity payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, annuity payments will reflect changes in the value of the Annuity Units for the new Variable Investment Option selected. Once annuity payments have commenced, a Contract Owner may not make transfers from any Fixed Annuity Option that we may make available to a Variable Annuity Option or from a Variable Annuity Option to a Fixed Annuity Option. We reserve the right to suspend the transfer privilege at any time that we are unable to purchase or redeem shares of a Portfolio, and to defer, modify or terminate the transfer privilege at any time in accordance with applicable law.

Distributions Upon Death of Annuitant After Annuity Commencement Date

If you select an Annuity Option providing for payments for a guaranteed period, and the Annuitant dies after the Annuity Commencement Date, we will make any remaining guaranteed payments to the Beneficiary. We will make any remaining payments as rapidly as under the method of distribution being used as of the date of the Annuitant's death. If no Beneficiary is living, we will


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

commute any unpaid guaranteed payments to a single sum (on the basis of the interest rate used in determining the payments) and pay that single sum to the estate of the last to die of the Annuitant and the Beneficiary.

OTHER CONTRACT PROVISIONS

Right to Review

You have a right to cancel your Contract.

You may cancel the Contract by returning it to our Annuities Service Center or to your registered representative at any time within 10 days after receiving it or such other period as required by law. Within 7 days of receiving a returned Contract, we will pay you the Contract Value computed at the end of the Business Day on which we receive your returned Contract or written notification acceptable to us. You may be subject to investment losses (or gains) prior to our receipt of your request for cancellation.

The 10-day right to review may vary in certain states in order to comply with the requirements of state insurance laws and regulations. Because the Contract is issued as an individual retirement annuity under Sections 408 or 408A of the Code, during the first 7 days of the 10-day period, we will return your entire Purchase Payment if this is greater than the amount otherwise payable.

(Applicable to Residents of California Only) Residents in California age 60 and greater may cancel the Contract by returning it to our Annuities Service Center or agent at any time within 30 days after receiving it. We will allocate your Purchase Payment to the Money Market Variable Investment Option during this period and thereafter transfer it to the Variable Investment Options you select. We will permit you to elect to allocate your Purchase Payment during this 30 day period to one or more of the Variable Investment Options. If you cancel the Contract during this 30 day period and your Purchase Payment were allocated to the Money Market Variable Investment Option], we will pay you the greater of (a) the original amount of your Purchase Payment and (b) the Contract Value computed at the end of the Business Day on which we receive your returned Contract. If you allocated your Purchase Payment to a Variable Investment Option (other than the Money Market Variable Investment Option), we will pay you the Contract Value, computed at the end of the Business Day on which we receive your returned Contract. You may be subject to investment losses prior to our receipt of your request for cancellation if you allocate your Purchase Payment to a Variable Investment Option other than the Money Market Variable Investment Option.

The table below describes the operating expenses for the Money Market Portfolio:


                                               DISTRIBUTION                 ACQUIRED      TOTAL ANNUAL    CONTRACTUAL       NET
                                  MANAGEMENT    AND SERVICE     OTHER    PORTFOLIO FEES     OPERATING       EXPENSE      OPERATING
PORTFOLIO/SERIES                     FEE       (12B-1) FEES   EXPENSES    AND EXPENSES    EXPENSES (1)   REIMBURSEMENT    EXPENSES
----------------                  ----------   ------------   --------   --------------   ------------   -------------   ---------
MONEY MARKET(2)
(Applicable to Contracts issued
   in California Only)
Series I                             0.47%         0.05%        0.04%         0.00%           0.56%          0.00%         0.56%

Notes:

(1) The "Total Annual Operating Expenses" include fees and expenses incurred indirectly by a Portfolio as a result of its investment in other investment companies ("Acquired Portfolio Fees and Expenses"). The Total Annual Operating Expenses shown may not correlate to the Portfolio's ratio of expenses to average net assets shown in the "Financial Highlights" section of the Portfolio prospectus, which does not include Acquired Portfolio Fees and Expenses. Acquired Portfolio Fees and Expenses are based on the estimated indirect net expenses associated with the Portfolio's investment in the underlying Portfolios.

(2) "Other Expenses" exclude Extraordinary Expenses incurred during the fiscal year ended December 31, 2009. Had these fees been included, "Other Expenses" would have been 0.05%.

John Hancock Investment Management Services, LLC is the investment adviser, and MFC Global Investment Management (U.S.A.) Limited is the manager (i.e., subadviser) to the Money Market Portfolio. The Portfolio Objective of the Money Market Portfolio is as follows:

     Seeks to obtain maximum current income consistent with preservation of principal and liquidity. To do this, the Portfolio invests in high quality, U.S. dollar denominated money market instruments.

     Note: The returns of the Money Market Subaccount in your Contract may become extremely low or possibly negative whenever the net income earned, if any, by the underlying Money Market Portfolio is not sufficient to offset the Contract's expense deductions.

Ownership

You own the Contract.

Prior to the Annuity Commencement Date, the Contract Owner is the person designated in the Contract specifications page or as subsequently named. On and after the Annuity Commencement Date, the Annuitant is the Contract Owner. If amounts become payable to any Beneficiary under the Contract, the Beneficiary is the Contract Owner. The Owner cannot be changed, except as permitted due to the death of the Annuitant and under federal tax law.

You may not sell, assign, transfer, discount or pledge as collateral for a loan or as security for the performance of an obligation, or for any other purpose, a Contract to any person other than us.

GROUP CONTRACTS (John Hancock New York contracts only). Individuals to whom we offer a Contract in New York may become an Owner under the Contract by submitting a completed application and instructions with respect to your distribution in a form acceptable to us. We reserve the right to decline to issue a Contract to any person in our sole discretion. All rights and privileges under the Contract may be exercised by each Owner.

As with Contracts issued in other states, prior to the Maturity Date, an Owner is the person designated in an application or as subsequently named. On and after a Contract's Maturity Date, the Annuitant is the Owner and after the death of the Annuitant, the Beneficiary is the Owner. In the case of Nonqualified Contracts, ownership of the Contract may be changed at any time.

Annuitant

The Annuitant is the natural person whose life is used to determine eligibility and the duration of Single Life Lifetime Income Amount or a Continuation Single Life Lifetime Income Amount and for the duration of annuity payments involving life contingencies. The Annuitant is entitled to receive all annuity payments under the Contract. If the Owner is an individual, the Owner and Annuitant must be the same person. Otherwise, the Contract must be owned for the benefit of the Annuitant. The Annuitant is as designated on the Contract specifications page or in the application. The Annuitant cannot be changed.

Co-Annuitant

The Annuitant's and co-Annuitant's lives are used to determine eligibility for and the duration of the Spousal Lifetime Income Amount and to determine eligibility for and the duration of annuity payments involving joint life contingencies. The Annuitant's spouse must be named as a co-Annuitant to establish a Spousal Lifetime Income Amount.

The Beneficiary is the person you designate to receive the death proceeds if you die.

Beneficiary

The Beneficiary is the person, persons or entity designated in the Contract specifications page (or as subsequently changed). If there is a Co-Annuitant under the Contract at the time of the Annuitant's death, however, the Co-Annuitant will be treated as the Beneficiary upon death of the Annuitant. You may change the Beneficiary (and any contingent Beneficiary) subject to the rights of any irrevocable Beneficiary. You must make any change in writing and the change must be received at our Annuities Service Center. We must approve any change. If approved, we will effect such change as of the date on which written. We assume no liability for any payments made or actions taken before the change is approved. If no primary Beneficiary is living, any designated contingent Beneficiary, if living, will become the Beneficiary. The interest of any Beneficiary is subject to that of any assignee. If no primary or contingent Beneficiary is living, the Beneficiary is the estate of the deceased Contract Owner. In the case of certain Contracts, Treasury Department regulations may limit designations of Beneficiaries.

Spouse

FEDERAL DEFINITION OF SPOUSE. Any federal tax provisions related to status as a "spouse" are governed by the Federal Defense of Marriage Act ("DOMA"), which does not recognize civil unions or same-sex marriages that may be allowed under state law. Please consult with your own qualified tax advisor for information on how federal tax rules may affect Contracts where a civil union or same-sex marriage partner either owns the Contract, or is designated an Annuitant and/or Beneficiary.

STATE VARIATIONS. Some states require that civil union and same-sex marriage partners receive the same contractual benefits as spouses who fall within the DOMA definition. To see a table of states with such a requirement, you may request a Statement of Additional Information from the Annuities Service Center. You should consult with a qualified financial professional for additional information on your state's regulations regarding civil unions and same-sex marriages.

Modification

We may not modify your Contract or certificate without your consent, except to the extent required to make it conform to any law or regulation or ruling issued by a governmental agency.

Our Approval

We reserve the right to accept or reject any Contract application at our sole discretion.

Misstatement and Proof of Age, Sex or Survival

We may require proof of age, sex (where permitted by state law) or survival of any person upon whose age, sex or survival any payment depends. If the age or sex of the Annuitant or any co-Annuitant has been misstated, the benefits will be those that would have been provided for the Annuitant's or any co-Annuitant's correct age and sex. When you receive your Contract, you should review the information on age and sex and contact us by phone or mail at our Annuities Service Center with any corrections. If we have made incorrect annuity payments, we will either pay the amount of any underpayment immediately or we will deduct the amount of any overpayment from future annuity payments.

                           VI. Charges and Deductions

We assess charges and deductions under the Contracts against the Purchase Payment, Contract Values or annuity payments. Currently, there are no deductions made from the Purchase Payment. In addition, there are deductions from and expenses paid out of the assets of the Portfolios that are described in the Portfolio prospectus.

ASSET-BASED CHARGES

We deduct asset-based charges daily to compensate us primarily for our administrative and distribution expenses, and for the mortality and expense risks we assume under the Contracts.

Daily Administration Fee

We allocate a portion of the asset-based charges shown in the Fee Tables to help cover our administrative expenses. We deduct a daily charge in an amount equal to 0.15% of the value of each Variable Investment Option on an annual basis deducted from each Subaccount to reimburse us for administrative expenses. The charge will be reflected in the Contract Value as a proportionate reduction in the value of each Variable Investment Option. Even though administrative expenses may increase, we guarantee that it will not increase the amount of the administration fees.

Mortality and Expense Risks Fee

The mortality risk we assume is the risk that Annuitants may live for a longer period of time than we estimate. We assume this mortality risk by virtue of annuity payment rates incorporated into the Contract which cannot be changed. This assures each Annuitant that his or her longevity will not have an adverse effect on the amount of annuity payments. The expense risk we assume is the risk that the administration charges may be insufficient to cover actual expenses.

To compensate us for assuming these risks, we deduct from each of the Subaccounts a daily charge at an annual effective rate of 0.45% of the value of the Variable Investment Options. The rate of the mortality and expense risks charge cannot be increased. The charge was established to continue for the duration of the contractual obligations consistent with pooling of risks, the persistency of certain risks, and the unpredictability of the time and nature of their occurrence. The charge is assessed on all active Contracts, including Contracts continued by a Beneficiary upon the death of the Contract Owner or continued under any annuity option payable on a variable basis. If the charge is insufficient to cover the actual cost of the mortality and expense risks assumed, we will bear the loss. Conversely, if the charge proves more than sufficient, the excess will be profit to us and will be available for any proper corporate purpose including, among other things, payment of distribution expenses. In cases where no death proceeds are payable (e.g., for Contracts continued by a non-spousal Beneficiary upon the death of the Owner), or under the Period Certain Only Annuity Option, if you elect benefits payable on a variable basis, we continue to assess the Contract's mortality and expense risks charge, although we bear only the expense risk and not any mortality risk.

GIFL SELECT FEE

We currently assess a fee for the GIFL Select feature that is equal to 0.50% of the "Adjusted Benefit Base." The Adjusted Benefit Base is the Benefit Base that was available on the prior Contract Anniversary. We will deduct the GIFL Select Fee on the first Contract Anniversary and each Contract Anniversary thereafter. We reserve the right to increase the fee of up to 0.65% of the Adjusted Benefit Base after we issue a Contract. If we do, we will provide at least 30 day prior notice to the Owner's last known address.

Although the current fee for GIFL Select feature is the same for each version of the Lifetime Income Amount, the amount of the Lifetime Income Amount will differ from version to version. For example, the Single Life Lifetime Income Amount that you establish before the Annuitant attains age 65will be for a lower Lifetime Income Amount than a Spousal Lifetime Income Amount that you establish after the Annuitant and the co-Annuitant are both age 65. Please read "Determination of a Single Life, Continuation Single Life or Spousal Lifetime Income Amount" for more information.

We withdraw the GIFL Select Fee from each Variable Investment Option in the same proportion that the value of each Variable Investment Option bears to the Contract Value. We will deduct a pro-rata share of the annual fee from the Contract Value:

     - on the date we determine the amount of death proceeds that we pay to a Beneficiary;

     - after the Annuity Commencement Date at the time an Annuity Option under the Contract begins; or

     - on the date an Excess Withdrawal (including any applicable fees, charges, and taxes) reduces the Contract Value to an amount less than the Lifetime Income Amount.

We do not deduct the GIFL Select Fee during the "Settlement Phase" or after the Annuity Commencement Date once an Annuity Option begins.

PREMIUM TAXES

We will charge you for premium taxes to the extent we incur them and reserve the right to charge you for new taxes we may incur.

We make deductions for any applicable premium or similar taxes. Currently, we assess a charge for premium taxes on each Purchase Payment, based on the following resident state (or jurisdiction) at the time the tax is assessed:
California (0.50%); Guam (4.00%); Puerto Rico (1.00%); Texas (0.04% - referred to as a "maintenance fee"); and West Virginia (1.00%).

In most cases, and subject to applicable state law, we deduct a charge in the amount of the tax from the total value of the Contract only at the time of annuitization, death, surrender, or withdrawal. We reserve the right, however, to deduct the charge from the Purchase Payment at the time it is made. We compute the amount of the charge by multiplying the applicable premium tax percentage by the amount you are withdrawing, surrendering, annuitizing or applying to a death benefit.

                            VII. Federal Tax Matters

INTRODUCTION

The following discussion of the Federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The Federal income tax treatment of a Contract issued as a Traditional IRA or as a Roth IRA is quite complex, and you should consult a qualified tax advisor with regard to the application of the law to your circumstances. This discussion is based on the Code, Treasury Department regulations, and Internal Revenue Service ("IRS") rulings and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

This discussion does not address state or local tax consequences associated with the purchase of a Contract. IN ADDITION, WE MAKE NO GUARANTEE REGARDING ANY TAX TREATMENT - FEDERAL, STATE, OR LOCAL - OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

OUR TAX STATUS

We are taxed as a life insurance company. Under current tax law rules, we include the investment income (exclusive of capital gains) of a Separate Account in our taxable income and take deductions for investment income credited to our "policyholder reserves." We are also required to capitalize and amortize certain costs instead of deducting those costs when they are incurred. We do not currently charge a Separate Account for any resulting income tax costs. We also claim certain tax credits or deductions relating to foreign taxes paid and dividends received by the Portfolios. These benefits can be material. We do not pass these benefits through to a Separate Account, principally because: (i) the deductions and credits are allowed to the Company and not the Contract owners under applicable tax law; and (ii) the deductions and credits do not represent investment return on Separate Account assets that is passed through to Contract owners.

The Contracts permit us to deduct a charge for any taxes we incur that are attributable to the operation or existence of the Contracts or a Separate Account. Currently, we do not anticipate making a charge for such taxes. If the level of the current taxes increases, however, or is expected to increase in the future, we reserve the right to make a charge in the future.

TRADITIONAL IRAS

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an IRA or Traditional IRA (to distinguish it from the Roth IRA discussed below). Contracts issued as Traditional IRAs are subject to limits on the amounts that may be contributed, the persons who may be eligible and the time when distributions may commence. The Contract does not qualify for use in connection with an Education IRA under Section 530 of the Code, and is not available as an "inherited IRA." For these purposes, an inherited IRA is an IRA established by a conversion of amounts payable upon death of a participant in a tax qualified retirement plan to a non-spouse beneficiary.

Contributions to a Traditional IRA

"Eligible" distributions from certain types of qualified retirement plans, such as a Guaranteed Income For Life Select 401(k) Retirement Plan, may be rolled over on a tax-deferred basis into a Traditional IRA by former participants in the Plan. For these purposes, "eligible" distributions include lump sum amounts payable from the Plan upon termination of employment, termination of the Plan, disability or retirement. "Eligible" distributions do not include (i) minimum distributions required under Section 401(a)(9) of the Code, (ii) certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments," and (iii) if applicable, certain hardship withdrawals. If you participate in a Guaranteed Income for Life Select 401(k) Plan as the surviving spouse of a participant, you may be able to make a rollover contribution on a tax-deferred basis to a Contract issued as a Traditional IRA.

The Contract only permits you to make a single contribution, it does not permit you to make annual contributions that may otherwise be allowed under the Code.

Distributions from a Traditional IRA

In general, unless you have rolled over non-deductible contributions from your Guaranteed Income for Life Select 401(k) Account Value, all amounts paid out from a Contract issued as a Traditional IRA (in the form of an annuity, a single sum, death benefits or partial withdrawal), are taxable to the payee as ordinary income.

If you have rolled over any non-deductible contributions to a Contract issued as a Traditional IRA contract, all or part of any withdrawal or surrender distribution, single sum death benefit or annuity payment, may be excluded from your taxable income when you receive the distribution. DISTRIBUTIONS BEFORE AGE 59 1/2 MAY BE SUBJECT TO A 10% PENALTY TAX. Please read "Penalty Tax on Premature Distributions," below.

The tax law requires that annuity payments or other distributions of minimum amounts (as specified in the tax law) to the Owner must generally commence by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. The amount that must be distributed each year is computed on the basis of the Owner's age, the value of the Contract, taking into account both the account balance, the actuarial present value of other benefits provided under the Contract, and the value of all other traditional IRAs owned by the taxpayer.

Under the tax rules, the Owner and the Annuitant may not be different individuals. If a co-Annuitant is named, all distributions made while the Annuitant is alive must be made to the Annuitant. Treasury Department regulations prescribe required minimum distribution ("RMD") rules governing the time at which distributions to the Owner and beneficiaries must commence and the form in which the distributions must be paid. These special rules may also require the length of any guarantee period to be limited. They also affect the restrictions that the Owner may impose on the timing and manner of payment of death proceeds to beneficiaries or the period of time over which a Beneficiary may extend payment of the death proceeds under the Contract. In addition, the presence of the guaranteed minimum withdrawal benefit may affect the amount of the RMD that must be made under the Contract. Failure to comply with minimum distribution requirements will result in the imposition of an excise tax, generally 50% of the amount by which the amount required to be distributed exceeds the actual distribution. Distributions made after the Owner's death also must comply with the minimum distribution requirements, and different rules governing the timing and the manner of payments apply, depending on whether the designated Beneficiary is an individual, and, if so, the Owner's spouse, or an individual other than the Owner's spouse. If you wish to impose restrictions on the timing and manner of payment of death benefits to your designated beneficiaries or if your Beneficiary wishes to extend over a period of time the payment of the death proceeds under your Contract, please consult your own qualified tax advisor.

You may make a "tax-free rollover" from a Contract issued as a Traditional IRA to another traditional IRA, in which case minimum distribution requirements and taxes apply to amounts withdrawn from the other traditional IRA. You may convert or rollover a Contract issued as a Traditional IRA to a Roth IRA by surrendering the Contract and purchasing another Roth IRA. If you do, you may be subject to federal income taxes, including withholding taxes. Please read "Conversion or Direct Rollover to a Roth IRA," below, for more information.

ROTH IRAS

Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a Roth IRA. Roth IRAs are generally subject to the same rules as non-Roth IRAs, but they differ in certain significant respects with respect to the taxation of contributions and distributions.

Contributions to a Roth IRA

Like a Traditional IRA, "eligible" distributions from certain types of qualified retirement plans, such as a Guaranteed Income For Life Select 401(k) Retirement Plan, may be rolled over into a Roth IRA by former participants in the Plan. For these purposes, "eligible" distributions include lump sum amounts payable from the Plan upon termination of employment, termination of the Plan, disability or retirement. "Eligible" distributions do not include (i) minimum distributions required under Section 401(a)(9) of the Code, (ii) certain distributions for life, life expectancy, or for 10 years or more which are part of a "series of substantially equal periodic payments," and (iii) if applicable, certain hardship withdrawals. If you participate in a Guaranteed Income for Life Select 401(k) Plan as the surviving spouse of a participant, you may be able to make a rollover contribution on a tax-deferred basis to a Contract issued as a Roth IRA.

FEDERAL INCOME TAX, INCLUDING WITHHOLDING TAXES IN CERTAIN CIRCUMSTANCES, WILL APPLY TO CONVERSIONS AND DIRECT ROLLOVERS FROM "NON-ROTH" GUARANTEED INCOME FOR LIFE SELECT 401(K) RETIREMENT ACCOUNTS TO CONTRACTS ISSUED AS ROTH IRAS. Please read "Conversion or Direct Rollover to a Roth IRA," below, for more information. Under current rules, conversions and direct rollovers from "Roth" Guaranteed Income For Life Select 401(k) Retirement Accounts to Contracts issued as a Roth IRAs generally are not subject to federal income tax.

The Contract only permits you to make a single contribution, it does not permit you to make annual contributions that may otherwise be allowed under the Code.

Distributions from a Roth IRA

Unlike a Traditional IRA, distributions from Roth IRAs need not commence when the Owner attains age 70 1/2. Distributions must, however, begin after the Owner's death. Distributions after the Owner's death must comply with the minimum distribution requirements described above for Traditional IRAs, and different rules governing the timing and the manner of payments apply, depending on whether the designated Beneficiary is an individual, and, if so, the Owner's spouse, or an individual other than the Owner's spouse. If you wish to impose restrictions on the timing and manner of payment of death benefits to your designated beneficiaries or if your Beneficiary wishes to extend over a period of time the payment of the death proceeds under your Contract, please consult your own qualified tax advisor.

Qualified distributions from a Roth IRA are excluded from income. A qualified distribution for these purposes is a distribution that satisfies two requirements. First, the distribution must be made in a taxable year that is at least five years after the first taxable year for which a contribution to any Roth IRA established for the Owner was made. Second, the distribution must be:

     -    made after the Owner attains age 59 1/2;

     -    made after the Owner's death;

     -    attributable to the Owner being disabled; or

     -    a qualified first-time homebuyer distribution within the meaning of
          Section 72(t) (2) (F) of the Code.

THE FIVE YEAR PERIOD REQUIRED TO QUALIFY A DISTRIBUTION AS TAX-FREE UNDER A ROTH IRA MAY DIFFER FROM THE FIVE YEAR HOLDING PERIOD REQUIRED UNDER THE GIFL SELECT FEATURE IN THE CONTRACT.

EXAMPLE: Suppose you made on-going contributions to a "Roth" Guaranteed Income For Life Select 401(k) Retirement Account for three years and then purchase a Roth IRA Contract when you are 57. We will require you to fulfill another 2 years before you qualify for a Single Life Lifetime Income Amount. If you limit your annual withdrawals to the Lifetime Income Amount, we will guarantee the amount for as long as you life. You will be subject to tax, however, on the portion of the withdrawn amount attributable to amounts that have remained in the Contract for less than five years.

DISTRIBUTIONS BEFORE AGE 59 1/2 MAY BE SUBJECT TO A 10% PENALTY TAX. Please read "Penalty Tax on Premature Distributions," below. The state tax treatment of a Roth IRA may differ from the federal income tax treatment of a Roth IRA. YOU SHOULD SEEK INDEPENDENT TAX ADVICE IF YOU INTEND TO USE THE CONTRACT IN CONNECTION WITH A ROTH IRA.

CONVERSION OR DIRECT ROLLOVER TO A ROTH IRA

You can convert or directly roll over distributions that you receive from a "non Roth" Guaranteed Income For Life Select 401(k) Retirement Account to a Roth IRA Contract and convert a traditional IRA to a Roth IRA. The Roth IRA annual contribution limit does not apply to converted or rollover amounts.

You must, however, pay tax on any portion of the converted or rollover amount that would have been taxed if you had not converted or rolled over to a Roth IRA. No similar limitations apply to conversions or direct rollovers of distributions from a "Roth" Guaranteed Income For Life Select 401(k) Retirement Account" to a Contract issued as a Roth IRA or from a Contract issued as a Roth IRA to another Roth IRA.

If you, direct your Guaranteed Income for Life Select 401(k) Retirement Plan sponsor or administrator to transfer a rollover amount from your "non Roth" Guaranteed Income for Life Select 401(k) Retirement Account to us to purchase a Roth IRA Contract, or if you convert a Contract issued as a Traditional IRA to a Roth IRA, you may instruct us to not withhold any of the rollover or conversion for taxes and remittance to the IRS. A direct rollover or conversion is not subject to mandatory tax withholding, even if the distribution is includible in gross income. You must, however, pay tax on any portion of the converted or rollover amount from the Plan that would have been taxed if you had not converted or rolled over to a Roth IRA. No similar limitations apply to rollovers to one Roth IRA from another Roth IRA

If you do instruct us to withhold for taxes when converting a Contract issued as a Traditional IRA to a Roth IRA, we will treat any amount we withhold as a withdrawal from your Contract, which could result in an Excess Withdrawal and a reduction in the Lifetime Income Amount we guarantee under your Contract. Please read "Guaranteed Lifetime Income Withdrawal Benefit" in "V. Description of the Contract" for more information about the impact of withdrawals.

The amount converted to a Roth IRA would ordinarily be included in gross income for the year in which the conversion occurs. However, for 2010 only, unless you elect to include the converted amount in your 2010 income, half of it will be included in your income in 2011 and the other half in 2012. In order to maximize the benefit of the conversion, you may wish to consider using resources other than your retirement plan assets to pay taxes on any such conversion. You should seek independent qualified tax advice if you intend to use the Contract in connection with a Roth IRA.

PENALTY TAX ON PREMATURE DISTRIBUTIONS

There is also a 10% IRS penalty tax on the taxable amount of any payment from the Contract. The penalty tax does not apply to a payment:

     - received on or after the date on which the Contract Owner reaches age 59 1/2;

     - received on or after the Owner's death or because of the Owner's disability (as defined in the tax law); or

     - made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and "designated beneficiary" (as defined in the tax law).

Note that when a series of substantially equal periodic payments is used to avoid the penalty, if the Contract Owner then modifies the payment pattern (other than by reason of death or disability) before the LATER of the Contract Owner's attaining age 59 1/2 or the passage of five years after the date of the first payment, such modification may cause retroactive imposition of the penalty plus interest on it.

The penalty tax does not apply to certain distributions which are used for first time home purchases or for higher education expenses, or for distributions made to certain eligible individuals called to active duty after September 11, 2001. Special conditions must be met to qualify for these three exceptions to the penalty tax. If you wish to take a distribution from your Contract for these purposes, you should consult your own qualified tax advisor.

SEE YOUR OWN TAX ADVISOR

The foregoing description of federal income tax topics and issues is only a brief summary and is not intended as tax advice. It does not include a discussion of federal estate and gift tax or state tax consequences. The rules under the Code governing Qualified Plans and IRAs are extremely complex and often difficult to understand. Changes to the tax laws may be enforced retroactively. Anything less than full compliance with the applicable rules, all of which are subject to change from time to time, can have adverse tax consequences. The taxation of an Annuitant or other payee has become so complex and confusing that great care must be taken to avoid pitfalls. For further information you should always consult a qualified tax advisor.

                              VIII. General Matters

DISTRIBUTION OF CONTRACTS

We pay compensation for sales of the Contracts.

John Hancock Distributors, LLC ("JH Distributors"), a Delaware limited liability company that we control, is the principal underwriter and distributor of the Contracts offered by this Prospectus and of other annuity and life insurance products we and our affiliates offer. JH Distributors also acts as the principal underwriter of the John Hancock Trust, whose securities are used to fund certain Variable Investment Options under the Contracts and under other annuity and life insurance products we offer.

JH Distributors' principal address is 200 Bloor Street East, Toronto, Canada M4W 1E5. It also maintains offices with us at 601 Congress Street, Boston, Massachusetts 02210. JH Distributors is a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the "1934 Act") and is a member of the Financial Industry Regulatory Authority ("FINRA").

We offer the Contracts for sale through broker-dealers (firms) that have entered into selling agreements with JH Distributors and us. Broker-dealers sell the Contracts through their registered representatives who have been appointed by us to act as our insurance agents. JH Distributors, or any of its affiliates that is registered under the 1934 Act and a member of FINRA, may also offer the Contracts directly to potential purchasers. Signator Investors, Inc. is an affiliated broker-dealer.

JH Distributors pays compensation to broker-dealers for the promotion and sale of the Contracts. Contract Owners do not pay this compensation directly. These payments are made from JH Distributors' and our own revenues, profits or retained earnings, which may be derived from a number of sources, such as fees received from an underlying Portfolio's or fund-of-funds' (but not both) distribution plan ("12b-1 fees"), the fees and charges imposed under the Contract, and other sources.

The individual representative who sells you a Contract typically will receive a portion of the compensation, under the representative's own arrangement with his or her broker-dealer. A limited number of broker-dealers may also be paid commissions or overrides to "wholesale" the Contract; that is, to provide marketing support and training services to the broker-dealer firms that do the actual selling. We may also provide compensation to broker-dealers for providing ongoing service in relation to Contract(s) that have already been purchased.

Standard Compensation

The amount and timing of compensation JH Distributors may pay to broker-dealers may vary depending on the selling agreement, but compensation with respect to Contracts sold through broker-dealers (inclusive of wholesaler overrides and expense allowances) and paid to broker-dealers is not expected to exceed 1.50% of the Purchase Payment. In addition, JH Distributors may pay ongoing compensation at an annual rate of up to 0.50% of the values of the Contracts attributable to such Purchase Payment. The greater the amount of compensation paid by JH Distributors at the time you make a Purchase Payment, the less it will pay as ongoing compensation.

The individual representative who sells you a Contract (your "financial consultant") typically will receive a portion of the compensation, under the representative's own arrangement with his or her broker-dealer. We may also provide compensation to broker-dealers for providing ongoing service in relation to Contract(s) that have already been purchased.

We may provide, either from the 12b-1 distribution fees received from the portfolios underlying the Contracts or out of our own resources, rollover compensation to the broker-dealer of record for a pension, profit-sharing or other plan qualified under Section 401(a) or described in Section 457(b) of the Internal Revenue Code of 1986 funded by certain group annuity contracts issued by John Hancock insurance companies, when a plan participant terminates from the qualified plan and rolls over plan assets into a Contract and JH Distributors is the broker-dealer of record on that Contract. Such rollover compensation is not expected to exceed 0.50% of the average daily net asset value of such Contracts.

We may pay the qualified plan's third party administrator a $25 fee per participant rollover from such plan to the Contract for facilitating the transaction.

Differential Compensation

Compensation negotiated and paid by JH Distributors pursuant to a selling agreement with a broker-dealer may differ from compensation levels that the broker-dealer receives for selling other variable contracts. In addition, under their own arrangements, broker-dealer firms may pay a portion of any amounts received from us to their registered representatives. As a result, registered representatives may be motivated to sell the Contracts of one issuer over another issuer or one product over another product.

You should contact your financial consultant for more information on compensation arrangements in connection with the sale and purchase of your Contract.

CONFIRMATION STATEMENTS

We will send you confirmation statements for certain transactions in your Variable Investment Options. You should carefully review these statements to verify their accuracy. You should report any mistakes immediately to our Annuities Service Center. If you fail to notify our Annuities Service Center of any mistake within 60 days of the delivery of the confirmation statement, we will deem you to have ratified the transaction. Information regarding e-delivery of confirmation statements appears under "V. Description of the Contract - Variable Investment Options and Accumulation Units - Telephone and Electronic Transactions."

REINSURANCE ARRANGEMENTS

From time to time we may utilize reinsurance as part of our risk management program. Under any reinsurance agreement, we remain liable for the contractual obligations of the Contracts' guaranteed benefits and the reinsurer(s) agree to reimburse us for certain amounts and obligations in connection with the risks covered in the reinsurance agreements. The reinsurer's contractual liability runs solely to us, and no Contract Owner shall have any right of action against any reinsurer. In evaluating reinsurers, we consider the financial and claims paying ability ratings of the reinsurer. Our philosophy is to minimize incidental credit risk. We do so by engaging in secure types of reinsurance transactions with high quality reinsurers and diversifying reinsurance counterparties to limit concentrations. Some of the benefits that may be reinsured include living benefits, guaranteed death benefits, or other obligations.

STATEMENTS OF ADDITIONAL INFORMATION

Our Statements of Additional Information provide additional information about the Contract and the Separate Accounts, including information on our history, services provided to the Separate Accounts and legal and regulatory matters. We filed the Statements of Additional Information with the SEC on the same date as this Prospectus and incorporate them herein by reference. You may obtain a copy of the current Statements of Additional Information without charge by contacting us at the Annuities Service Center shown on the first page of this Prospectus. The SEC also maintains a Web site (http://www.sec.gov) that contains the Statements of Additional Information and other information about us, the Contracts and the Separate Accounts. We list the Table of Contents of the Statements of Additional Information below.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) SEPARATE ACCOUNT H
Statement of Additional Information
Table of Contents

General Information and History...........................................     1
Services..................................................................     1
   Independent Registered Public Accounting Firm..........................     1
   Servicing Agent........................................................     1
   Principal Underwriter..................................................     1
   Special Compensation and Reimbursement Arrangements....................     1
State Variations Regarding Recognition of Same-Sex Couples................     3
Legal and Regulatory Matters..............................................     3
Appendix A: Audited Financial Statements..................................   A-1

JOHN HANCOCK LIFE INSURANCE COMPANY OF NEW YORK SEPARATE ACCOUNT A Statement of Additional Information
Table of Contents

General Information and History...........................................     1
Services..................................................................     1
   Independent Registered Public Accounting Firm..........................     1
   Servicing Agent........................................................     1
   Principal Underwriter..................................................     1
   Special Compensation and Reimbursement Arrangements....................     1
State Variations Regarding Recognition of Same-Sex Couples................     3
Legal and Regulatory Matters..............................................     3
Appendix A: Audited Financial Statements..................................   A-1

Financial Statements

The Statements of Additional Information also contain the Company's financial statements as of the years ended 2008 and 2009, and its Separate Accounts' financial statements as of the year ended 2009 (the "Financial Statements"). Our Financial Statements provide information on our financial strength as of the year ended 2009, including information on our general account assets that were available at that time to support our guarantees under the Contracts and any optional benefit Riders. The Company's general account consists of securities and other investments, the value of which may decline during periods of adverse market conditions.

                                     PART B

                            INFORMATION REQUIRED IN A

                       STATEMENT OF ADDITIONAL INFORMATION

                                             Statement of Additional Information
                                                          dated [August 2], 2010

                             (JOHN HANCOCK(R) LOGO)
                             JOHN HANCOCK ANNUITIES

                       Statement of Additional Information
         John Hancock Life Insurance Company (U.S.A.) Separate Account H

THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS. This Statement of Additional Information should be read in conjunction with the Prospectus dated the same date as this Statement of Additional Information. This Statement of Additional Information describes additional information regarding the variable portion of the flexible purchase payment deferred variable annuity contracts (singly, a "Contract" and collectively, the "Contracts") issued by JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) in all jurisdictions except New York as follows:

        PROSPECTUS ISSUED BY JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
           (to be read with this Statement of Additional Information)
                         GIFL Rollover Variable Annuity
                   [GIFL Select IRA Rollover Variable Annuity]

You may obtain a copy of the Prospectus listed above by contacting us at the following addresses:

                  JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

JOHN HANCOCK ANNUITIES SERVICE CENTER   MAILING ADDRESS
164 Corporate Drive                     Post Office Box 9505
Portsmouth, NH 03801-6815               Portsmouth, NH 03802-9505
(800) 344-1029                          www.jhannuities.com

GIFL JHUSA SEP ACCT H SAI 8/10

                                Table of Contents

GENERAL INFORMATION AND HISTORY                                                1
SERVICES                                                                       1
     Independent Registered Public Accounting Firm                             1
     Servicing Agent                                                           1
     Principal Underwriter                                                     1
     Compensation                                                              1
STATE VARIATIONS REGARDING RECOGNITION OF SAME-SEX COUPLES                     2
LEGAL AND REGULATORY MATTERS                                                   3
APPENDIX A: AUDITED FINANCIAL STATEMENTS                                     A-1

                         General Information and History

John Hancock Life Insurance Company (U.S.A.) Separate Account H, (the "Separate Account") (formerly, The Manufacturers Life Insurance Company (U.S.A.) Separate Account H) is a separate investment account of John Hancock Life Insurance Company (U.S.A.), ("we," "us," "the Company," or "John Hancock USA") (formerly, The Manufacturers Life Insurance Company (U.S.A.)). We are a stock life insurance company organized under the laws of Delaware in 1979. Our principal office is located at 38500 Woodward Avenue Bloomfield Hills, Michigan 48304. We also have an Annuities Service Center located at 601 Congress Street, Boston, Massachusetts 02210. Our ultimate parent is Manulife Financial Corporation ("MFC") based in Toronto, Canada. MFC is the holding company of The Manufacturers Life Insurance Company and its subsidiaries, collectively known as Manulife Financial.

The Separate Account was established on August 24, 1984 as a separate account of The Manufacturers Life Insurance Company of North America ("Manulife North America"), another wholly-owned subsidiary of MFC which on January 1, 2002 merged into the Company. As a result of this merger, the Company became the owner of all of Manulife North America's assets, including the assets of the Separate Account and assumed all of Manulife North America's obligations including those under the Contracts. The merger had no other effect on the terms and conditions of the Contracts or on your allocations among Investment Options.

Our financial statements which are included in this Statement of Additional Information should be considered only as bearing on our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                    Services

Independent Registered Public Accounting Firm

The consolidated financial statements of John Hancock Life Insurance Company (U.S.A.) at December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, and the financial statements of John Hancock Life Insurance Company (U.S.A.) Separate Account H at December 31, 2009, and for each of the two years in the period ended December 31, 2009, appearing in this Statement of Additional Information of the Registration Statement have been audited by __________, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

Servicing Agent

Computer Sciences Corporation Financial Services Group ("CSC FSG") provides to us a computerized data processing recordkeeping system for variable annuity administration. CSC FSG provides various daily, semimonthly, monthly, semiannual and annual reports including:

     - daily updates on accumulation unit values, variable annuity participants and transactions, and agent production and commissions;

     -    semimonthly commission statements;

     -    monthly summaries of agent production and daily transaction reports;

     -    semiannual statements for Contract Owners; and

     -    annual Contract Owner tax reports.

We pay CSC FSG approximately $7.80 per Contract per year, plus certain other fees for the services provided.

Principal Underwriter

John Hancock Distributors, LLC, ("JH Distributors"), an indirect wholly owned subsidiary of MFC, serves as principal underwriter of the Contracts. Contracts are offered on a continuous basis. The aggregate dollar amounts of underwriting commissions paid to JH Distributors in 2009, 2008, and 2007 were $421,625,749, $597,650,909 and $642,866,360, respectively.

Compensation

The Contracts are primarily sold through selected firms. The Contracts' principal distributor, JH Distributors, and its affiliates (collectively, "JHD") pay compensation to broker-dealers (firms) for the promotion and sale of the Contracts. The compensation JHD pays may vary depending on each firm's selling agreement, but compensation (inclusive of wholesaler overrides and expense allowances) paid to the firms for sale of the Contracts (not including Riders) is not expected to exceed the standard compensation amounts referenced in the product prospectuses. The amount and timing of this compensation may differ among firms.

The registered representative through whom your Contract is sold will be compensated pursuant to that registered representative's own arrangement with his or her broker-dealer. The registered representative and the firm may have multiple options on how they wish to allocate their commissions and/or compensation. We are not involved in determining your registered representative's compensation You are encouraged to ask your registered representative about the basis upon which he or she will be personally compensated for the advice or recommendations provided in connection with the sale of your Contract.

Compensation to firms for the promotion and sale of the Contracts is not paid directly by Contract owners, but we expect to recoup it through the fees and charges imposed under the Contract.

           State Variations Regarding Recognition of Same-Sex Couples

The Federal Defense of Marriage Act ("DOMA") does not recognize civil unions or same-sex marriage. Therefore, the federal tax treatment available to spouses who fall within the definition of DOMA may not be available to civil union or same-sex marriage partners. However, the following table identifies the states that may, pursuant to state law, extend to civil union and same-sex marriage partners the same benefits (other than federal tax benefits) that are granted to spouses who fall within the definition of DOMA:

        STATE                  TYPE OF JURISDICTION                             RELATED RULE
        -----                  --------------------                             ------------
     California                Domestic Partnership

      Colorado          Designated Beneficiary Agreements    May recognize spouses of civil unions from other
                                                             jurisdictions

     Connecticut                   Civil Union,
                                Same-Sex Marriage
District of Columbia           Domestic Partnership
                                Same-Sex Marriage
       Hawaii          Reciprocal Beneficiary Relationship
        Iowa                    Same-Sex Marriage
        Maine                 Domestic Partnerships
      Maryland                 Domestic Partnership          Also recognizes spouses of same-sex marriages who
                                                             were married in another jurisdiction

    Massachusetts               Same-Sex Marriage

       Nevada                  Domestic Partnership

    New Hampshire               Same-Sex Marriage
     New Jersey                    Civil Union,              Also recognizes spouses of civil unions who were
                               Domestic Partnership          married in another jurisdiction
      New York                          --                   Recognizes spouses of civil unions and same-sex
                                                             marriages who were married in another
                                                             jurisdiction
       Oregon                  Domestic Partnership
    Rhode Island               Domestic Partnership          Recognizes spouses of civil unions and same-sex
                                                             marriages who were married in another
                                                             jurisdiction
       Vermont                  Same-Sex Marriage
     Washington                Domestic Partnership

      Wisconsin               Domestic Partnerships

The table above is current only as of the date of this Statement of Additional Information. Please consult with your own qualified tax advisor for information on: (1) how federal tax rules may affect Contracts where civil union or same-sex marriage partners either singularly or jointly own the Contract, or are designated Annuitant(s), Beneficiary(ies) and/or Covered Person(s); and (2) your state's regulations regarding civil unions and same-sex marriages.

                          Legal and Regulatory Matters

There are no legal proceedings to which we, the Separate Account or the principal underwriter is a party, or to which the assets of the Separate Account are subject, that are likely to have a material adverse effect on:

     -    the Separate Account; or

     - the ability of the principal underwriter to perform its contract with the Separate Account; or

     - on our ability to meet our obligations under the variable annuity contracts funded through the Separate Account.

On June 25, 2007, John Hancock Investment Management Services, LLC (the "Adviser") and John Hancock Distributors LLC (the "Distributor") and two of their affiliates (collectively, the "John Hancock Affiliates") reached a settlement with the Securities and Exchange Commission ("SEC") that resolved an investigation of certain practices relating to the John Hancock Affiliates' variable annuity and mutual fund operations involving directed brokerage and revenue sharing. Under the terms of the settlement, each John Hancock Affiliate was censured and agreed to pay a $500,000 civil penalty to the United States Treasury. In addition, the Adviser and the Distributor agreed to pay disgorgement of $14,838,943 and prejudgment interest of $2,001,999 to the John Hancock Trust funds that participated in the Adviser's commission recapture program during the period from 2000 to April 2004. Collectively, all John Hancock Affiliates agreed to pay a total disgorgement of $16,926,420 and prejudgment interest of $2,361,460 to the entities advised or distributed by John Hancock Affiliates. The Adviser discontinued the use of directed brokerage in recognition of the sale of fund shares in April 2004.

                    APPENDIX A: Audited Financial Statements

                           [TO BE FILED BY AMENDMENT]

                            PART C OTHER INFORMATION

Guide to Name Changes and Successions:

                                  NAME CHANGES

DATE OF CHANGE       OLD NAME                                   NEW NAME
------------------   ----------------------------------------   -----------------------------------------------
October 1, 1997      NASL Variable Account                      The Manufacturers Life Insurance Company
                                                                of North America Separate Account A

October 1, 1997      North American Security Life Insurance     The Manufacturers Life Insurance Company
                     Company                                    of North America

November 1, 1997     NAWL Holding Co., Inc.                     Manulife-Wood Logan Holding Co., Inc.

September 24, 1999   Wood Logan Associates, Inc.                Manulife Wood Logan, Inc

January 1, 2005      The Manufacturers Life Insurance Company   John Hancock Life Insurance Company (U.S.A.)
                     (U.S.A.) Separate Account A                Separate Account A

January 1, 2005      The Manufacturers Life Insurance Company   John Hancock Life Insurance Company (U.S.A.)
                     (U.S.A.)

January 1, 2005      Manulife Financial Securities LLC          John Hancock Distributors LLC

January 1, 2005      Manufacturers Securities Services LLC      John Hancock Investment Management Services LLC

On September 30, 1997, Manufacturers Securities Services, LLC succeeded to the business of NASL Financial Services, Inc.

The following changes became effective January 1, 2002: (a) The Manufacturers Life Insurance Company of North America ("Manulife North America") merged into The Manufacturers Life Insurance Company (U.S.A.) with the latter becoming the owner of all of Manulife North America's assets; (b) Manulife Financial Securities LLC became the successor broker-dealer to Manufacturers Securities Services, LLC.

                                    * * * * *

Item 24. Financial Statements and Exhibits

     (a)  Financial Statements

          (1) Financial Statements of the Registrant, John Hancock Life Insurance Company (U.S.A.) Separate Account H. [TO BE FILED BY AMENDMENT]

          (2) Financial Statements of the Depositor, John Hancock Life Insurance Company (U.S.A.). [TO BE FILED BY AMENDMENT]

     (b)  Exhibits

          (1) (i) Resolution of the Board of Directors of Manufacturers Life Insurance Company (U.S.A.) establishing The Manufacturers Life Insurance Company Separate Account H - Incorporated by reference to Exhibit (1)(i) to pre-effective amendment no. 1 to the registration statement, file number 333-70728, filed January 2, 2002.

          (2) Agreements for custody of securities and similar investments - Not Applicable.

          (3) (i) Underwriting Agreement dated August 10, 1995-- Incorporated by reference to Exhibit (b)(3)(i) to Form N-4, file number 033-76162, filed February 25, 1998.

               (ii) Distribution and Servicing Agreement dated February 17,
                    2009, incorporated by reference to Exhibit 24(b)(3)(ii) to Post-Effective Amendment No. 31 to Registration Statement, File No. 333-70728, filed on April 30, 2009.

               (iii) General Agent and Broker Dealer Selling Agreement,
                    incorporated by reference to Exhibit 24(b)(3)(iii) to Post-Effective Amendment No. 31 to Registration Statement, File No. 333-70728, filed on April 30, 2009.

               (iv) Form of Amendment to General Agent and Broker-Dealer Selling
                    Agreement (amended with respect to GIFL Rollover Annuity and IRA Rollover Program), incorporated by reference to Exhibit 24(b)(3)(v) to Pre-Effective Amendment No. 1 to this Registration Statement, File No. 333-149421, filed on June 30, 2008.

          (4) (i) Form of Specimen Single Payment Individual Deferred Variable Annuity Contract, Non-Participating for Venture 200.10. [FILED HEREWITH]

               (ii) Specifications Pages for Venture 200.10 for Roth IRA. [FILED
                    HEREWITH]

               (iii) Specifications Pages for Venture 200.10 for traditional
                     IRA. [FILED HEREWITH]

               (iv) Form of Specimen Single Payment Individual Deferred Variable
                    Annuity Contract, Non-Participating for Venture 201.10. [FILED HEREWITH]

               (v) Specifications Pages for Venture 201.10 for Roth IRA. [FILED HEREWITH]

               (vi) Specifications Pages for Venture 201.10 for traditional IRA.
                    [FILED HEREWITH]

               (vii) Form of Specimen Single Payment Individual Deferred
                    Variable Annuity Contract, Non-Participating for Venture
                    202.10. [FILED HEREWITH]

               (viii) Specifications Pages for Venture 202.10 for Roth IRA.
                    [FILED HEREWITH]

               (ix) Specifications Pages for Venture 202.10 for traditional IRA.
                    [FILED HEREWITH]

          (5) Form of Specimen Application for Flexible Purchase Payment (for GIFL Rollover) or Single Payment (for GIFL Select IRA Rollover) Individual Deferred Variable Annuity Contract, Non-Participating. [FILED HEREWITH]

          (6) (i) Restated Articles of Redomestication of The Manufacturers Life Insurance Company (U.S.A.), incorporated by reference to Exhibit A(6) to Registration Statement on Form S-6, File No. 333-41814, filed on July 20, 2000.

               (ii) Certificate of Amendment to Certificate of Incorporation of
                    the Company, Name Change July 1984, incorporated by reference to Exhibit (3)(i)(a) to Form 10Q of The Manufacturers Life Insurance Company of North America, filed on November 14, 1997.

               (iii) Certificate of Amendment to Certificate of Incorporation of
                    the Company changing its name to John Hancock Life Insurance Company (U.S.A.) effective January 1, 2005, incorporated by reference to Exhibit (b)(6)(iii) to Registration Statement, File No. 333-70728, filed on May 1, 2007.

               (iv) By-laws of The Manufacturers Life Insurance Company
                    (U.S.A.), incorporated by reference to Exhibit A(6)(b) to Registration Statement on Form S-6, File No. 333-41814, filed on July 20, 2000.

               (v) Amendment to By-Laws reflecting the Company's name change to John Hancock Life Insurance Company (U.S.A.) effective January 1, 2005, incorporated by reference to Exhibit
                    (b)(6)(v) to Registration Statement, File No. 333-70728, filed on May 1, 2007.

          (7) Contract of reinsurance in connection with the variable annuity contracts being offered - NOT APPLICABLE.

          (8) Other material contracts not made in the ordinary course of business which are to be performed in whole or in part on or after the date the registration statement is filed:

               (a)(i) CSC Customer Agreement dated June 30, 2004, incorporated by reference to Exhibit 24(b)(8)(a)(i) to Post-Effective Amendment No. 3 to Registration Statement, File No. 333-143073, filed on April 1, 2009. [Portions of this exhibit have been omitted pursuant to an Order Granting Confidential Treatment granted by the SEC on April 6, 2009.]

                  (ii) Addendum No. 2 to the Remote Service Exhibit Number 1 dated July 1, 2006 with CSC, incorporated by reference to Exhibit 24(b)(8)a)(ii) to Post-Effective Amendment No. 3 to Registration Statement, File No. 333-143073, filed on April 1, 2009. [Portions of this exhibit have been omitted pursuant to an Order Granting Confidential Treatment granted by the SEC on April 6, 2009.]

               (b)(i) Merger Agreement with The Manufacturers Life Insurance Company (U.S.A.) and The Manufacturers Life Insurance Company of North America, incorporated by reference to
                         Exhibit 24(b)(8)(ii)(A) to Post-Effective Amendment No. 31 to Registration Statement, File No. 333-70728, filed on April 30, 2009.

               (c)(i) Participation Agreement among John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company, John Hancock Variable Life Insurance Company and John Hancock Trust dated April 20, 2005, incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement, File No. 333-126668, filed on October 12, 2005.

                  (ii) Shareholder Information Agreement between John Hancock Life Insurance Company (U.S.A.), John Hancock Life Insurance Company of New York, John Hancock Life Insurance Company, John Hancock Variable Life Insurance, and John Hancock Trust portfolios (except American Funds Insurance Series) dated April 16, 2007, incorporated by reference to Post-Effective Amendment No. 9 to Registration Statement, File No. 333-85284, filed on April 30, 2007.

          (9) Opinion of Counsel and consent to its use as to the legality of the securities being registered. [TO BE FILED BY AMENDMENT]

          (10) Written consent of ______________, independent registered public accounting firm. [TO BE FILED BY AMENDMENT]

          (11) All financial statements omitted from Item 23, Financial Statements--NOT APPLICABLE.

          (12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter or initial contract owners--NOT APPLICABLE.

          (13) Powers of Attorney. [FILED HEREWITH]

Item 25. Directors and Officers of the Depositor.

     OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                           EFFECTIVE AS OF MAY 7, 2010

NAME AND PRINCIPAL BUSINESS ADDRESS   POSITION WITH DEPOSITOR
-----------------------------------   --------------------------------------------------------------------------------
James R. Boyle*                       Director and President
Jonathan Chiel*                       Executive Vice President and General Counsel
Thomas Borshoff*                      Director
Ruth Ann Fleming*                     Director
James D. Gallagher*                   Director and Executive Vice President
Scott S. Hartz***                     Director, Executive Vice President, and Chief Investment Officer, US Investments
Bradford J. Race, Jr.*                Director
Rex Schlaybaugh, Jr.*                 Director
John G. Vrysen*                       Director and Senior Vice President
Marc Costantini*                      Executive Vice President
Steven A. Finch*                      Executive Vice President
Peter Levitt**                        Executive Vice President and Treasurer
Katherine  MacMillan**                Executive Vice President
Stephen R. McArthur**                 Executive Vice President
Hugh McHaffie*                        Executive Vice President
Bob Diefenbacher+                     Senior Vice President
Peter Gordon***                       Senior Vice President

     OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                           EFFECTIVE AS OF MAY 7, 2010

NAME AND PRINCIPAL BUSINESS ADDRESS   POSITION WITH DEPOSITOR
-----------------------------------   -------------------------------------------------------------------------
Allan Hackney*                        Senior Vice President and Chief Information Officer
Naveed Irshad**                       Senior Vice President
Gregory Mack*                         Senior Vice President
Ronald J. McHugh*                     Senior Vice President
Lynn Patterson*                       Senior Vice President and Chief Financial Officer
Craig R. Raymond*                     Senior Vice President, Chief Actuary and Chief Risk Officer
Diana L. Scott*                       Senior Vice President
Alan R. Seghezzi***                   Senior Vice President
Bruce R. Speca*                       Senior Vice President
Tony Teta*                            Senior Vice President
Brooks Tingle***                      Senior Vice President
Emanuel Alves*                        Vice President, Counsel, and Corporate Secretary
John C. S. Anderson***                Vice President
Roy V. Anderson*                      Vice President
Arnold R. Bergman*                    Vice President
Stephen J. Blewitt***                 Vice President
Robert Boyda*                         Vice President
John E. Brabazon***                   Vice President
George H. Braun***                    Vice President
Thomas Bruns*                         Vice President
Tyler Carr*                           Vice President
Philip Clarkson+                      Vice President
Kevin J. Cloherty*                    Vice President
Brian Collins+                        Vice President
Art Creel*                            Vice President
George Cushnie**                      Vice President
John J. Danello*                      Vice President
Wilma Davis***                        Vice President
Anthony J. Della Piana***             Vice President
Brent Dennis***                       Vice President
Robert Donahue++                      Vice President
Lynn L. Dyer***                       Vice President, Counsel and Chief Compliance Officer - U.S. Investments
John Egbert*                          Vice President
David Eisan++                         Vice President
Edward Eng**                          Vice President
Carol Nicholson Fulp*                 Vice President
Paul Gallagher+++                     Vice President
Wayne A. Gates++                      Vice President
Ann Gencarella***                     Vice President
Richard Harris**                      Vice President and Appointed Actuary
John Hatch*                           Vice President
Kevin Hill***                         Vice President
E. Kendall Hines***                   Vice President
Eugene Xavier Hodge, Jr.***           Vice President
James C. Hoodlet***                   Vice President
Roy Kapoor**                          Vice President
Mitchell Karman***                    Vice President, Chief Compliance Officer & Counsel
Frank Knox*                           Vice President, Chief Compliance Officer - Retail Funds/Separate Accounts
Jonathan Kutrubes*                    Vice President
Cynthia Lacasse***                    Vice President
Denise Lang**                         Vice President
Robert Leach*                         Vice President
David Longfritz*                      Vice President
Nathaniel I. Margolis***              Vice President
John Maynard+                         Vice President

     OFFICERS AND DIRECTORS OF JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
                           EFFECTIVE AS OF MAY 7, 2010

NAME AND PRINCIPAL BUSINESS ADDRESS   POSITION WITH DEPOSITOR
-----------------------------------   -------------------------------------------------------------------------
Steven McCormick**                    Vice President
Janis K. McDonough***                 Vice President
Scott A. McFetridge***                Vice President
William McPadden***                   Vice President
Peter J. Mongeau+                     Vice President
Steven Moore*                         Vice President
Curtis Morrison***                    Vice President
Colm D. Mullarkey***                  Vice President
Tom Mullen*                           Vice President
Scott Navin***                        Vice President
Nina Nicolosi*                        Vice President
Frank O'Neill*                        Vice President
Jacques Ouimet+                       Vice President
Gary M. Pelletier***                  Vice President
Steven Pinover*                       Vice President
Krishna Ramdial*                      Vice President, Treasury
S. Mark Ray***                        Vice President
Jill Rebman*                          Vice President
Mark Rizza*                           Vice President
Ian R. Roke*                          Vice President
Andrew Ross**                         Vice President
Thomas Samoluk*                       Vice President
Jonnie Smith****                      Vice President
Yiji S. Starr*                        Vice President
Gaurav Upadhya**                      Vice President
Simonetta Vendittelli++               Vice President
Peter de Vries**                      Vice President
Karen Walsh*                          Vice President
Linda A. Watters*                     Vice President
Joseph P. Welch+++                    Vice President
Jeffery Whitehead*                    Vice President and Controller
Henry Wong***                         Vice President
Randy Zipse***                        Vice President

*    Principal business office is 601 Congress Street, Boston, MA 02210

**   Principal business office is 200 Bloor Street East, Toronto, Canada M4W 1E5

***  Principal business office is 197 Clarendon Street, Boston, MA 02117

**** Principal business office is 164 Corporate Drive Portsmouth, NH 03801

+    Principal business office is 200 Berkeley Street, Boston, MA 02116

++   Principal business office is 380 Stuart Street, Boston, MA 02116

+++  Principal business office is 200 Clarendon Street, Boston, MA 02116

Item 26. Persons Controlled by or Under Common Control with Depositor or Registrant.

Registrant is a separate account of John Hancock Life Insurance Company (U.S.A.) (the "Company"), operated as a unit investment trust. Registrant supports benefits payable under the Company's variable annuity contracts by investing assets allocated to various investment options in shares of John Hancock Trust (the "Trust"), which is a "series" type of mutual fund registered under the Investment Company Act of 1940 (the "Act") as an open-end management investment company. The purchasers of variable annuity and variable life insurance contracts, in connection with which the Trust is used, will have the opportunity to instruct the Company with respect to the voting of the shares of the Series Fund held by Registrant as to certain matters. Subject to the voting instructions, the Company directly controls Registrant.

On the effective date of this Amendment to the Registration Statement, JHFS and its subsidiaries are controlled by Manulife Financial Corporation ("MFC"). A list of other persons controlled by MFC as of December 31, 2009 appears below:

                            MANULIFE FINANCIAL CORPORATION
              PRINCIPAL SUBSIDIARIES -POST-MERGER DECEMBER 31, 2009

FOR EXTERNAL USE


                                                       __________________
                                                      |                  |
                                                      |Manulife Financial|
                                                      |    Corporation   |
                                                      |     (Canada)     |
                                                      |__________________|
                                                               |
                                                               |........................................................
                                                               |                                                       .
                                                       ________|_________                                         _____._______
                                                      |                  |                                       |             |
                                                      | The Manufacturers|                                       |John Hancock |
                                                      |  Life Insurance  |                                       | Reassurance |
                                                      |      Company     |                                       |Company, Ltd.|
                                                      |     (Canada)     |                                       | (Bermuda)   |
                                                      |__________________|                                       |_____________|
                                                               |
                                                               |
                                                               |-----------------------------------------------------------------
                                                               |                                                                 |
 ______________________________________________________________|______________________                                           |
|                  |                  |                      .  |                     |                                          |
|                  |                  |                      .  |                     |                                          |
|                  |                  |                      .  |                     |                                          |
|    ___________   |   ____________   |     ______________   .  |   _______________   |   ____________                           |
|   |           |  |  |            |  |    |              |  .  |  |               |  |  |            |                          |
|   |    NAL    |  |  | MFC Global |  |    |   Manulife   |  .  |  |    Manulife   |  |__|    MLI     |                          |
|   | Resources |  |  | Investment |  |    |   Insurance  |  .  |  |    Holdings   |     | Resources  |                          |
|---|Management |  |--| Management |  |    |  (Thailand)  |  .  |__|    (Bermuda)  |     |    Inc.    |                          |
|   |  Limited  |  |  |  (U.S.A.)  |  |    |    Public    |...     |     Limited   |     | (Alberta)  |                          |
|   | (Canada)  |  |  |   Limited  |  |    |    Company   |98.25%__|    (Bermuda)  |     |____________|                          |
|   |___________|  |  |  (Canada)  |  |    |    Limited   |     |  |_______________|           .                                 |
|                  |  |____________|  |    |  (Thailand)  |     |                              .                                 |
|                  |                  |    |______________|     |                              ......................            |
|                                                 |             |                              .                    .            |
|                  |                  |           |99.9999%     |                              .                    . 45.76%     |
|    __________    |   ____________   |     ______|_______      |   _______________       _____.______          ____.________    |
|   |          |   |  |            |  |    |              |     |  |               |     |            |        |             |   |
|   | Manulife |   |  | MFC Global |  |    |   Manulife   |     |  | Manufacturers |     |  Manulife  |        |   Manulife  |   |
|   |  Bank of |   |  |    Fund    |  |    |     Asset    |     |--|  P&C Limited  |     |    Life    |    ----|   Holdings  |   |
|---|  Canada  |   |--| Management |  |    |  Management  |     |  |  (Barbados)   |     |  Insurance |   |    |    Berhad*  |   |
|   | (Canada) |   |  |  (Europe)  |  |    |  (Thailand)  |     |  |_______________|     |   Company  |   |    |  (Malaysia) |   |
|   |__________|   |  |   Limited  |  |    |    Company   |     |                        |   (Japan)  |   |    |_____________|   |
|                  |  |  (England) |  |    |    Limited   |     |                        |____________|   |                      |
|                  |  |____________|  |    |  (Thailand)  |     |                              |          |                      |
|                  |        |         |    |______________|     |                              |          |                      |
|                           |         |                         |                              |          |                      |
|    __________    |   _____|______   |     ______________      |   _______________       _____|______    |     _____________    |
|   |          |   |  |            |  |    |              |     |  |               |     |            |   |    |             |   |
|   | Manulife |   |  | MFC Global |  |    |   Manulife   |     |  | Manufacturers |     | MFC Global |   |    |   Manulife  |   |
|   |  Canada  |   |  | Investment |  |----|   (Vietnam)  |     |--|      Life     |     | Investment |   |----|   Insurance |   |
|---|   Ltd.   |   |--| Management |  |    |    Limited   |     |  |  Reinsurance  |     | Management |   |    |    Berhad   |   |
|   | (Canada) |   |  |  (Europe)  |  |    |   (Vietnam)  |     |  |    Limited    |     |   (Japan)  |   |    |  (Malaysia) |   |
|   |__________|   |  |   Limited  |  |    |______________|     |  |   (Barbados)  |     |   Limited  |   |    |_____________|   |
|                  |  |  (England) |  |           |             |  |_______________|     |   (Japan)  |   |                      |
|                  |  |___________ |  |           |             |                        |____________|   |     ______________   |
|                  |                  |           |             |                                         |    |              |  |
|                  |                  |           |             |                                         |    |Manulife Asset|  |
|    ___________   |   ____________   |     ______|_______      |   _______________                       |    |  Management  |  |
|   |           |  |  |            |  |    |              |     |  |               |                       ----|  (Malaysia)  |  |
|   |   First   |  |  |  Berkshire |  |    |   Manulife   |     |  |   Manulife    |                           |    Sdn Bhd   |  |
|   |   North   |  |  |  Insurance |  |    |    Vietnam   |     |  | International |                           |  (Malaysia)  |  |
|---| American  |  |--|  Services  |  |    |     Fund     |      --|   Holdings    |                           |______________|  |
|   | Insurance |  |  |    Inc.    |  |    |  Management  |        |    Limited    |                                             |
|   |  Company  |  |  |  (Ontario) |  |    |    Company   |        |   (Bermuda)   |                                             |
|   | (Canada)  |  |  |____________|  |    |    Limited   |        |_______________|                                             |
|   |___________|  |        |         |    |   (Vietnam)  |               |                                                      |
|                  |        |         |    |______________|               |--------------------                                  |
|                  |        |         |                                   |                    |                                 |
|    ___________   |   _____|______   |     _____________           ______|________       _____|______                           |
|   |           |  |  |            |  |    |              |        |               |     |            |                          |
|   |    FNA    |  |  |     JH     |  |    |   Manulife   |        |   Manulife    |     |  Manulife  |                          |
|---| Financial |  |  | Investments|  |----|  (Singapore) |        |(International)|     |    Asset   |                          |
|   |   Inc.    |  |  | (Delaware) |  |    |   Pte. Ltd.  |        |    Limited    |     | Management |                          |
|   | (Canada)  |  |  |     LLC    |  |    |  (Singapore) |        |   (Bermuda)   |     |   (Asia)   |                          |
|   |___________|  |  | (Delaware) |  |    |______________|        |_______________|     |   Limited  |                          |
|         |        |  |____________|  |                                   |              | (Barbados) |                          |
|         |        |                  |                                   | 51%          |____________|                          |
|         |        |                  |                                   |                    |                                 |
|    _____|_____   |   ____________   |     ______________          ______|________       _____|______                           |
|   |           |  |  |            |  |    |              |        |               |     |            |                          |
|   | Elliott & |  |  |  Manulife  |  |    |   Manulife   |        |   Manulife-   |     |  Manulife  |                          |
|   |   Page    |  |  | Securities |  |    |     Asset    |        |   Sinochem    |     |    Asset   |                          |
|   |  Limited  |  |--| Investment |  |    |  Management  |        |     Life      |     | Management |                          |
|   | (Ontario) |  |  |  Services  |  |----|  (Singapore) |        | Insurance Co. |     | (Hong Kong)|                          |
|   |___________|  |  |    Inc.    |  |    |     Pte.     |        | Ltd. (China)  |     |   Limited  |                          |
|                  |  |  (Canada)  |  |    |     Ltd.     |        |_______________|     | (Hong Kong)|                          |
|                  |  |____________|  |    |  (Singapore) |                              |____________|                          |
|                  |                  |    |______________|                                    |                                 |
|                  |                  |                                                        |                                 |
|    ___________   |   ____________   |     ______________                                _____|_______                          |
|   |           |  |  |            |  |    |              |                              |             |                         |
|   |    EIS    |  |  |  Manulife  |  |    |      The     |                              |  Manulife   |                         |
|   | Services  |  |  | Securities |  |    | Manufacturers|                              |    Asset    |                         |
 ---| (Bermuda) |   --|Incorporated|  |----|     Life     |                              | Management  |                         |
    |  Limited  |     |  (Ontario) |  |    | Insurance Co.|                              |(Taiwan) Co.,|                         |
    | (Bermuda) |     |____________|  |    |   (Phils.),  |                              |    Ltd.     |                         |
    |___________|                     |    |     Inc.     |                              |  (Taiwan)   |                         |
                                      |    | (Philippines)|                              |_____________|                         |
                                      |    |______________|                                                                      |
                                      |                                                                                          |
                                      |     _______________                                                                      |
                                      |    |               |                                                                     |
                                      |    |  PT Asuransi  |                                                                     |
                                      |    | Jiwa Manulife |                                                                     |
                                       ----|  Indonesia (1)|                                                                     |
                                        95%|  (Indonesia)  |                                                                     |
                                           |_______________|                                                                     |
                                                   .                                                                             |
                                                   .                                                                             |
                                            _______._______                                                                      |
                                           |               |                                                                     |
                                           |  PT Manulife  |                                                                     |
                                           |     Aset      |                                                                     |
                                           |   Manajemen   |                                                                     |
                                           |   Indonesia   |                                                                     |
                                           |  (Indonesia)  |                                                                     |
                                           |_______________|                                                                     |
                                                                                                                                 |
                                                                                                                                 |
                                                                                                                                 |
                                                                                                                                 |
                                                                                                                                 |
                                        -----------------------------------------------------------------------------------------
                                       |
                                       |
                                _______|_____
                               |              |
                               |   Manulife   |
                               |   Holdings   |
                               |   (Alberta)  |
                               |    Limited   |
                               |   (Alberta)  |
                               |______________|
                                      |
                                      |
                                ______|_______
                               |              |
                               | John Hancock |
                               |   Holdings   |
                               |  (Delaware)  |
                               |      LLC     |
                               |  (Delaware)  |
                               |______________|
                                      |
                                      |
                                ______|_______
                               |              |
                               |      The     |
                               | Manufacturers|
                               |  Investment  |
                               |  Corporation |
                               |  (Michigan)  |
                               |______________|
                                      |
                                      |----------------------------------------------------------------------------
                                ______|_______                                           ____|______        _______|_________
                               |              |                                         |           |      |                 |
                               | John Hancock |                                         |  Manulife |      |  John Hancock   |
                               |     Life     |                                         |Reinsurance|      | International,  |
                          -----|   Insurance  |-----------------------                  |  Limited  |      |      Inc.       |
                         |     |    Company   |                       |                 | (Bermuda) |      | (Massachusetts) |
                         |     |   (U.S.A.)   |                       |                 |___________|      |_________________|
                         |     |  (Michigan)  |                       |                                            |
                         |     |______________|                       |                                            | 50%
                         |                                            |                                     _______|_________
                         |                                            |                                    |                 |
                         |      _______________               ________|_______                             |  John Hancock   |
                         |     |               |             |                |                            |   Tianan Life   |
                         |     | John Hancock  |             |  John Hancock  |                            |Insurance Company|
                         |     | Life & Health |       ------|Subsidiaries LLC|                            |     (China)     |
                         |-----|   Insurance   |      |      |   (Delaware)   |                            |_________________|
                         |     |    Company    |      |      |________________|
                         |     |(Massachusetts)|      |
                         |     |_______________|      |
                         |                            |
                         |                            |
                         |      ______________        |       ________________
                         |     |              |       |      |                |
                         |     | John Hancock |       |      |  John Hancock  |
                         |-----| Distributors |       |      |    Financial   |
                         |     |      LLC     |       |------|  Network, Inc. |
                         |     |  (Delaware)  |       |      | (Massachusetts)|
                         |     |______________|       |      |________________|
                         |                            |
                         |                            |
                         |      ______________        |       ________________
                         |     |              |       |      |                |
                         |     | John Hancock |       |      | Hancock Natural|
                         |     |     Life     |       |------| Resource Group,|
                         |-----|   Insurance  |       |      | Inc. (Delaware)|
                         |     |    Company   |       |      |________________|
                         |     |  of New York |       |
                         |     |  (New York)  |       |
                         |     |______________|       |
                         |            |               |
                         |            | 38%           |
                         |      ______|_______        |       ________________
                         |     |              |       |      |                |
                         |     | John Hancock |       |      |   Declaration  |
                          -----|  Investment  |       |------|  Management &  |
                           57% |  Management  |       |      |  Research LLC  |
                               | Services, LLC|       |      |   (Delaware)   |
                               |  (Delaware)  |       |      |________________|
                               |______________|       |
                                     /.\ 5%           |
                                      .               |       ________________
                                      .               |      |                |
                                      .               |      |  The Berkeley  |
                                      .                ------|    Financial   |
                                      .                      |    Group LLC   |
                                      .......................|   (Delaware)   |
                                                             |________________|
                                                                     .
                                                                     .
                                                              _______.________
                                                             |                |
                                                             |  John Hancock  |
                                                             |    Funds LLC   |
                                                             |   (Delaware)   |
                                                             |________________|

........ Indirect Control
_______ Direct Control

Prepared by: Corporate Tax
Date: March 23, 2010

(1) PT Asuransi Jiwa Manulife Indonesia holds indirectly the remaining 5% of its own equity.

This chart displays voting shares. All entities are 100% controlled unless otherwise indicated.

Item 27. Number of Contract Owners.

As of APRIL 30, 2010, there were no qualified and no non-qualified contracts of the series offered hereby outstanding.

Item 28. Indemnification.

     Article XII of the Restated Articles of Redomestication of the Company provides as follows:

     No director of this Corporation shall be personally liable to the Corporation or its shareholders or policyholders for monetary damages for breach of the director's fiduciary duty, provided that the foregoing shall not eliminate or limit the liability of a director for any of the following:

          i) a breach of the director's duty or loyalty to the Corporation or its shareholders or policyholders;

          ii) acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;

          iii) a violation of Sections 5036, 5276 or 5280 of the Michigan Insurance Code, being MCLA 500.5036, 500.5276 and 500.5280;

          iv) a transaction from which the director derived an improper personal benefit; or

          v) an act or omission occurring on or before the date of filing of these Articles of Incorporation.

     If the Michigan Insurance Code is hereafter amended to authorize the further elimination or limitation of the liability of directors. then the liability of a director of the Corporation, in addition to the limitation on personal liability contained herein, shall be eliminated or limited to the fullest extent permitted by the Michigan Insurance Code as so amended. No amendment or repeal of this Article XII shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to the effective date of any such amendment or repeal.

     Notwithstanding the foregoing, Registrant hereby makes the following undertaking pursuant to Rule 484 under the Securities Act of 1933:

          Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters.

     (a) Set forth below is information concerning other investment companies for which John Hancock Distributors, LLC ("JHD LLC"), the principal underwriter of the contracts, acts as investment adviser or principal underwriter.

NAME OF INVESTMENT COMPANY                                           CAPACITY IN WHICH ACTING
--------------------------                                           ------------------------
John Hancock Life Insurance Company (U.S.A.) Separate Account H      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account A      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account N      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account I      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account L      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account M      Principal Underwriter
John Hancock Life Insurance Company of New York Separate Account A   Principal Underwriter
John Hancock Life Insurance Company of New York Separate Account B   Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account Q      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account W      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account X      Principal Underwriter
John Hancock Variable Life Account UV                                Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account R      Principal Underwriter
John Hancock Life Insurance Company (U.S.A.) Separate Account T      Principal Underwriter

John Hancock Variable Life Account S                                 Principal Underwriter
John Hancock Variable Life Account U                                 Principal Underwriter
John Hancock Variable Life Account V                                 Principal Underwriter

     (b) John Hancock Life Insurance Company (U.S.A.) is the sole member of John Hancock Distributors LLC (JHD LLC). The management of JHD LLC is vested in its board of managers (consisting of Edward Eng**, Steve Finch***, Lynne Patterson*, Christopher M. Walker**, and Karen Walsh**) who have authority to act on behalf of JHD LLC.

          *    Principal business office is 601 Congress Street, Boston, MA
               02210

          ** Principal business office is 200 Bloor Street, Toronto, Canada M4W 1E5

          ***  Principal business office is 197 Clarendon St, Boston, MA 02116

     (c)  None.

Item 30. Location of Accounts and Records.

     All books and records are maintained at 601 Congress Street, Boston, MA 02210.

Item 31. Management Services.

     None.

Item 32. Undertakings.

     (a) Representation of Insurer Pursuant to Section 26 of the Investment Company Act of 1940.

          John Hancock Life Insurance Company (U.S.A.) ("Company") hereby represents that the fees and charges deducted under the contracts issued pursuant to this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

     (b) Representation of Registrant Pursuant to Section 403(b) of the Internal Revenue Code of 1986, as amended.

          Registrant is relying on a no-action letter issued in connection with funding vehicles for retirement plans meeting the requirements of
          Section 403(b) of the Internal Revenue Code of 1986, as amended, on November 28, 1988, SEC Reference No. IP-6-88, and is complying with the provisions of paragraphs 1-4 of such no action letter.

     (c)  Undertakings Pursuant to Item 32 of Form N-4

          (1) The Depositor and Registrant will file a post-effective amendment to this registration statement as frequently as is necessary to insure that the audited financial statements in the registration statement are never longer than 16 months old for so long as payments under the variable annuity contracts may be accepted;

          (2) The Depositor and Registrant will include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

          (3) The Depositor and Registrant will deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant and the Depositor have caused this Registration Statement to be signed on their behalf in the City of Boston, Massachusetts, on this twenty-first day of May, 2010.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
SEPARATE ACCOUNT H
(Registrant)


By: JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)
    (Depositor)


By: /s/ James R. Boyle
    -----------------------------------------------
    James R. Boyle
    Director and President


JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)


By: /s/ James R. Boyle
    -----------------------------------------------
    James R. Boyle
    Director and President

                                   SIGNATURES

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities with the Depositor as of this twenty-first day of May, 2010.

Signature                              Title
---------                              -----

/s/ James R. Boyle                     Director and President
------------------------------------   (Principal Executive Officer)
James R. Boyle


/s/ Lynne Patterson                    Senior Vice President & Chief Financial Officer
------------------------------------   (Principal Financial Officer)
Lynne Patterson


/s/ Jeffery J. Whitehead               Vice President & Controller
------------------------------------   (Principal Accounting Officer)
Jeffery J. Whitehead


         *                             Director
------------------------------------
Thomas Borshoff


         *                             Director
------------------------------------
Ruth Ann Fleming


         *                             Director
------------------------------------
James D. Gallagher


         *                             Director
------------------------------------
Scott S. Hartz


         *                             Director
------------------------------------
Bradford J. Race, Jr.


         *                             Director
------------------------------------
Rex Schlaybaugh, Jr.


         *                             Director
------------------------------------
John Vrysen


*/s/ Thomas J. Loftus                  Senior Counsel - Annuities
------------------------------------
Thomas J. Loftus
Pursuant to Power of Attorney

                                  EXHIBIT INDEX

  ITEM NO.                                DESCRIPTION
------------   -----------------------------------------------------------------
24(b)4(i)      Form of Specimen Contract for Venture 200.10.

24(b)4(ii)     Specifications Pages for Venture 200.10 for Roth IRA.

24(b)4(iii)    Specifications Pages for Venture 200.10 for traditional IRA.

24(b)4(iv)     Form of Specimen Contract for Venture 201.10.

24(b)4(v)      Specifications Pages for Venture 201.10 for Roth IRA.

24(b)4(vi)     Specifications Pages for Venture 201.10 for traditional IRA.

24(b)4(vii)    Form of Specimen Contract for Venture 202.10.

24(b)4(viii)   Specifications Pages for Venture 202.10 for Roth IRA.

24(b)4(ix)     Specifications Pages for Venture 202.10 for traditional IRA.

24(b)5(i)      Form of Specimen Application for GIFL Select IRA Rollover
               Variable Annuity Contract.

24(b)(13)      Powers of Attorney